

Together

2018 Notice of Annual Meeting,
2018 Proxy Statement and
2017 Annual Report on Form 10-K

aetna®

aetna.com

00.02.966.1 A (3/18)



April 6, 2018

To Our Shareholders:

As I write to you for likely the last time as Chairman and CEO of Aetna, I tell you with great optimism that our vision for building a consumer-centric health care experience has never been closer to reality. We are better positioned than ever to address a more holistic definition of health that includes the social, economic, and environmental factors that play a critical role in our physical and mental wellbeing.

Aetna's strategy remains centered on the consumer. Each day, our nearly 50,000 employees across the globe are committed to building trusted relationships with our members in their homes and local communities while creating new digital tools and analytical capabilities to proactively engage consumers in their health. However, there is more we can do to make an even greater impact on the health and wellbeing of individuals and families across the country. We have agreed to be acquired by CVS Health because it is the next step in our journey to empower consumers to achieve their personal health ambitions.

Aetna and CVS Health have a shared vision to become a trusted partner in local communities across the country, fortifying the health care system and building a better experience that is simpler, more affordable, and responsive to the needs of consumers. After the transaction closes, which we anticipate will be in the second half of 2018, Aetna will operate as a stand-alone business within the CVS Health enterprise. The Aetna brand will remain in the market in recognition of the exceptional value our company provides to the many members, customers, and partners that rely on us each day to build a healthier world.

While our future has never been brighter, Aetna continues to successfully execute against our strategy and deliver strong financial results for our investors. In 2017, Aetna generated revenue of $60.5 billion and net income of $1.9 billion while serving 22.2 million medical members. We also grew total Medicare membership by 8 percent, including 16 percent growth in individual Medicare Advantage products, while providing industry-leading quality to our members. At the end of 2017, 87 percent of Aetna's Medicare members were enrolled in plans rated overall four stars or greater – the highest among our publicly traded competitors for the second consecutive year.

We continue to build strong relationships with high-quality providers in local communities, and 53 percent of Aetna's total medical spend now runs through value-based contracts. Aetna is simultaneously making significant investments



Mark T. Bertolini
Chairman and Chief Executive Officer

to address the social and environmental conditions that account for 60 percent of the factors impacting life expectancy. Our new care management model, Aetna Community Care, is specifically designed to connect our members with community-based tools and resources that address the non-clinical factors impacting health, including housing, nutrition, and socialization. The Aetna Foundation has also partnered with U.S. News and World Report to showcase local communities across America that are doing the best job of improving their residents' health through partnerships, expanded public health assessments, and education programs.

Aetna has a proud 164-year history of evolving to meet the needs of consumers. It has been a privilege to lead this great company for the past seven years, and I could not be more pleased to take the next step on our journey at a time when consumers are more empowered than ever before to take control of their health care. I remain confident that Aetna and CVS Health together will continue to be a leader in consumer-directed health care for many years to come.

Thank you for your continued support and investment in Aetna.

Mark T. Bertolini
Chairman and CEO

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF AETNA INC.

Date and Time of Annual Meeting

Friday, May 18, 2018 at 9:30 a.m. Eastern time

Place of Annual Meeting

Park Hyatt New York, 153 West 57th Street, New York, NY 10019

Items of Business

1. To elect as Directors of Aetna Inc. the 10 nominees named in this Proxy Statement;
2. To approve the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2018;
3. To approve the Company's executive compensation on a non-binding advisory basis;
4. To consider and act on two shareholder proposals, if properly presented at the meeting; and
5. To transact any other business that may properly come before the Annual Meeting or any adjournment thereof.

Record Date

The Board of Directors has fixed the close of business on March 16, 2018, as the record date for determination of the shareholders entitled the Annual Meeting or any adjournment thereof.

The Annual Meeting is open to all shareholders as of the record date, the close of business on March 16, 2018, or their authorized representatives. Valet parking and self-parking are available for a fee at the Park Hyatt New York, in New York, NY. See Annex B for directions to the Park Hyatt New York, in New York, NY.

Your vote is important

It is important that your shares be represented and voted at the Annual Meeting. We urge you to vote by using any of the below methods.

By internet

 **www.proxyvote.com** available 24/7, follow the instructions

By telephone

 Call toll-free on a touchtone telephone 1-800-690-6903 inside the United States or Puerto Rico and follow the instructions.

By mail

 If you received a proxy/voting instruction card by mail, you can mark, date, sign and return it in the postage-paid envelope furnished for that purpose.

Vote in Person

 If you attend the Annual Meeting, you may vote in person if you wish, even if you have voted previously.

Important Notice

This Notice of Annual Meeting and Proxy Statement and Aetna's 2017 Annual Report on Form 10-K are available on the Internet at **www.proxyvote.com**.

The Annual Meeting will be audiocast live on the Internet at **www.aetna.com/investor**.

Important Information If You Plan to Attend the Meeting in Person:

An admission ticket is required for admission to the meeting. You must request a ticket in advance by following the instructions on page 75 and on page 81 of the attached Proxy Statement. Aetna's Corporate Secretary must receive your written request for an admission ticket on or before May 11, 2018. Your ticket will be mailed to you prior to the meeting if you follow these instructions. Don't forget your ticket and government issued photo ID. You will not be admitted to the meeting if you do not have your ticket and ID.

If you hold your Aetna common shares through a brokerage account (in "street name"), your request for an admission ticket must include a copy of a brokerage statement reflecting stock ownership as of the record date.

Please leave all weapons, cameras, audio and video recording devices and other electronic devices at home.

We are pleased to take advantage of Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their shareholders on the Internet. As a result, beginning on or about April 6, 2018, we are mailing a notice of Internet availability to many of our shareholders instead of paper copies of our Proxy Statement and our 2017 Annual Report on Form 10-K. The notice contains instructions on how to access those documents over the Internet. The notice also contains instructions on how shareholders can receive a paper copy of our proxy materials, including the Proxy Statement, our 2017 Annual Report on Form 10-K and Proxy Card.

By order of the Board of Directors,



Adam F. McAnaney
Vice President and Corporate Secretary
April 6, 2018

TABLE OF CONTENTS

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IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 18, 2018

This Proxy Statement and Aetna Inc.'s 2017 Annual Report on Form 10-K are available at www.proxyvote.com.

Among other things, the "QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING" section of this Proxy Statement, which begins on page 71, contains information regarding:

- The date, time and location of the Annual Meeting;
- A list of the matters being submitted to shareholders for vote and the recommendations of the Board of Directors of Aetna Inc., if any, regarding each of those matters; and
- Information about attending the Annual Meeting and voting in person.

Any control/identification number that a shareholder needs to access his or her form of proxy is included with his or her proxy or voting instruction card or notice of Internet availability of proxy materials.

GOVERNANCE OF THE COMPANY

At Aetna Inc. ("Aetna"), we believe sound corporate governance principles are good for our business, our industry, the competitive marketplace and all of those who place their trust in us. We have embraced the principles behind the Sarbanes-Oxley Act of 2002, as well as the governance rules for companies listed on the New York Stock Exchange (the "NYSE"). These principles are reflected in the structure and composition of our Board of Directors (the "Board") and in the charters of our Board Committees, and are reinforced through Aetna's Code of Conduct, which applies to every Aetna employee and every member of the Board.

Aetna's Corporate Governance Guidelines

Aetna's Corporate Governance Guidelines (the "Guidelines") provide the framework for the governance of Aetna. The governance rules for companies listed on the NYSE and those contained in the Sarbanes-Oxley Act of 2002 are reflected in the Guidelines. The Guidelines address the role of the Board (including advising on key strategic, financial and business objectives); the composition of the Board and selection of Directors; the functioning of the Board (including its annual self-evaluation); the Committees of the Board; the compensation of Directors; and the conduct and ethics standards for Directors, including a prohibition against any nonmanagement Director having a direct or indirect material relationship with Aetna and its subsidiaries (collectively, the "Company") except as authorized by the Board or the Nominating and Corporate Governance Committee (the "Nominating Committee"), and a prohibition against Company loans to, or guarantees of obligations of, Directors and their family members. The Guidelines are available at **www.aetna.com/governance**.

The Board reviews the Company's corporate governance practices at least annually. These reviews include a comparison of our current practices to those suggested by various groups or authorities active in corporate governance and to those of other public companies.

Aetna's Board of Directors

Aetna's business and affairs are managed under the direction of the Board. Under Aetna's By-Laws, the size of the Board may range from 3 to 21 members, with any change to the size of the Board to be designated from time to time by the Board. The Board currently consists of 12 individuals. Upon the retirement of Betsy Z. Cohen and Joseph P. Newhouse, the Board will be reduced to 10 members. The Board appoints Aetna's senior officers, who serve at the discretion of the Board.

Under Aetna's Articles of Incorporation, at each annual meeting of shareholders, all of the Directors are elected to hold office for a term of one year and until their successors are elected and qualified. Proxies cannot be voted for a greater number of persons than the number of Director nominees named in this Proxy Statement.

As a complement to our annual Board and Committee self-evaluations and as part of the Board's desire for continuous self-improvement, from time to time the Board has engaged an independent third-party facilitator to conduct individual director interviews, most recently in 2015. This interview process was designed to provide Directors an opportunity to share valuable feedback with each other with the goal of maximizing individual effectiveness. The Board expects to continue the use of a third-party facilitator periodically in the future.

Director Elections — Majority Voting Standard

Aetna's Articles of Incorporation provide for majority voting in uncontested elections of Directors. Under the Articles of Incorporation, a Director nominee will be elected if the number of votes cast "for" the nominee exceeds the number of votes cast "against" the nominee. An abstention will not have any effect on the outcome of the election. In contested elections, those in which there are more candidates for election than the number of Directors to be elected and one or more candidates have been properly proposed by shareholders, the voting standard will be a plurality of votes cast. Under Pennsylvania law, if an incumbent Director nominee does not receive a majority of the votes cast in an uncontested election, the incumbent Director will continue to serve on the Board until his or her successor is elected

and qualified. To address this situation, the Guidelines require any incumbent Director nominee in an uncontested election who receives more "against" votes than "for" votes to promptly submit his or her resignation for consideration by the Nominating Committee. The Nominating Committee is then required to recommend to the Board the action to be taken with respect to the resignation, and the Board is required to act on the resignation, in each case within a reasonable period of time. Aetna will disclose promptly to the public each such resignation and decision by the Board. New nominees not already serving on the Board who fail to receive a majority of votes cast in an uncontested election will not be elected to the Board in the first instance.

Director Retirement Age

The Nominating Committee regularly assesses the appropriate size and composition of the Board and, among other matters, whether any vacancies on the Board are expected due to retirement or otherwise. The current Director retirement age is 76. Each year, the Nominating Committee considers the characteristics and performance of each individual Director candidate as part of its nomination

process, regardless of the candidate's age. In accordance with the Guidelines, Betsy Z. Cohen and Joseph P. Newhouse are not standing for election at the Annual Meeting. Mrs. Cohen's and Dr. Newhouse's vacancies will not be filled at the Annual Meeting, and, as a result, the size of the Board will be reduced from 12 to 10 Directors.

Executive Sessions

Aetna's nonmanagement directors meet in regularly scheduled executive sessions without management present at every regular Aetna Board meeting. During 2017, the nonmanagement Directors, each of whom is independent, met ten times. During those meetings the nonmanagement Directors discussed, among other things, CVS Health Corporation's ("CVS Health's") proposed acquisition of Aetna, certain Board policies, processes and practices, the performance and proposed performance-based compensation of the Chairman and Chief Executive Officer, management succession and other matters relating to the Company and the functioning of the Board.

Board Leadership Structure and the Lead Director

The Board, assisted by the Nominating Committee, regularly reviews the leadership structure of the Company, including whether the position of Chairman should be held by an independent Director. The Board believes that the decision to combine or separate the positions of Chairman and Chief Executive Officer is highly dependent on the strengths and personalities of the personnel involved and must take into account current business conditions and the environment in which the Company operates. The Board also strongly believes Mr. Bertolini, who continues to serve as Chief Executive Officer, is a successful leader of the Board and an effective bridge between the Directors and Company management. While the Board has decided to keep the roles of Chairman and Chief Executive Officer combined at this time, the Board also has taken steps to ensure that it effectively carries out its responsibility for independent oversight of management. These steps include the election of a Lead Director (with comprehensive and clearly delineated duties); the scheduling at every regular Board meeting of an executive session of the independent Directors (without Mr. Bertolini or other management attendees present); and assuring that substantially all of the nonmanagement Directors are independent. In addition, each Board Committee meets regularly in executive session without management attendees.

> The duties of the Lead Director include the following:
>
> - presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors;
>
> - approving meeting agendas and schedules to assure there is sufficient time for discussion of all agenda items;
>
> - approving information sent to the Board;
>
> - calling special meetings of the Board (including meetings of the independent Directors); and
>
> - making himself or herself available as appropriate for consultation and direct communication upon the reasonable request of a major shareholder.

Edward J. Ludwig, an independent Director, has served as the Lead Director since February 24, 2012. The Lead Director is appointed annually.

Communications with the Board

To contact Aetna's Chairman or its Lead Director or to send a communication to the entire Board you may contact:



Mark T. Bertolini
Chairman and Chief Executive Officer
Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156

or



Edward J. Ludwig
Lead Director
P.O. Box 370205
West Hartford, CT 06137-0205

Communications sent to Aetna's Chairman will be delivered directly to him. All communications to the Lead Director or addressed to the nonmanagement Directors will be kept confidential and forwarded directly to the Lead Director. Items that are unrelated to a Director's duties and responsibilities as a Board member, such as junk mail, may be excluded by the Corporate Secretary.

Director Independence

The Board has established guidelines ("Director Independence Standards") to assist it in determining Director independence. In accordance with the Director Independence Standards, the Board must determine that each independent Director has no material relationship with the Company other than as a Director and/or a shareholder of the Company. Consistent with the NYSE listing standards, the Director Independence Standards specify the criteria by which the independence of our Directors will be determined, including guidelines for Directors and their immediate family members with respect to past employment or affiliation with the Company or its external auditor. The Director Independence Standards are available at **www.aetna.com/about-us/corporate-governance.html.**

Pursuant to the Director Independence Standards, the Board undertook its annual review of Director independence in February 2018. The purpose of this review was to determine whether any nonmanagement Director's relationships or transactions are inconsistent with a determination that the Director is independent. During this review, the Board considered transactions and relationships between each Director or any member of his or her immediate family (or any entity of which a Director or an immediate family member is a partner, major shareholder or officer) and the Company. The Board also considered whether there were any transactions or relationships between Directors or any member of their immediate family with members of the Company's senior management or their affiliates.

As a result of this review, the Board affirmatively determined in its business judgment that each of Fernando Aguirre, Frank M. Clark, Molly J. Coye, M.D., Roger N. Farah, Jeffrey E. Garten,

Ellen M. Hancock, Richard J. Harrington, Edward J. Ludwig, and Olympia J. Snowe, each of whom also is standing for election at the Annual Meeting, and Betsy Z. Cohen and Joseph P. Newhouse who are not standing for election at the Annual Meeting, is independent as defined in the NYSE listing standards and under Aetna's Director Independence Standards and that any relationship with the Company (either directly or as a partner, major shareholder or officer of any organization that has a relationship with the Company) is not material under the independence thresholds contained in the NYSE listing standards and under Aetna's Director Independence Standards.

In determining that each of the nonmanagement Directors is independent, the Board considered that the Company in the ordinary course of business sells products and services to, purchases products and services from, and/or makes charitable contributions to companies and other entities at which some of our Directors or their immediate family members are or have been officers and/or significant equity holders or have certain other relationships. Specifically, the Board considered the existence of and approved the transactions described in the tables below, all of which were made in the ordinary course of business, on terms and conditions substantially similar to those with unrelated third parties, and which the Board believes were in, or not inconsistent with, the best interests of the Company. The aggregate amounts paid to or received from these companies or other entities in each of the last three years did not exceed the threshold in the Director Independence Standards (i.e., the greater of $1 million or 2% of the other company's consolidated gross revenues) for 2017.

2017 Sales and Other Amounts Received by the Company

Director	Organization	Type of Organization	Relationship to Organization	Type of Transaction, Relationship or Agreement	2017 Amount[a]
Roger N. Farah	Tory Burch LLC	Lifestyle Products	Former Executive Officer	Health Care Benefits (Medical/Dental)	<1% <$1,000,000
Jeffrey E. Garten	Yale University	Educational Institution	Employee	Health Care Benefits (Medical/Life/ Flexible Spending Account)	≈0.08% >$1 million
Olympia J. Snowe	McKernan Enterprises, Inc.	Consulting/Investment	Sen. Snowe's spouse is Executive Officer	Health Care Benefits (Medical)	≈0.14% <$500,000

(a)   All premiums and fees were determined on the same terms and conditions as premiums and fees for the Company's other customers. Percentages are determined by dividing (1) calendar year 2017 payments due and owing to the Company by (2) the applicable entity's most recently available annual consolidated gross revenues.

2017 Purchases by the Company

Director	Organization	Type of Organization	Relationship to Organization	Type of Transaction, Relationship or Agreement[A]	2017 Amount[B]
Jeffrey E. Garten	Yale University	Educational Institution	Employee	Education/Opioid Study	≈0.01% <$500,000
Joseph P. Newhouse	Harvard University	Educational Institution	Employee	Medical content for Active Health, research collaborations, membership and 2017 sponsorship of Harvard Sustainability and Health Initiative[C]	≈0.05% >$1 million

(A)   None of the transactions or relationships included consulting services provided to the Company.

(B)   Percentages are determined by dividing (1) calendar year 2017 purchases by the Company by (2) the applicable entity's most recently available annual consolidated gross revenues.

(C)   Aetna does not use Harvard for any consulting or advisory services. Harvard reviews Care Considerations for Active Health. Also includes research collaborations on foundational analytics and membership and 2017 sponsorship of Harvard Sustainability and Health Initiative. Dr. Newhouse had no interest in or involvement with Harvard's relationship with the Company.

All members of the Audit Committee, the Committee on Compensation and Talent Management (the "Compensation Committee") and the Nominating Committee are, in the business judgment of the Board, independent Directors as defined in the NYSE listing standards and in Aetna's Director Independence Standards.

Compensation Committee Interlocks and Insider Participation

As of March 16, 2018, the members of the Compensation Committee are Roger N. Farah (Chair), Frank M. Clark, Betsy Z. Cohen, Jeffrey E. Garten and Edward J. Ludwig. None of the members of the Compensation Committee has ever been an officer or employee of the Company. There are no interlocking relationships between any of our executive officers or Compensation Committee members.

Meeting Attendance

The Board and its Committees meet throughout the year on a set schedule and also hold special meetings from time to time, as appropriate. During 2017, the Board met eighteen times. The average attendance of Directors at all meetings during the year was 98%, and no Director attended fewer than 75% of the aggregate number of Board and Committee meetings that he or she was eligible to attend. It is the policy of the Board that all Directors should be present at Aetna's Annual Meeting of Shareholders. Eleven of the twelve Directors then in office and standing for election attended Aetna's 2017 Annual Meeting of Shareholders.

Aetna's Code of Conduct

Aetna's Code of Conduct applies to every Aetna employee and to every member of the Board and is available at **www.aetna.com/governance**. The Code of Conduct is designed to ensure that Aetna's business is conducted in a consistently legal and ethical manner. The Code of Conduct includes policies on employee conduct, conflicts of interest and the protection of confidential information and requires compliance with all applicable laws and regulations. Aetna will disclose any amendments to the Code of Conduct or waivers of the Code of Conduct relating to Aetna's Directors, executive officers and principal financial and accounting officers or persons performing similar functions on its website at **www.aetna.com/governance** within four business days following the date of any such amendment or waiver. To date, no such waivers have been requested or granted.

Related Party Transaction Policy

Under Aetna's Code of Conduct, the Board or an independent Committee reviews any potential conflicts between the Company and any Director. In addition, the Board has adopted a written Related Party Transaction Policy (the "Policy") which applies to Directors, executive officers, significant shareholders and their immediate family members (each a "Related Person"). Under the Policy, all transactions involving the Company in which a Related Person has a direct or indirect material interest must be reviewed and approved (1) by the Board or the Nominating Committee if involving a Director, (2) by the Board or the Audit Committee if involving an executive officer or (3) by the Board if involving a significant shareholder. The Board or appropriate Committee considers relevant facts and circumstances, which may include, without limitation, the commercial reasonableness of the terms, the benefit to the Company, opportunity costs of alternate transactions, the materiality and character of the Related Person's direct or indirect interest, and the actual or apparent conflict of interest of the Related Person. A transaction may be approved if it is determined, in the Board's or appropriate Committee's reasonable business judgment, that the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders, and considering the interests of other relevant constituents, when deemed appropriate. Determinations of materiality are made by the Board or appropriate Committee, as applicable.

BOARD'S ROLE IN THE OVERSIGHT OF RISK

Aetna relies on its comprehensive enterprise risk management ("ERM") process to identify, aggregate, monitor, measure and manage risks to the Company. The ERM process is dynamic and ongoing. It is designed to identify the most important risks facing the Company as well as to prioritize those risks in the context of the Company's overall strategy. The Company's ERM team is led by the Company's Chief Enterprise Risk Officer, who is also the Company's Chief Financial Officer. In collaboration with the Audit Committee and the Board, the ERM team regularly conducts a risk assessment of the Company's businesses. All of our key business leaders are involved in the risk assessment process. The risk assessment is presented to, and reviewed by, the Audit Committee and, after reflecting the Audit Committee's views, the list of enterprise risks is then reviewed and approved by the Board. As part of their reviews, the Audit Committee and the Board consider the internal governance structure for managing risks, and the Board assigns responsibility for ongoing oversight of each identified risk to a specific Committee of the Board or to the Board. Discussions of assigned risks are then incorporated into the agenda for each Committee (or the Board) throughout the year. Risk management is ongoing, and the importance assigned to identified risks can change and new risks can emerge during the year as the Company develops and implements its strategy. Consequently, our Chief Enterprise Risk Officer, in consultation with the Chairman and Chief Executive Officer, monitors risk management and mitigation activities across the organization throughout the year and reports periodically to the Audit Committee and the Board concerning the Company's risk management profile and activities. For example, the Audit Committee receives quarterly reports on cybersecurity. We believe having the same individual serve as both Chairman and Chief Executive Officer assists the Board in performing its risk oversight function because the Chairman and Chief Executive Officer is directly involved in the Company's ERM process. The Audit Committee also meets regularly in private sessions with the Company's Chief Enterprise Risk Officer.

Board and Committee Membership; Committee Descriptions

Aetna's Board oversees and guides the Company's management and its business. Committees support the role of the Board on issues that are better addressed by smaller, more focused subsets of Directors.

The following table presents, as of March 16, 2018, the key standing Committees of the Board, the membership of such Committees and the number of times each such Committee met in 2017. Charters adopted by the Board for each of the six Committees listed below are available at **www.aetna.com/about-us/corporate-governance/committees-of-the-board.html.**

	Board Committee					
Nominee/Director	Audit	Compensation and Talent Management	Executive	Investment and Finance	Medical Affairs	Nominating and Corporate Governance
Fernando Aguirre	✕		✕			■
Mark T. Bertolini			■	✕		
Frank M. Clark		✕	✕	■		✕
Betsy Z. Cohen		✕		✕		✕
Molly J. Coye, M.D.			✕	✕	■	
Roger N. Farah		■	✕	✕		
Jeffrey E. Garten		✕			✕	
Ellen M. Hancock	✕					✕
Richard J. Harrington	■		✕	✕	✕	
Edward J. Ludwig *Lead Director*		✕	✕	✕		✕
Joseph P. Newhouse	✕				✕	
Olympia J. Snowe	✕				✕	
Number of Meetings in 2017	**9**	**6**	**0**	**5**	**5**	**6**

■ *Committee Chair*

Committee Functions and Responsibilities

Functions and responsibilities of the key standing Committees of Aetna's Board are described below and on the following pages.

Audit Committee



Richard J. Harrington

Chair

The Board has determined in its business judgment that all members of the Audit Committee meet the independence, financial literacy and expertise requirements for audit committee members set forth in the NYSE listing standards. Additionally, the Board has determined in its business judgment that Messrs. Aguirre and Harrington, Dr. Newhouse and Mrs. Hancock, based on his or her background and experience (including that described in this Proxy Statement), has the requisite attributes of an "audit committee financial expert" as defined by the United States Securities and Exchange Commission (the "SEC"). The Audit Committee assists the Board in its oversight of (1) the integrity of the financial statements of the Company, (2) the qualifications and independence of the Company's independent registered public accounting firm (the "Independent Accountants"), (3) the performance of the Company's internal audit function and the Independent Accountants, and (4) compliance by the Company with legal and regulatory requirements, including reasonable oversight of the Company's Medicare Compliance Program. The Audit Committee periodically discusses management's policies with respect to risk assessment and risk management, and periodically discusses with the Independent Accountants, management and the Company's Internal Audit department significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Independent Accountants and any other accounting firm engaged to perform audit, review or attest services (including the resolution of any disagreements between management and any auditor regarding financial reporting). The Independent Accountants and any other such accounting firm report directly to the Audit Committee. The Company's Chief Compliance Officer is authorized to communicate promptly and personally to the Audit Committee on all matters he or she deems appropriate, including, without limitation, any matter involving criminal conduct or potential criminal conduct. The Audit Committee is empowered, to the extent it deems necessary or appropriate, to retain outside legal, accounting or other advisers having special competence as necessary to assist it in fulfilling its responsibilities and duties. The Audit Committee has available from the Company such funding as the Audit Committee determines for compensation to the Independent Accountants, any other accounting firm or other advisers engaged, and for the Audit Committee's ordinary administrative expenses. The Audit Committee conducts an annual evaluation of its performance. For more information regarding the role, responsibilities and limitations of the Audit Committee, please refer to the Report of the Audit Committee beginning on page 63.

The Audit Committee can be confidentially contacted by those wishing to raise concerns or complaints about the Company's accounting, internal accounting controls or auditing matters by calling AlertLine®, an independent toll-free service, at 1-888-891-8910 (available seven days a week, 24 hours a day), or by writing to: Corporate Compliance, P.O. Box 370205, West Hartford, CT 06137-0205.

Committee on Compensation and Talent Management



Roger N. Farah

Chair

The Board has determined in its business judgment that all members of the Compensation Committee meet the independence requirements set forth in the NYSE listing standards and in Aetna's Director Independence Standards. The Compensation Committee is directly responsible for reviewing and approving the corporate goals and objectives relevant to Chief Executive Officer and other executive officer compensation; evaluating the Chief Executive Officer's and other executive officers' performance in light of those goals and objectives; and establishing the Chief Executive Officer's and other executive officers' compensation levels based on this evaluation. The Chief Executive Officer's compensation is determined after reviewing the Chief Executive Officer's performance and consulting with the nonmanagement Directors of the Board. The Compensation Committee also evaluates and determines the compensation of the Company's executive officers and other senior positions identified by the Compensation Committee and oversees the compensation and benefit plans, policies and programs of the Company. The Compensation Committee consults with the Chief Executive Officer regarding the compensation of all executive officers other than the Chief Executive Officer, but the Compensation Committee does not delegate its authority with regard to these executive compensation decisions. The Compensation Committee reviews and approves executive compensation philosophy and strategy, including peer group and target compensation positioning. The Compensation Committee also administers Aetna's equity-based incentive compensation plans. The Compensation Committee reviews and makes recommendations, as appropriate, to the Board as to the development and succession plans for the CEO and other key officers of the Company. The Compensation Committee also reviews the Company's talent management and diversity strategies and conducts an annual evaluation of its performance.

The Compensation Committee has the authority to retain or obtain the advice of a compensation consultant, independent legal counsel or other advisor as it may deem appropriate. The Compensation Committee is directly responsible for the appointment, compensation and oversight of the work of any such compensation consultant, legal or other advisor retained by the Committee used to assist the Compensation Committee and has the sole authority to approve each consultant's fees and other retention terms. When selecting a compensation consultant, legal or other advisor, the Committee considers (i) the provision of other services to the Company; (ii) the amount of fees paid to the advisor as a percentage of the advisor's total revenue; (iii) the policies and procedures of the advisor's employer that are designed to prevent conflicts of interest; (iv) any business or personal relationship between the advisor and a member of the Committee; (v) any Company stock owned by the advisor; (vi) any business or personal relationship of the advisor and an executive officer of the Company; and (vii) any other factor deemed relevant to the advisor's independence from management. In accordance with this authority, the Compensation Committee engaged Meridian Compensation Partners ("Meridian") as independent outside compensation consultants to advise the Compensation Committee on all matters related to Chief Executive Officer and other executive compensation. The Company may not engage Meridian for any services other than in support of the Compensation Committee without the prior approval of the Chair of the Compensation Committee. Meridian also advises the Nominating Committee regarding Director compensation. The Company does not engage Meridian for any services other than in support of these Committees. A representative of Meridian attended four of the Compensation Committee's meetings in 2017.

Executive Committee



Mark T. Bertolini

Chair

This Committee is authorized to act on behalf of the Board between regularly scheduled Board meetings, usually when timing is critical. The Executive Committee has the authority to retain counsel and other experts or consultants as it may deem appropriate.

Investment and Finance Committee



Frank M. Clark

Chair

This Committee assists the Board in reviewing the Company's investment policies, strategies, transactions and performance and in overseeing the Company's capital and financial resources. The Investment and Finance Committee has the authority to retain counsel and other experts or consultants as it may deem appropriate. The Investment and Finance Committee conducts an annual evaluation of its performance.

Medical Affairs Committee



Molly J. Coye, M.D.

Chair

This Committee provides general oversight of the Company's medical-related strategies, policies and practices that relate to promoting member health, enhancing access to cost-effective quality health care, and advancing safety and efficacy of care. The Medical Affairs Committee has the authority to retain counsel and other experts or consultants as it may deem appropriate. The Medical Affairs Committee conducts an annual evaluation of its performance.

Nominating and Corporate Governance Committee



Fernando Aguirre

Chair

The Board has determined in its business judgment that all members of the Nominating Committee meet the independence requirements set forth in the NYSE listing standards and in Aetna's Director Independence Standards. The Nominating Committee assists the Board in identifying individuals qualified to become Board members, consistent with criteria approved by the Board; oversees the organization of the Board to discharge the Board's duties and responsibilities properly and efficiently; and identifies best practices and recommends to the Board corporate governance principles. Other specific duties and responsibilities of the Nominating Committee include: annually assessing the size and composition of the Board; annually reviewing and recommending Directors for continued service; reviewing the compensation of, and benefits for, Directors; recommending the retirement policy for Directors; coordinating and assisting the Board in recruiting new members to the Board; reviewing potential conflicts of interest or other issues arising out of other positions held or proposed to be held by, or any changes in circumstances of, a Director; recommending Board Committee assignments; overseeing the annual evaluation of the Board; conducting an annual performance evaluation of the Nominating Committee; conducting a preliminary review of Director independence and the financial literacy and expertise of Audit Committee members; and interpreting, as well as reviewing any proposed waiver of, Aetna's Code of Conduct, the code of business conduct and ethics applicable to Directors. The Nominating Committee has the authority to retain counsel and other experts or consultants as it may deem appropriate. The Nominating Committee has the sole authority to select, retain and terminate any search firm used to identify Director candidates and has the sole authority to approve any such search firm's fees and other retention terms.

The Board makes all Director compensation determinations after considering the recommendations of the Nominating Committee. In setting Director compensation, both the Nominating Committee and the Board reviewed Director compensation data obtained from Meridian. Meridian advises the Nominating Committee regarding Director compensation, but neither the Nominating Committee nor the Board delegates any Director compensation decision-making authority.

Consideration of Director Nominees

- **Shareholder Nominees.** The Nominating Committee will consider properly submitted shareholder nominations for candidates for membership on the Board as described below under "Director Qualifications" and "Identifying and Evaluating Nominees for Director." Any shareholder nominations of candidates proposed for consideration by the Nominating Committee should include the nominee's name and qualifications for Board membership, and otherwise comply with applicable rules and regulations, and should be addressed to:

  Corporate Secretary
  Aetna Inc.
  151 Farmington Avenue, RW61
  Hartford, CT 06156

  In addition, Aetna's By-Laws permit shareholders to nominate Directors for consideration at a meeting of shareholders at which one or more Directors are to be elected. For a description of the process for nominating Directors in accordance with Aetna's By-Laws, see "Can I Propose Actions for Consideration at Next Year's Annual Meeting of Shareholders or Nominate Individuals to Serve as Directors?" on page 78.

- **Director Qualifications.** The Nominating Committee Charter sets out the criteria weighed by the Nominating Committee in considering all Director candidates, including shareholder-identified candidates. The criteria are re-evaluated periodically and currently include: the relevance of the candidate's experience to the business of the Company; enhancing the diversity of the Board; the candidate's independence from conflict or direct economic relationship with the Company; and the candidate's ability to attend Board meetings regularly and devote an appropriate amount of effort in preparation for those meetings. It also is expected that nonmanagement Directors nominated by the Board are individuals who possess a reputation and hold positions or affiliations befitting a director of a large publicly held company, and are actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community.

- **Diversity.** The Nominating Committee believes that, in addition to the traditional concepts of diversity (e.g., gender, race and ethnicity), it also is important to achieve a diversity of knowledge, experience and capabilities on the Board that supports the Company's strategic direction. The Nominating Committee and the Board believe that having a Board of Directors with a broad background of skills, perspectives and experiences is crucial to enhancing the quality of Board decision-making and governance. As a result, identifying Director candidates with diverse experiences, qualifications and skills that complement those already present on the Board has been and will continue to be central to the Nominating Committee's Director nomination process. Although the Board does not have a formal diversity policy, our Directors come from many different fields, including academia, technology, retail, service, consumer products, not-for-profit, public service and regulatory. Our Director Nominees for 2018 include three women, one Latino male and one African American male.

  The specific experiences, qualifications, attributes and skills that the Nominating Committee and the Board believe each Nominee possesses are set forth below each Nominee's biography beginning on page 14.

- **Identifying and Evaluating Nominees for Director.** The Nominating Committee uses a variety of methods to identify and evaluate nominees for Director. In recommending Director nominees to the Board, the Nominating Committee solicits candidate recommendations from its own members, other Directors and management. It also may engage the services and pay the fees of a professional search firm to assist it in identifying potential Director nominees. The Nominating Committee also reviews materials provided by professional search firms or other parties in connection with its consideration of nominees. The Nominating Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the Nominating Committee considers whether to fill those vacancies and, if applicable, considers various potential Director candidates. These candidates are evaluated against the current Director criteria at regular or special meetings of the Nominating Committee and may be considered at any point during the year. As described above, the Nominating Committee will consider properly submitted shareholder nominations for candidates for the Board. Following verification of the shareholder status of the person(s) proposing a candidate, a shareholder nominee will be considered by the Nominating Committee at a meeting of the Nominating Committee. If any materials are provided by a shareholder in connection with the nomination of a Director candidate, such materials are forwarded to the Nominating Committee.

The Board and the Nominating Committee each considered the characteristics and performance of the individual Directors standing for election to the Board at the Annual Meeting against the foregoing criteria, and, to the extent applicable, reviewed the impact of any change in the principal occupations of all Directors during the last year. Upon completion of its review process, the Nominating Committee reported to the Board its conclusions and

recommendations for nominations to the Board, and the Board nominated the 10 Director nominees named in this Proxy Statement based on those recommendations.

In 2017, the Nominating Committee engaged and paid the fees of a professional search firm to assist the Nominating Committee in identifying and evaluating potential nominees.

I. ELECTION OF DIRECTORS

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PROPOSAL

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Election of 10 Directors

The Board, acting upon the recommendation of the Nominating Committee, has nominated 10 currently serving Directors for re-election as Directors. Each nominee who receives more "for" votes than "against" votes cast at the Annual Meeting will be elected a Director.

✓ The Board recommends a vote **FOR** each of the 10 Director nominees.

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This year, Aetna will nominate 10 individuals for election as Directors at the Annual Meeting (the "Nominees") to replace the current Board. The terms of office for the Directors elected at the Annual Meeting will run until the next annual meeting and until their successors are duly elected and qualified. The Nominating Committee recommended the 10 Nominees for nomination by the Board. Based on that recommendation, the Board nominated each of the Nominees for election at the Annual Meeting.

All Nominees are currently Directors of Aetna. The following pages list the names and ages of the Nominees as of the date of the Annual Meeting, the year each first became a Director of Aetna or one of its predecessors, the principal occupation of each Nominee as of March 16, 2018, the publicly traded company directorships and certain other directorships held by each Nominee for the past five years, a brief description of the business experience of each Nominee for at least the last five years, and the specific experience, qualifications, attributes and skills that each Nominee possesses. The specific experience, qualifications,

attributes and skills listed below for each Nominee are in addition to the individual qualifications required for all nominees as outlined under "Consideration of Director Nominees-Director Qualifications" on page 11.

Each of the 10 individuals listed below (or such lesser number if the Board has reduced the number of Directors to be elected at the Annual Meeting as described on page 78 under "What If a Director Nominee Is Unwilling or Unable to Serve?") who receives more "for" votes than "against" votes cast at the Annual Meeting will be elected a Director. In addition, as described in more detail on page 2 under "Director Elections — Majority Voting Standard," Aetna's Corporate Governance Guidelines require any incumbent nominee for Director in an uncontested election who receives more "against" votes than "for" votes to promptly submit his or her resignation for consideration by the Nominating Committee. The Nominating Committee and the Board are then required to act on the resignation, in each case within a reasonable period of time.

The Board recommends a vote FOR each of the 10 Nominees. If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted FOR the election of all 10 Nominees.

Nominees for Directorships



Fernando Aguirre

Independent Director

Age: 60

Director of Aetna Since: 2011

Committees Served:
- Audit
- Executive
- Nominating

Mr. Aguirre served as President and Chief Executive Officer from January 2004 to October 2012 and Chairman from May 2004 to October 2012 of Chiquita Brands International, Inc. (global distributor of consumer products). Prior to joining Chiquita, Mr. Aguirre worked for more than 23 years in brand management, general management and turnarounds at The Procter & Gamble Company ("P&G") (manufacturer and distributor of consumer products). Mr. Aguirre began his P&G career in 1980, serving in various capacities including President and General Manager of P&G Brazil, President of P&G Mexico, Vice President of P&G's global snacks and US food products, and President of global feminine care. In July 2002, Mr. Aguirre was named President, special projects, reporting to P&G's Chairman and CEO, working on strategy. He served as a director of Coveris from 2014 to 2015, Levi Strauss from 2010 until August 2014, and Coca-Cola Enterprises Inc. from 2005 to 2010.

Experience, Qualifications, Attributes and Skills

Mr. Aguirre brings to the Board extensive consumer products, global business and executive leadership experience. As a former Chairman and CEO of a large public company that produces and distributes consumer products worldwide, he has significant brand management and international experience that is valuable to the Board's strategic and operational understanding of global markets. Mr. Aguirre's experience and service on other large company boards where he chaired various committees positions him well as Chair of the Nominating and Corporate Governance Committee.

Other Public Directorship: Barry Callebaut AG (manufacturer of high-quality chocolate and cocoa products)



Mark T. Bertolini

Management Director

Age: 61

Director of Aetna Since: 2010

Committees Served:
- Executive
- Investment & Finance

Mr. Bertolini is Chairman and Chief Executive Officer of Aetna. He assumed the role of Chairman on April 8, 2011 and Chief Executive Officer on November 29, 2010. From July 2007 to December 2014, he served as president, responsible for all of Aetna's businesses and operations. Mr. Bertolini joined Aetna in 2003 as head of Aetna's Specialty Products, and subsequently served as executive vice president and head of Aetna's regional businesses. Before joining Aetna, Mr. Bertolini held executive positions at Cigna, NYLCare Health Plans, and SelectCare, Inc., where he was president and chief executive officer. Mr. Bertolini also serves as a director of Massachusetts Mutual Life Insurance Company (insurance and investment products), and the Fidelco Guide Dog Foundation, a non-profit organization that breeds, trains and places German Shepherd guide dogs with people who have visual disabilities. He served as a director of The Hole in the Wall Gang Camp, a non-profit organization founded by Paul Newman that serves children with cancer and other serious illnesses, from 2011 to 2017.

Experience, Qualifications, Attributes and Skills

Mr. Bertolini brings to his position as Chairman and Chief Executive Officer extensive health care industry expertise, with over 30 years in the health care business. He has strong leadership skills and business experience, as he has demonstrated as President and then as Chairman and Chief Executive Officer of Aetna and in several prior executive-level positions. He is a well-recognized leader in the health care industry and possesses deep insights into health care issues as well as broad knowledge and appreciation of public policy issues affecting the Company.

Other Public Directorship: Verizon Communications Inc. (communications, information and entertainment products and services)



Frank M. Clark

Independent Director

Age: 72

Director of Aetna Since: 2006

Committees Served:

- Compensation
- Executive
- Investment & Finance
- Nominating

Mr. Clark is President of the Chicago Board of Education. Mr. Clark retired in February 2012 as the Chairman and Chief Executive Officer of Commonwealth Edison Company ("ComEd") (an electric energy distribution subsidiary of Exelon Corporation), having served in this position since November 2005. Previously, Mr. Clark served as President of ComEd from October 2001 to 2005 and Executive Vice President and Chief of Staff to the Exelon Corporation Chairman from 2004 to 2005. After joining ComEd in 1966, Mr. Clark held key leadership positions in operational and policy-related responsibilities, including regulatory and governmental affairs, customer service operations, marketing and sales, information technology, human resources and labor relations, and distribution support services. Mr. Clark served as a director of BMO Financial Corporation (financial services) from May 2005 to December 2016, and its non-executive chairman from December 2010 to December 2016. These experiences position Mr. Clark well to serve as Chair of our Investment and Finance Committee.

Experience, Qualifications, Attributes and Skills

Mr. Clark brings to the Board a broad background of senior leadership experience, gained from his over 45 years of service with ComEd and Exelon Corporation. He possesses significant management ability and business acumen which gives Mr. Clark critical insights into the operational issues facing a large public company. Mr. Clark is an experienced manager in a business that is intensely customer service oriented, whose knowledge of customer relations, marketing and human resources offers the Board important perspectives on similar issues affecting the Company. Mr. Clark also possesses significant public company board experience.

Other Public Directorship: Waste Management, Inc. (waste disposal services)



Molly J. Coye, M.D.

Independent Director

Age: 71

Director of Aetna Since: 2005

Committees Served:
- Executive
- Investment & Finance
- Medical Affairs

Dr. Coye is Senior Executive in Residence for Avia Health Innovation (a network for health systems), an organization dedicated to helping healthcare providers select and implement emerging tech-enabled solutions, a position she assumed in August 2016. Previously, Dr. Coye served as Social Entrepreneur in Residence for the Network for Excellence in Healthcare Innovation (non-profit, nonpartisan health policy institute), from June 2015 to August 2016, and Chief Innovation Officer of the UCLA Health System (comprehensive health care organization), from September 2010 to May 2015. She also served as President and Chief Executive Officer of CalRHIO (non-profit California health information exchange organization), Chief Executive Officer of the Health Technology Center (non-profit education and research organization), which she founded in December 2000, and as a Senior Advisor to the Public Health Institute until August 2010. Earlier, Dr. Coye served in both the public and private sectors as Senior Vice President of the West Coast Office of The Lewin Group (consulting) from 1997 to December 2000; Executive Vice President, Strategic Development, of HealthDesk Corporation from 1996 to 1997; Senior Vice President, Clinical Operations, Good Samaritan Health Hospital from 1993 to 1996; Director of the California Department of Health Services from 1991 to 1993; Head of the Division of Public Health, Department of Health Policy and Management, Johns Hopkins School of Hygiene and Public Health from 1990 to 1991; Commissioner of Health of the New Jersey State Department of Health from 1986 to 1989; Special Advisor for Health and the Environment, State of New Jersey Office of the Governor from 1985 to 1986; and National Institute for Occupational Safety and Health Medical Investigative Officer from 1980 to 1985. She formerly served as chair of PATH (non-profit organization developing technologies for international health), and serves as an advisor to young companies developing digital solutions for care delivery.

Experience, Qualifications, Attributes and Skills

Dr. Coye brings to the Board significant clinical, health policy and health-related technology expertise. She has developed this expertise through over 35 years of service in the public and private health care sectors, where she has managed major research studies, led health technology initiatives and held several senior advisory roles. Her in-depth knowledge of innovative health information technology and global health issues provides the Board with valuable insights into areas of growing importance to the Company.



Roger N. Farah

Independent Director

Age: 65

Director of Aetna Since: 2007

Committees Served:
- Compensation
- Executive
- Investment & Finance

Mr. Farah is Chairman of Tiffany & Co. (jewelry and specialty products). He served as Executive Director of Tory Burch LLC (lifestyle products) from March 2017 to September 2017, having previously served as Co-Chief Executive Officer and Director from September 2014 to February 2017. He is former Executive Vice Chairman of Ralph Lauren Corporation (lifestyle products) having served in that position from November 2013 to May 2014, and previously served as President and Chief Operating Officer from April 2000 to October 2013, and Director from April 2000 to August 2014. Earlier, Mr. Farah served as Chairman of the Board of Venator Group, Inc. (now Foot Locker, Inc.) from December 1994 to April 2000, and as its Chief Executive Officer from December 1994 to August 1999. Mr. Farah served as President and Chief Operating Officer of R.H. Macy & Co., Inc. (retailing) from July 1994 to October 1994. From June 1991 to July 1994, he was Chairman and Chief Executive Officer of Federated Merchandising Services (retailing), the central buying and product development arm of Federated Department Stores, Inc. (retailing). From 1988 to 1991, Mr. Farah served as Chairman and Chief Executive Officer of Rich's/Goldsmith's Department Stores (retailing) and previously as its President from 1987 to 1988. He held a number of positions of increasing responsibility at Saks Fifth Avenue, Inc. (retailing) from 1975 to 1987.

Experience, Qualifications, Attributes and Skills

Mr. Farah brings to the Board extensive business and leadership experience. He has strong marketing, brand management and consumer insights developed in his over 40 years of experience in the retail industry. His former positions as Executive Vice Chairman of Ralph Lauren Corporation and Executive Director of Tory Burch LLC give Mr. Farah an important perspective on the complex financial and operational issues facing the Company. He also possesses significant public company experience as demonstrated by his past and current service on a number of public company boards. These experiences position Mr. Farah well to serve as Chair of our Compensation Committee.

Other Public Directorships: The Progressive Corporation (auto insurance), Metro Bank PLC and Tiffany & Co. (jewelry and specialty products)



Jeffrey E. Garten

Independent Director

Age: 71

Director of Aetna or its predecessors since: 2000

Committees Served:
- Compensation
- Medical Affairs

Mr. Garten is Dean Emeritus of the Yale School of Management. Previously, he served as Yale University's Juan Trippe Professor in the Practice of International Trade, Finance and Business from 2005 to 2015. From 1995 to 2005, he served as Dean of the Yale School of Management. Mr. Garten also served as Chairman of Garten Rothkopf (global consulting firm), from 2005 to 2016. Earlier, Mr. Garten held senior posts on the White House staff and at the U.S. Department of State from 1973 to 1979. He joined Shearson Lehman Brothers (investment banking) in 1979 and served as Managing Director from 1984 to 1987. In 1987, Mr. Garten founded Eliot Group, Inc. (investment banking) and served as President until 1990, when he became Managing Director of The Blackstone Group (private merchant bank). From 1992 to 1993, Mr. Garten was Professor of Finance and Economics at Columbia University's Graduate School of Business. He was appointed U.S. Under Secretary of Commerce for International Trade in 1993 and served in that position until 1995. He is the author of *A Cold Peace: America, Japan, Germany and the Struggle for Supremacy; The Big Ten: Big Emerging Markets and How They Will Change Our Lives; The Mind of the CEO; The Politics of Fortune: A New Agenda for Business Leaders;* and *From Silk to Silicon: The Story of Globalization Through Ten Extraordinary Lives.* Mr. Garten is a trustee of the International Rescue Committee.

Experience, Qualifications, Attributes and Skills

Mr. Garten brings to the Board extensive experience in global investment banking and many years of government service during which he held senior policy positions that focused on trade and investment. His background includes work with corporations in the United States and abroad, Congress, regulatory agencies and foreign governments. He possesses significant business and leadership experience as the former Dean of the Yale School of Management and as a former principal of Garten Rothkopf, an international consulting firm. Mr. Garten is a recognized expert on finance and international trade, and has written extensively on leadership, the relationship between business and government and the challenges of operating in a global marketplace. His experience leading a national working group on accounting standards and as a former advisor to the Public Company Accounting Oversight Board provides him with a thorough understanding of accounting issues. Mr. Garten also possesses significant public company board experience.

Other Public Directorships: CarMax, Inc. (automotive retailer) and nine Credit Suisse mutual funds



Ellen M. Hancock

Independent Director

Age: 75

Director of Aetna or its predecessors since: 1995

Committees Served:
- Audit
- Nominating

Mrs. Hancock served as the President of Jazz Technologies, Inc. and President and Chief Operating Officer of its predecessor, Acquicor Technology Inc., from August 2005 to June 2007. Prior to its merger with Jazz Semiconductor, Inc., a wafer foundry, in February 2007, Jazz Technologies (then known as Acquicor) was a blank check company formed for the purpose of acquiring businesses in the technology, multimedia and networking sector. Mrs. Hancock previously served as Chairman of the Board and Chief Executive Officer of Exodus Communications, Inc. (Internet system and network management services). She joined Exodus in March 1998 and served as Chairman from June 2000 to September 2001, Chief Executive Officer from September 1998 to September 2001, and President from March 1998 to June 2000. Mrs. Hancock held various staff, managerial and executive positions at International Business Machines Corporation (information-handling systems, equipment and services) from 1966 to 1995. She became a Vice President of IBM in 1985 and served as President, Communication Products Division, from 1986 to 1988, when she was named General Manager, Networking Systems. Mrs. Hancock was elected an IBM Senior Vice President in November 1992, and in 1993 was appointed Senior Vice President and Group Executive, which position she held until February 1995. Mrs. Hancock served as an Executive Vice President and Chief Operating Officer of National Semiconductor Corporation (semiconductors) from September 1995 to May 1996, and served as Executive Vice President for Research and Development and Chief Technology Officer of Apple Computer, Inc. (personal computers) from July 1996 to July 1997.

Experience, Qualifications, Attributes and Skills

Mrs. Hancock brings to the Board highly relevant experience in the field of information technology and consumer products, where she has held senior leadership positions and also led a start-up company. Her technology background provides the Board with an important perspective on the health technology challenges and opportunities of the Company. Mrs. Hancock also has significant public company board experience.

Other Public Directorship: Colgate-Palmolive Company (consumer products)



Richard J. Harrington

Independent Director

Age: 71

Director of Aetna Since: 2008

Committees Served:
- Audit
- Executive
- Investment & Finance
- Medical Affairs

Mr. Harrington is Chairman Emeritus of The Cue Ball Group (a venture capital firm) and formerly served as its Chairman and General Partner from 2008 to 2017. Previously, he served as President and Chief Executive Officer of The Thomson Corporation (business technology and integrated information solutions) prior to its acquisition of Reuters Group PLC in April 2008. From April 2008 to October 2009, he served as Chairman of the Thomson Reuters Foundation. Mr. Harrington held a number of senior leadership positions within Thomson since 1982, including CEO of Thomson Newspapers, and CEO of Thomson Professional Publishing. Mr. Harrington began his professional career with Arthur Young & Co. (public accounting firm) in 1972, where he became a licensed certified public accountant. In 2002, he was presented an Honorary Doctorate of Laws from University of Rhode Island. In 2007, he received the "Legend in Leadership" award from the Yale University Chief Executive Leadership Institute; the "CEO of the Year" award from the Executive Council; and the "Man of the Year" award from the National Executive Council for his many philanthropic activities. Mr. Harrington served as a director of Xerox Corporation (document management, technology and service enterprise) from 2004 to 2017.

Experience, Qualifications, Attributes and Skills

Mr. Harrington brings to the Board the skills and insights of a seasoned business leader with over 30 years' experience in the business technology and information solutions area. He has strategic vision and leadership expertise, and led The Thomson Corporation at the time of its acquisition of Reuters Group PLC. Mr. Harrington's experience in change management and strategic differentiation gives the Board a unique perspective on these important issues. Mr. Harrington, who has worked as a certified public accountant, previously chaired the audit committee of Xerox Corporation. Mr. Harrington's experiences position him well to serve as Chair of our Audit Committee.



Edward J. Ludwig

Independent Director

Age: 66

Director of Aetna Since: 2003

Committees Served:
- Compensation
- Executive
- Investment & Finance
- Nominating

Mr. Ludwig is former Chairman of the Board of Becton, Dickinson and Company ("BD") (global medical technology company) having served in this position from February 2002 through June 2012. He also served as Chief Executive Officer from January 2000 to September 2011 and as President from May 1999 to December 2008. Mr. Ludwig joined BD as a Senior Financial Analyst in 1979. Prior to joining BD, Mr. Ludwig was a senior auditor with Coopers and Lybrand (now PricewaterhouseCoopers) where he earned his CPA, and served as a financial and strategic analyst at Kidde, Inc. Mr. Ludwig also served as Director of Xylem, Inc. (water technology company) from 2011 to 2017, and Chairman of Advanced Medical Technology Association, or AdvaMed, (medical device trade association) from 2006 to 2008. He serves on the board of directors of POCARED Diagnostics Ltd. (diagnostics technology manufacturer).

Experience, Qualifications, Attributes and Skills

Mr. Ludwig brings to the Board significant executive-level leadership experience and business expertise. His more than 30 years of experience in the field of medical technology gives Mr. Ludwig a unique perspective on the Company's strategy. As the former Chairman of BD, Mr. Ludwig brings a thorough appreciation of the strategic and operational issues facing a large public company in the health care industry. Mr. Ludwig served as chief financial officer of a Fortune 500 company and has worked as a certified public accountant. He offers the Board a deep understanding of financial, accounting and audit-related issues. These experiences position Mr. Ludwig well to serve as Lead Director.

Other Public Directorship: Boston Scientific Corporation (medical devices; lead independent director)



Olympia J. Snowe

Independent Director

Age: 71

Director of Aetna Since: 2014

Committees Served:
- Audit
- Medical Affairs

Senator Snowe is currently Chairman and CEO of Olympia Snowe, LLC, a policy and communications consulting firm, and a senior fellow at the Bipartisan Policy Center, where she is a member of the board and co-chairs its Commission on Political Reform. Senator Snowe served in the U.S. Senate from 1995-2013, and as a member of the U.S. House of Representatives from 1979-1995. While in the U.S. Senate, she served as chair and was the ranking member of the Senate Committee on Small Business and Entrepreneurship, and served on the Senate Finance Committee, the Senate Intelligence Committee, and the Senate Commerce, Science and Technology Committee. Senator Snowe also served as chair of the Subcommittee on Seapower for the Senate Armed Services Committee. She received a B.A. in political science from the University of Maine and has received honorary doctorate degrees from many colleges and universities.

Experience, Qualifications, Attributes and Skills

Senator Snowe's more than 30 years of experience as an elected member of the U.S. Congress provides the Company with an important perspective on the Company's strategy in the evolving health care marketplace and the political and regulatory environment in which the Company operates. Her past leadership positions in both the U.S. Senate and the U.S. House of Representatives have given her broad and extensive experience with complex issues relevant to the Company, including health care policy, budget and fiscal responsibility, foreign affairs and national security. She also brings to the Board experience as a director of T. Rowe Price Group, Inc., Synchrony Financial and Synchrony Bank which operate in the consumer marketplace, an area of strategic focus for the Company.

Other Public Directorships: Synchrony Financial (consumer credit businesses) and T. Rowe Price Group, Inc. (investment management)

Other Director Information

In accordance with Aetna's Corporate Governance Guidelines regarding retirement age, Betsy Z. Cohen and Joseph P. Newhouse are not standing for election at the Annual Meeting. Mrs. Cohen has been a Director of Aetna or its predecessors since 1994 and will continue as a Director until her term ends immediately prior to the Annual Meeting.

Dr. Newhouse has been a Director of Aetna since 2001 and will continue as a Director until his term ends immediately prior to the Annual Meeting. Mrs. Cohen's and Dr. Newhouse's vacancies will not be filled at the Annual Meeting, and, as a result, the size of the Board will be reduced from 12 to 10 Directors.

Director Compensation Philosophy and Elements

Each year, the Nominating Committee reviews with its independent outside consultant Meridian the nonmanagement Directors' compensation and makes recommendations regarding the prospective level and composition of Director compensation to the Board for its approval.

The Nominating Committee's goal is to develop a compensation program that:

- Attracts and retains qualified Directors;
- Recognizes Directors' critical contributions; and
- Aligns, through the offering of stock-based compensation, the interests of Aetna's Directors with the long-term interests of our shareholders.

As part of their review, the Nominating Committee and the Board consider, among other factors, the Director compensation practices at a comparative group of public companies (the "comparative group"), based on market comparison studies prepared by Meridian.

The primary elements of Aetna's Director compensation program are annual cash retainer fees and annual restricted stock unit ("RSU" or "Company RSU") awards. Directors also receive certain benefits. Directors who are officers of Aetna receive no additional compensation for membership on the Board or any of its Committees.

Director Stock Ownership Guidelines

The Board has established Director Stock Ownership Guidelines under which each nonmanagement Director is required to own, within five years of joining the Board, a specified dollar value of Aetna common shares, par value $.01 per share ("Common Stock"), or stock units having a dollar value equal to $500,000. At March 16, 2018, all of Aetna's nonmanagement Directors were in compliance with these guidelines.

Aetna's Code of Conduct prohibits Directors from engaging in hedging strategies using puts, calls or other types of derivative securities based on the value of the Common Stock.

2017 Nonmanagement Director Compensation

On September 29, 2016 and December 1, 2016 the Nominating Committee and Meridian reviewed a director compensation study prepared by Meridian, and on December 2, 2016, the Board approved the Director compensation package for nonmanagement Directors for 2017. The Board did not change the total value of target per-Director compensation for 2017, and kept it at approximately $291,182 consisting of stock-based compensation, cash and benefits and excluding the estimated cost of the Charitable Award Program and Aetna Foundation, Inc.'s charitable contribution matching program. The annual Board retainer remained at $95,000 for 2017. For 2017, Chair retainers remained at $25,000 for the Audit Committee and for the Compensation Committee, $13,000 for the Investment and Finance Committee and the Medical Affairs Committee, and $15,000 for the Nominating Committee. For 2017, Committee

member retainers remained at $10,000 for the Audit Committee; $7,500 for the Compensation Committee; $4,000 for the Executive Committee, the Investment and Finance Committee and the Medical Affairs Committee; and $5,000 for the Nominating Committee. The annual retainer for the Lead Director remained at $35,000. For 2017, the target grant date fair value of annual RSU awards to each Director under the Director Plan remained at $170,000.

The 2017 Director Compensation table sets forth for 2017 the total compensation of each of the nonmanagement Directors. Actual compensation for any Director, and amounts shown in the 2017 Director Compensation table, may vary by Director due to the Committees on which a Director serves and other factors described in footnote 3 to the 2017 Director Compensation table.

2017 Director Compensation

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
Fernando Aguirre	$110,000	$170,056	$16,190	$296,246
Frank M. Clark	107,500	170,056	64,495	342,051
Betsy Z. Cohen	111,500	170,056	64,495	346,051
Molly J. Coye, M.D.	116,000	170,056	64,495	350,551
Roger N. Farah	128,000	170,056	61,975	360,031
Jeffrey E. Garten	106,500	170,056	59,495	336,051
Ellen M. Hancock	124,000	170,056	64,495	358,551
Richard J. Harrington	132,000	170,056	18,710	320,766
Edward J. Ludwig	159,500	170,056	63,073	392,629
Joseph P. Newhouse	109,000	170,056	64,495	343,551
Olympia J. Snowe	109,000	170,056	18,710	297,766

(1) The amounts shown in this column include any cash compensation that was deferred by Directors during 2017 under the Aetna Inc. Non-Employee Director Compensation Plan (the "Director Plan"). See "Additional Director Compensation Information" beginning on page 24 for a discussion of Director compensation deferrals. Amounts in this column consist of one or more of the following:

Activity	2017 Fees Earned or Paid in Cash
Annual Retainer Fee	$95,000
Lead Director	35,000
Chair of the Audit Committee	25,000
Membership on the Audit Committee	10,000
Chair of the Compensation Committee	25,000
Membership on the Compensation Committee	7,500
Chair of the Nominating Committee	15,000
Membership on the Nominating Committee	5,000
Chair of the Investment and Finance Committee	13,000
Chair of the Medical Affairs Committee	13,000
Committee Membership (except as set forth above) (other than the Chairs)	4,000

(2) Amounts shown in this column represent the full grant date fair value for RSUs granted in 2017 computed in accordance with FASB ASC Topic 718, excluding forfeiture estimates. Refer to pages 133-136 of Aetna's 2017 Annual Report on Form 10-K for all relevant valuation assumptions used to determine the grant date fair value of the stock awards included in this column. On May 19, 2017, Aetna granted each nonmanagement Director then in office 1,203 RSUs, which are subject to the time-based vesting requirements described on page 25. The full grant date fair value is calculated by multiplying the number of units granted times the closing price of Aetna's Common Stock on the grant date. See "Additional Director Compensation Information" beginning on page 24 for a discussion of RSU awards and related deferrals.

At December 31, 2017, the number of outstanding RSU awards held by each Director was 1,203. Refer to the Beneficial Ownership Table and related footnotes beginning on page 27 for more information on Director holdings of Common Stock.

(3)   All Other Compensation consists of the items in the following table. See "Additional Director Compensation Information" beginning below for a discussion of certain components of All Other Compensation.

	Group Life Insurance and Business Travel Accident Insurance Premiums	Charitable Award Program[a]	Matching Charitable Contributions[b]	Total
Fernando Aguirre	$1,190	$ 0	$15,000	$ 16,190
Frank M. Clark	3,710	45,785	15,000	64,495
Betsy Z. Cohen	3,710	45,785	15,000	64,495
Molly J. Coye, M.D.	3,710	45,785	15,000	64,495
Roger N. Farah	1,190	45,785	15,000	61,975
Jeffrey E. Garten	3,710	45,785	10,000	59,495
Ellen M. Hancock	3,710	45,785	15,000	64,495
Richard J. Harrington	3,710	0	15,000	18,710
Edward J. Ludwig	2,288	45,785	15,000	63,073
Joseph P. Newhouse	3,710	45,785	15,000	64,495
Olympia J. Snowe	3,710	0	15,000	18,710

(a)   Refer to "Director Charitable Award Program" on page 25 for information about the Charitable Award Program, which was discontinued for any new Director joining the Board after January 25, 2008. Amounts shown are pre-tax and do not reflect the anticipated tax benefit to the Company from the charitable contributions under the Charitable Award Program. Directors derive no personal financial or tax benefit from this program.

(b)   These amounts represent matching contributions made by Aetna Foundation, Inc. pursuant to Aetna's charitable giving programs, which encourage contributions by eligible persons to charitable organizations. Through the 2017 Aetna Foundation Matching Grants Program for Directors, up to $15,000 in eligible contributions per Director per program year are matched at 100% by Aetna Foundation, Inc. Amounts shown are pre-tax. Directors derive no personal financial or tax benefit from this program.

Additional Director Compensation Information

Director Deferrals

The amounts shown in the "Fees Earned or Paid in Cash" and "Stock Awards" columns of the 2017 Director Compensation table include amounts that were deferred by Directors during 2017 under the Director Plan. Under the Director Plan, nonmanagement Directors may defer payment of some or all of their annual retainer fees, vested RSUs and dividend equivalents paid on stock units to an unfunded stock unit account or unfunded interest account until after they have resigned or retired (as defined in the Director Plan) from the Board or elect to diversify their deferred stock unit holdings as described below. In the event of a change in control of Aetna (as defined in the Director Plan), including upon the closing of CVS Health's proposed acquisition of Aetna, each participating Director is entitled to a lump-sum cash payment of his or her stock unit and interest account balances, with the cash payout of the stock balance determined using the fair market value of Aetna's Common Stock on the effective date of the change in control.

During the period of deferral, amounts deferred to the stock unit account track the value of the Common Stock and earn dividend equivalents. During the period of deferral, amounts deferred to the interest account accrue interest pursuant to a formula equal to the rate of interest paid from time to time under the fixed interest rate fund option of Aetna's 401(k) Plan (the "401(k) Plan"), which was 2.00% for the period January to March 2017; 2.15% for the period April to June 2017; 2.35% for the period July to September 2017; and 2.40% for the period October to December 2017.

Under the Director Plan, beginning at age 68, Directors are allowed to make an annual election to diversify up to 100% of their voluntary deferrals into the stock unit account out of stock units and into an interest account. During 2017, no Director made such a diversification election. Directors who make a diversification election remain subject to the Board's Director Stock Ownership Guidelines.

Restricted Stock Unit Awards

On May 19, 2017, Aetna granted each nonmanagement Director then in office 1,203 RSUs under the Director Plan. The full grant date fair value of the RSUs granted to each nonmanagement Director was $170,056. The RSUs vest in quarterly increments over a one-year period beginning May 19, 2017, and are payable at the end of the one-year period in shares of Common Stock or can be deferred under the Director Plan to a stock unit account or an interest account as described above. The RSUs granted to

a nonmanagement Director will vest immediately if the Director ceases to be a Director because of death, disability, retirement or acceptance of a position in government service. All RSUs granted to nonmanagement Directors also will vest upon a change in control of Aetna (as defined in the Director Plan), including upon the closing of CVS Health's proposed acquisition of Aetna. The unvested RSUs granted to nonmanagement Directors do not earn dividend equivalents, have no voting rights and are not transferable.

Director Charitable Award Program

Prior to January 26, 2008, Aetna maintained a Director Charitable Award Program (the "Program") for nonmanagement Directors serving on the Board. After a review of the Program and competitive practices, the Board decided to close the Program, and any Director who first joins the Board after January 25, 2008 is not eligible to participate. However, to recognize pre-existing commitments, the Program remains in place for Directors serving prior to that date. Under the Program, Aetna will make a charitable contribution of $1 million in ten equal annual installments allocated among up to five charitable organizations recommended by a participating Director once he or she reaches age 72. For Mr. Farah, who joined the Board in 2007, contributions would occur once he reaches age 75. The Program may be funded indirectly by life insurance on the lives of the participating Directors. Messrs. Aguirre and Harrington and Senator Snowe are not eligible to participate in the Program because they joined the Board after the Program closed to new Directors.

Beneficiary organizations recommended by Directors must be, among other things, tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the

"Code"). Donations Aetna ultimately makes are expected to be deductible from Aetna's taxable income for purposes of U.S. federal and other income taxes. Directors derive no personal financial or tax benefit from the Program, since all insurance proceeds and charitable deductions accrue solely to Aetna.

The Program values included in footnote 3 to the 2017 Director Compensation table represent an estimate of the present value of the total annual economic net cost of the Program, pre-tax, for current and former Directors, allocated equally among the Directors still participating in the Program. The present value calculation considers estimates of (a) premiums paid on whole life insurance policies purchased with respect to certain of the Directors to fund part of the Program; (b) the expected future charitable contributions to be paid by Aetna on behalf of current and former Directors; (c) expenses associated with administering the Program; and (d) the expected future proceeds from such whole life insurance policies which are, in turn, based on expected mortality, as well as assumptions related to future investment returns of the policies.

Other Benefits

Aetna provides $150,000 of group life insurance and $100,000 of business travel accident insurance (which includes accidental death and dismemberment coverage) for its nonmanagement Directors. Optional medical, dental and long-term care coverage for nonmanagement Directors and their eligible dependents also is available to Directors at a cost similar to that charged to Aetna employees and may be continued into retirement by eligible Directors.

Aetna also reimburses nonmanagement Directors for the out-of-pocket expenses they incur that pertain to Board membership, including travel expenses incurred in connection with attending Board, Committee and shareholder meetings, and for other Aetna business-related expenses (including the business-related travel expenses of spouses if they are specifically invited to attend an event).

From time to time, Aetna also may transport Directors to and from Board meetings or Directors and their guests to and from other Aetna business functions on Company aircraft.

2018 Nonmanagement Director Compensation

On September 28, 2017 and November 30, 2017 the Nominating Committee and Meridian reviewed a director compensation study prepared by Meridian, and on December 1, 2017, at the recommendation of the Nominating Committee, the Board approved the Director compensation package for nonmanagement Directors for 2018. The Board increased the total value of target per-nonmanagement Director compensation for 2018 by $10,000 to approximately $301,182 to keep total nonmanagement Director compensation at competitive levels. The target per nonmanagement Director compensation for 2018 consists of stock-based compensation, cash and benefits and excludes the estimated cost of the Charitable Award Program and Aetna Foundation, Inc.'s charitable contribution matching program. The annual Board retainer increased to $100,000 for 2018. For 2018, Chair retainers remain at $25,000 for the Audit Committee and for the Compensation Committee, $13,000 for the Investment and Finance Committee and the Medical Affairs Committee, and $15,000 for the Nominating Committee. For 2018, Committee member retainers remain at $10,000 for the Audit Committee; $7,500 for the Compensation Committee; $4,000 for the Executive Committee, the Investment and Finance Committee and the Medical Affairs Committee; and $5,000 for the Nominating Committee. The annual retainer for the Lead Director remains at $35,000. For 2018, the target grant date fair value of annual RSU awards to each Director under the Director Plan increased to $175,000.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors, our executive officers and certain other persons to file reports of holdings and transactions in our Common Stock with the SEC. Based on our records and other information, we believe that during our fiscal year ended December 31, 2017, our Directors and executive officers timely met all applicable SEC filing requirements, except that one report covering one transaction concerning a transfer of funds into the employer stock fund under the 401(k) Plan (140.8396 shares) was filed late by Sharon A. Virag, Aetna's former Vice President, Controller and Chief Accounting Officer.

Security Ownership of Certain Beneficial Owners, Directors, Nominees and Executive Officers

The following table presents, as of December 31, 2017, the names of the only persons known to Aetna to be the beneficial owners of more than 5% of the outstanding shares of our Common Stock. The information set forth in the table below and in the related footnotes was furnished by the identified persons to the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent[1]
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	24,226,649[2]	7.41%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	24,146,918[3]	7.39%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	22,352,823[4]	6.84%
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	19,846,557[5]	6.07%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	16,511,568[6]	5.05%

(1)   *Based on the number of outstanding shares of Common Stock at December 31, 2017: 326,751,075.*

(2)   *Of the reported shares of Common Stock, Capital World Investors, a division of Capital Research and Management Company, reports that it has sole voting power and sole dispositive power with respect to all 24,226,649 shares.*

(3)   Of the reported shares of Common Stock, BlackRock, Inc. reports that it has sole voting power with respect to 21,093,127 shares, sole dispositive power with respect to all 24,146,918 shares and shared voting and dispositive power with respect to no shares.

(4)   Of the reported shares of Common Stock, The Vanguard Group reports that it has sole voting power with respect to 459,514 shares, shared voting power with respect to 81,780 shares, sole dispositive power with respect to 21,820,119 shares and shared dispositive power with respect to 532,704 shares.

(5)   Of the reported shares of Common Stock, State Street Corporation reports that it has shared voting and shared dispositive power with respect to all 19,846,557 shares. Of the reported shares of Common Stock, 6,345,339 shares are held by State Street Corporation in its capacity as the trustee of the 401(k) Plan.

(6)   Of the reported shares of Common Stock, T. Rowe Price Associates, Inc. reports that it has sole voting power with respect to 5,464,796 shares, sole dispositive power with respect to all 16,511,568 shares and shared voting and dispositive power with respect to no shares.

Beneficial Ownership Table

The following table presents, as of March 16, 2018, the beneficial ownership of shares of our Common Stock of each current Director, each Nominee, each executive officer named in the 2017 Summary Compensation Table on page 45 and Aetna's Directors and executive officers as a group. The information set forth in the table below and in the related footnotes has been furnished by the respective persons.

Amount and Nature of Beneficial Ownership		
Name of Beneficial Owner and Position	**Common Stock**	**Percent of Common Stock**
Fernando Aguirre (current Director and Nominee)	10,261	*
Frank M. Clark (current Director and Nominee)	16,316[1]	*
Betsy Z. Cohen (current Director)	43,024	*
Molly J. Coye, M.D. (current Director and Nominee)	8,174	*
Roger N. Farah (current Director and Nominee)	3,000	*
Jeffrey E. Garten (current Director and Nominee)	11,105[2]	*
Ellen M. Hancock (current Director and Nominee)	47,169	*
Richard J. Harrington (current Director and Nominee)	8,100[2]	*
Edward J. Ludwig (current Director and Nominee)	13,225[3]	*
Joseph P. Newhouse (current Director)	4,064[4]	*
Olympia J. Snowe (current Director and Nominee)	1,420	*
Mark T. Bertolini (Chairman and Chief Executive Officer, current Director, Nominee and named executive officer)	2,598,386[5]	*
Shawn M. Guertin (named executive officer)	137,668[6]	*
Richard M. Jelinek (named executive officer)	105,962[7]	*
Gary W. Loveman, Ph.D. (named executive officer)	172,524[8]	*
Karen S. Lynch (named executive officer)	289,301[9]	*
Directors and Executive Officers as a group (20 persons)	3,978,241[10]	1.21%

*   Less than 1%

Unless noted in the following footnotes, each person currently has sole voting and investment powers over the shares set forth in the Beneficial Ownership Table. None of the shares reported are pledged as security.

(1)   Includes 10,295 shares held in an irrevocable trust of which Mr. Clark is sole trustee; and 1,000 shares held jointly with Mr. Clark's spouse, as to which Mr. Clark shares voting and investment powers.

(2)   All shares held jointly with the Director's spouse, as to which the Director shares voting and investment powers.

(3)   Includes 4,729 shares held in a revocable trust of which Mr. Ludwig is sole trustee; and 8,496 shares held jointly with Mr. Ludwig's spouse, as to which Mr. Ludwig shares voting and investment powers.

(4)   Includes 2,000 shares held jointly with Dr. Newhouse's spouse, as to which Dr. Newhouse shares voting and investment powers.

(5)   Includes 1,613,364 shares that Mr. Bertolini has the right to acquire currently or within 60 days of March 16, 2018, upon the exercise of stock appreciation rights ("SARs"); 295,436 shares held in a 2016 grantor retained annuity trust; 158,635 shares held in a 2017 grantor retained annuity trust; 107,576 shares held in a second 2017 grantor retained annuity trust; and 119,447 shares held in a 2016 charitable lead annuity trust. Mr. Bertolini is the sole trustee of each grantor retained annuity trust and the sole investment advisor of the 2016 charitable lead annuity trust.

(6)   Includes 88,301 shares that Mr. Guertin has the right to acquire currently or within 60 days of March 16, 2018, upon the exercise of SARs; and 630 shares held through the 401(k) Plan by Mr. Guertin.

(7)   Includes 91,875 shares that Mr. Jelinek has the right to acquire currently or within 60 days of March 16, 2018, upon the exercise of SARs.

(8)   Includes 140,926 shares that Mr. Loveman has the right to acquire currently or within 60 days of March 16, 2018, upon the exercise of SARs; and 156 shares held through the 401(k) Plan by Mr. Loveman.

(9)   Includes 214,405 shares that Ms. Lynch has the right to acquire currently or within 60 days of March 16, 2018, upon the exercise of SARs; and 50,512 shares held in a revocable trust of which Ms. Lynch is the sole trustee.

(10)   Directors and executive officers as a group have sole voting and investment power over 1,390,925 shares, share voting and investment power with respect to 33,597 shares (including 2,896 shares held through the 401(k) Plan). Also includes 2,553,719 shares that executive officers have the right to acquire currently or within 60 days of March 16, 2018, upon the exercise of SARs. At March 16, 2018, there were no outstanding SARs held by nonmanagement Directors.

COMPENSATION DISCUSSION AND ANALYSIS

I. 2017 — A Year of Strong Shareholder Returns and Investment in our Future

A. 2017 Company Performance At-a-Glance



Total Shareholder Return:

47%

Three-year cumulative total shareholder return of 109%

Net Income[1] per Share:

$5.68

11% decrease from 2016, primarily due to costs associated with the termination of the Humana Merger Agreement

Adjusted Earnings per Share:[2]

$9.86

20% increase over 2016

Total Revenue and Adjusted Revenue[2] (each):

~$61 billion

Decrease of approximately 4% from 2016 (each)

Doubled Dividend to

$2.00

per share (annualized)

In February 2017, the Company doubled its quarterly dividend to $0.50 per share. The Company paid total dividends of $1.75 per share in 2017.

CVS Merger Consideration per Aetna Common Share:

$145 in cash and .8378 shares of CVS Health common stock[3]

(1) Net income refers to net income attributable to Aetna reported in Aetna's Consolidated Statements of Income in accordance with U.S. generally accepted accounting principles ("GAAP"). Unless otherwise indicated, all references in this Proxy Statement to net income, net income per share, adjusted earnings and adjusted earnings per share are based on net income attributable to Aetna, which excludes amounts attributable to non-controlling interests.

(2) Adjusted earnings per share, adjusted revenue, adjusted pre-tax margin and adjusted expense ratio are non-GAAP financial measures. Refer to Annex A to this Proxy Statement for a reconciliation of these and other non-GAAP financial measures to the most directly comparable GAAP measures.

(3) On December 3, 2017, the Company and CVS Health entered into a definitive merger agreement (the "CVS Merger Agreement") under which CVS Health will acquire all outstanding shares of Aetna for a combination of cash and stock (the "CVS Health Transaction"). Under the terms of the CVS Merger Agreement, Aetna shareholders will receive $145.00 in cash and 0.8378 shares of CVS Health common stock for each share of Aetna Common Stock upon the closing of the CVS Health Transaction.

B. 2017 Company Performance and Related Impact on Compensation Decisions

The Company's adjusted financial performance in 2017 was strong and continued to reflect the Company's attention to effective execution of our strategy. During 2017, the Company delivered:

- Strong Shareholder Returns. During 2017, our stock price increased 45% from $124.01 on December 30, 2016 to $180.39 on December 29, 2017, and we paid total dividends of $1.75 per share. On March 16, 2018, our stock closed at $173.91 per share. Our total shareholder return for 2017 was 47%, and our three-year cumulative total shareholder return was 109%.



Total Shareholder Return

Competitors include: Cigna Corporation, Humana Inc., UnitedHealth Group Incorporated and Anthem, Inc.

- **Earnings per Share.** We reported 2017 net income per share of $5.68 compared to $6.41 in 2016, an 11% decrease. The year-over-year decline in net income per share was primarily due to costs associated with the termination of the Company's merger agreement (the "Humana Merger Agreement") with Humana Inc. ("Humana"), partially offset by the increase in adjusted earnings per share described below. For 2017, we reported adjusted earnings per share of $9.86, a 20% increase over 2016, above our long-term targeted range. The year-over-year increase in adjusted earnings per share was primarily due to strong performance in our Health Care segment.

Net Income per Share



Adjusted Earnings per Share



- **Revenue.** In 2017, we reported annual total revenue and adjusted revenue of approximately $61 billion (each), a decline of approximately 4% (each) compared to 2016. This decrease in total revenue and adjusted revenue was primarily due to lower premiums in our Health Care segment, including lower membership in our Affordable Care Act ("ACA") compliant individual and small group products and the temporary suspension of the health insurer fee (the "HIF") in 2017. The sale of our domestic group life insurance, group disability insurance, and absence management

businesses on November 1, 2017 also contributed to the 2017 decreases in total revenue and adjusted revenue.

- **Dividend.** On February 17, 2017, we announced an increase in our quarterly dividend from $.25 per share to $.50 per share ($2.00 annualized), reflecting continued confidence in our strategy and our commitment to enhancing total return for our shareholders. The compound annual growth rate of our dividend since 2011 is approximately 26%. While the CVS Merger Agreement is in effect, we are prohibited from further increasing our dividend.

Dividend Payments*



Declaration and payment of future dividends is at the discretion of the Board and may be adjusted at any time without prior notice as business needs or marketplace conditions change.

- **Medical Membership.** In 2017, we ended the year with 22.2 million medical members, consistent with our year-end membership projections. This represents a decline of 4% compared to medical membership of 23.1 million at the end of 2016, primarily due to declines in our Insured ACA compliant individual and small group products and our Insured and ASC Medicaid products, partially offset by increased membership in our Commercial ASC, International Commercial Insured and Medicare Insured products.
- **After-tax Net Income Margin.** We reported a 2017 after-tax net income margin of 3.1%, a 50 basis point decrease compared to 2016, primarily due to costs associated with the termination of the Humana Merger Agreement.
- **Adjusted Pre-tax Margin in High Single Digits.** We reported a 2017 adjusted pre-tax margin of 9.0%, consistent with our high single-digit target. The increase compared to our 2016 adjusted pre-tax margin of 8.3% was primarily due to strong performance in our Health Care segment, partially offset by increased investment spending on our growth initiatives and the negative impact of the temporary suspension of the HIF in 2017.

- **Total Company Expense Ratio.** Our full year 2017 total company expense ratio was 19.9%, as compared to 19.1% for 2016. The increase in our total company expense ratio during 2017 was primarily due to costs associated with the termination of the Humana Merger Agreement and targeted investment spending on our growth initiatives, partially offset by the temporary suspension of the HIF and the continued execution of our expense management initiatives in 2017.
- **Adjusted Expense Ratio.** Our 2017 adjusted expense ratio was 17.5%, a 60 basis point improvement over 2016. This year-over-year improvement was primarily due to the temporary suspension of the HIF and the continued execution of our expense management initiatives in 2017, partially offset by targeted investment spending on our growth initiatives.
- **Progress on Strategic Initiatives.** While we were disappointed in the termination of our proposed acquisition of Humana, we remain committed to our strategy and are excited by our proposed combination with CVS Health, which we believe will deliver a better health care experience by improving access to affordable health care and coordination of health services in communities across the country. During 2017, we continued to make strategic investments to position us for success in 2018 and beyond, including investments in our Medicare business, digital tools to improve our member experience, and cybersecurity. We increased the share of our medical costs delivered through value-based arrangements to 53% and continued to develop our joint ventures with health care systems. In addition, we continued to make progress in improving diversity and inclusion at Aetna.

The Company's executive pay decisions reflect the alignment between executive compensation and Company performance:

- **Annual Bonus Payments Above Target.** Our annual bonus program ("ABP"), which for 2017 was weighted 70% on annual financial metrics and 30% on quantitative constituent measures, was funded at 144.4% of target.
- **Long-Term Incentive Equity Programs Vested Above Target.** The performance stock units ("PSUs" or "Company PSUs") granted for the 2015-2017 performance period vested at 120% of the target

level of performance based on achieving cumulative adjusted operating earnings per share for the 2015-2017 performance period (which accounts for 60% of the overall performance target of these PSUs) in excess of $25.02, the performance level required to achieve the maximum score of 200% of target for the cumulative adjusted operating earnings per share element of the vesting percentage of these PSUs. The Company's cumulative adjusted revenue for the 2015-2017 performance period (which accounts for 40% of the overall performance target of these PSUs) was below the minimum threshold required to contribute to the vesting percentage of these PSUs.

C. 2017 "Say on Pay" Vote/Compensation Plan Design Changes

At our 2017 annual meeting, 85.4% of the votes cast at the meeting supported the Company's 2016 Named Executive Officer ("NEO" or "Named Executive Officer") compensation, reflecting shareholder support of the Company's executive compensation programs. Because the votes cast in favor of our NEO compensation declined year-over-year (93.6% in favor in 2016), we reached out to some of our largest shareholders (representing approximately 30% of our outstanding shares in the aggregate) to hear their concerns, if any. In addition, with the assistance of its independent compensation consultant, Meridian, the Compensation Committee reviewed trends and best practices in executive compensation and related governance issues. The Compensation Committee also considered the alignment between the Company's compensation programs and the Company's business strategy. Based on those discussions and the Compensation Committee's review and consideration, the Compensation Committee did not make any material changes to the Company's executive compensation program design for 2018.

While the CVS Merger Agreement is in effect, equity awards for each annual compensation cycle commencing after 2017 must be in the form of RSUs, which differs from previous years in which equity awards were in the form of SARs and PSUs. For information about the treatment of Company equity awards under the CVS Merger Agreement, see "Impact of the CVS Merger Agreement – Long-Term Incentive Equity Awards (SARs, PSUs and RSUs)" beginning on page 40.

II. Objectives of Our 2017 Executive Compensation Program

An understanding of our 2017 executive compensation program begins with the program objectives. These included:

- Aligning the interests of our executives and shareholders. We aligned the interests of our executives with those of our shareholders through

equity-based compensation that is settled in shares of Common Stock and executive share ownership and share retention requirements.

- Linking rewards to performance. We continued our pay-for-performance philosophy by tying a significant portion of our executives' compensation to achieving financial and quantitative constituent goals that are linked to the Company's business strategy and each executive's contributions toward achieving those goals.
- Offering competitive compensation. We offered an executive compensation program that is competitive and that helped us attract, motivate and retain top performing executives in the highly competitive global market for health care talent.

We continue to believe that a significant portion of executive compensation should be variable and based on stock price change and meeting or exceeding defined performance goals (i.e., "at risk"). Our 2017 program met this goal by delivering compensation in the form of equity and other performance-based awards.

While the CVS Merger Agreement is in effect, equity awards for each annual compensation cycle commencing after 2017 (including our 2018 executive compensation program) must be in the form of RSUs, which differs from previous years in which equity awards were in the form of SARs and PSUs. For information about the treatment of Company equity awards under the CVS Merger Agreement, see "Impact of the CVS Merger Agreement – Long-Term Incentive Equity Awards (SARs, PSUs and RSUs)" beginning on page 40.

The chart below shows the 2017 mix of target compensation opportunity for Mr. Bertolini and for the other NEOs as a group.


Mr. Bertolini
2017 Target Mix
7%
Base Salary
8%
Target Annual Cash Bonus
85%
Multi-Year Equity Incentives
93%
at risk


Average: Other NEOs
2017 Target Mix
14%
Base Salary
15%
Target Annual Cash Bonus
71%
Multi-Year Equity Incentives
86%
at risk

III. Summary of 2017 Chief Executive Officer Compensation Decisions

Mr. Bertolini's Compensation

	2016	2017
Salary	$1,200,000	$1,200,000
Annual Bonus(1)		
Target = 300% of Salary	115% of target	144.4% of target
Cash Delivered	$1,656,000	$2,079,600
Equity Delivered	$2,484,104	$3,119,557
Long-term Incentive Opportunity	$12,443,861(2)	$12,449,299(3)

(1) Bonus amount was paid 40% in cash and 60% in RSUs. The RSUs for performance year 2017 were granted on March 2, 2018 and will vest over a 36-month period (one-third per year). Due to Securities and Exchange Commission reporting rules for equity awards, the RSUs granted in 2017 for performance year 2016 are reported in the 2017 Summary Compensation Table on page 45, and the RSUs granted in 2018 for performance year 2017 will be reported in Aetna's 2019 Proxy Statement.

(2)   Reflects the grant date fair value of SARs ($8,693,798) and PSUs ($3,750,063) granted February 19, 2016.

(3)   Reflects the grant date fair value of SARs ($8,399,195) and PSUs ($4,050,104) granted February 17, 2017. In making its decisions regarding Mr. Bertolini's (and other executives') compensation for 2017, the Compensation Committee valued the SAR portion of each executive's estimated long-term equity award using an estimated grant date value of $36.34 per SAR. Utilizing this estimated SAR value, the Compensation Committee established Mr. Bertolini's total 2017 long-term incentive opportunity at $13.50 million, delivered in the form of 32,331 PSUs with a value of $4.05 million (30%) and 260,037 SARs with an estimated value of $9.45 million (70%). The actual grant date fair value of the SARs granted to Mr. Bertolini on February 17, 2017, was $32.30 per SAR, or $8.40 million in the aggregate (the value of the PSUs did not change). Because the actual SAR grant date fair value differed from the estimated value used by the Compensation Committee, the actual grant date fair value of Mr. Bertolini's total 2017 long-term incentive opportunity was $12.45 million (33% PSUs and 67% SARs). To avoid confusion and to maintain consistency with the values reported in the 2017 Summary Compensation Table and other tables in this Proxy Statement, this Compensation Discussion and Analysis refers to the actual grant date fair value of Mr. Bertolini's SARs ($8.40 million) and the actual total 2017 long-term incentive opportunity ($12.45 million) rather than the estimated value of Mr. Bertolini's SARs ($9.45 million) and estimated total 2017 long-term incentive opportunity ($13.50 million) used by the Compensation Committee.

Below is a summary of the Compensation Committee's compensation decisions for Mr. Bertolini:

- **2017 Compensation Opportunity**
  - **Total Direct Compensation Opportunity.** Mr. Bertolini's 2017 total direct compensation opportunity, $17.2 million at target, was at approximately the 75th percentile of the chief executive officer pay of the comparison group we use to assess executives' compensation (the "Compensation Comparison Group"). The Compensation Comparison Group is listed on page 44. The Compensation Committee felt this opportunity and its relative positioning were appropriate in light of Company performance and the fact that Mr. Bertolini continues to be a recognized thought leader who serves as a positive and constructive influence on not only the transformation of the health care system, but also on important social policy issues affecting the Company and our nation.

  - **Annual Bonus.** Within the total direct compensation opportunity, Mr. Bertolini's 2017 annual bonus target was set at 300% of his annual base salary. Of this amount, 60% is paid in RSUs which are tied directly to the value of Aetna shares and which vest over three years. The Compensation Committee recognizes that Mr. Bertolini's annual bonus opportunity is high compared to the annual bonus targets of his peers in the Compensation Comparison Group when viewed in isolation. However, when this bonus opportunity was first established on his appointment as CEO, there was a corresponding reduction to Mr. Bertolini's annual long-term incentive equity grant value to keep his total compensation levels at an appropriate market level. This change in mix of pay opportunity, coupled with the additional vesting required for the equity portion of the annual bonus award, was made to more directly align Mr. Bertolini's total direct compensation opportunity with the Company's annual financial performance, while continuing the focus on creation of long-term shareholder value and retention.

- **Long-Term Incentive Opportunity.** The grant date fair value of Mr. Bertolini's 2017 long-term incentive opportunity was $12.45 million. The grant was delivered 67% in SARs ($8.40 million) and 33% in PSUs ($4.05 million), based on the grant date fair value of the awards. The SARs and PSUs granted in 2017 are described beginning on page 37. The SARs vest in three substantially equal annual installments beginning on February 17, 2018, and the PSUs will vest 36 months from the grant date, in each case subject to Mr. Bertolini's continued employment and, with respect to PSUs, Company performance. For information about the treatment of Company equity awards under the CVS Merger Agreement, see "Impact of the CVS Merger Agreement – Long-Term Incentive Equity Awards (SARs, PSUs and RSUs)" beginning on page 40.

- **Compensation Decisions for 2017**
  - **Base Salary**. Mr. Bertolini's salary was not adjusted in 2017 due to the fact that his salary was adjusted in 2016 and due to the Company's compensation philosophy which is to focus on variable pay that rewards performance and long term success. Mr. Bertolini's annual base salary was at approximately the 25th percentile of the CEOs of the Compensation Comparison Group.

  - **Annual Bonus.** Mr. Bertolini's annual bonus for 2017 was determined primarily based on the Company's financial performance against the ABP goals described in detail beginning on page 35 and paid out at 144.4% of target. In addition to the Company's strong financial performance, the Compensation Committee and the Board also considered growth in the Company's Medicare membership (and in particular in the Company's individual Medicare membership), expansion of the Company's individual Medicare Advantage footprint (128 new counties in 2018), the Company's Medicare star ratings performance (best in class among publicly traded peers), and the implementation of a new local market operating model.

— **Long-Term Incentive Opportunity.** Mr. Bertolini continues to be a recognized thought leader who serves as a positive and constructive influence on not only the transformation of the health care system, but also on important social policy issues affecting the Company and our nation. He is the recipient of numerous awards, including the 2017 Peter G. Peterson Business Statesmanship Award for executives who champion issues in the public interest and hold themselves to the highest standard of ethics and integrity and being named one of Modern Healthcare's 100 Most Influential People in Healthcare for his efforts to promote measures that increase access, lower costs and improve quality. His work in recent years to raise the minimum base wage and enhance employee benefits for the Company's lowest paid employees sparked a wider societal dialogue on these issues. Further, Mr. Bertolini continues to build a strong leadership team which, under his direction, is driving the business and executing the Company's strategy, while keeping the focus on long-term success. Mr. Bertolini's annual bonus for 2017 was paid 40% in cash and 60% in RSUs that will vest in three equal annual installments over a 36-month period. For information about the treatment of Company equity awards under the CVS Merger Agreement, see "Impact of the CVS Merger Agreement – Long-Term Incentive Equity Awards (SARs, PSUs and RSUs)" beginning on page 40.

- Long-Term Incentive Awards
  - The grant date fair value of Mr. Bertolini's 2017 long-term incentive opportunity was $12.45 million, which was between the median and the 75th percentile of the CEOs of the Compensation Comparison Group. The Compensation Committee felt that Mr. Bertolini's total 2017 long-term incentive opportunity was appropriate in light of the Company's performance and the fact that Mr. Bertolini continues to be a recognized thought leader who serves as a positive and constructive influence on not only the transformation of the health care system, but also on important social policy issues affecting the Company and our nation.

  - The PSUs that Mr. Bertolini was granted in 2015 for the 2015-2017 performance period vested at 120% of the target level of performance, as described on page 31.

IV. 2017 Compensation Policies

Elements of the Company's 2017 Executive Compensation Program

The 2017 compensation program for our Named Executive Officers consisted of the following components:

Component	Description	Purpose
Base Salary	Fixed cash compensation based on the executive's past and potential future performance, scope of responsibilities, experience and competitive market pay practices.	Provide a fixed, baseline level of compensation that is not contingent upon Company performance.
Performance-Based Annual Bonus[1]	Cash payment tied to meeting annual performance goals set for the fiscal year that are tied to the Company's annual business plan and individual performance.	Motivate executives to achieve superior annual financial and operational performance.
Long-Term Equity Incentives:[2]		
PSUs	Performance-based stock units which pay out, if at all, based on the Company's performance against a three-year adjusted earnings per share compound annual growth financial goal. If the goal(s) is met, the PSUs granted in 2017 will vest in a single installment at the end of a 36-month vesting period as described on page 38.	Align achievement of specific multi-year internal financial performance objectives with the creation of shareholder value, increase executive stock ownership and provide retention incentives.
RSUs	Time-vested stock units that vest in substantially equal annual installments typically over 36 months.	Align compensation with changes in Company stock price and the creation of shareholder value, and strengthen retention.
SARs	Stock appreciation rights that vest in substantially equal annual installments over 36 months.	Align compensation with changes in Company stock price and the creation of shareholder value.

(1)   A portion of Mr. Bertolini's 2017 annual bonus was paid in RSUs that vest over 36 months as described on page 33. For information about the treatment of Company equity awards under the CVS Merger Agreement, see "Impact of the CVS Merger Agreement – Long-Term Incentive Equity Awards (SARs, PSUs and RSUs)" beginning on page 40.

(2)   All awards are settled in stock and are subject to stock ownership requirements. For information about treatment of Company equity awards under the CVS Merger Agreement, see "Impact of the CVS Merger Agreement – Long-Term Incentive Equity Awards (SARs, PSUs and RSUs)" beginning on page 40.

The Company also provides health, welfare and retirement benefits to its employees generally, including its executive officers.

Determining Total Cash and Equity Compensation

We generally set total cash and equity compensation opportunity (including base salary, performance-based annual bonus and long-term incentive equity awards) for senior executives at an amount that is competitively reasonable and appropriate for our business needs and circumstances. For the Named Executive Officers, the Compensation Committee reviews the cash and equity compensation opportunities available to similarly positioned executives of companies in the Compensation Comparison Group. The Compensation Committee also reviews third-party compensation surveys. The third-party compensation surveys are purchased from outside compensation vendors selected by our human resources department, and the data provided by the vendors is reviewed by the Compensation Committee's independent compensation consultant. The data presented to the Compensation Committee includes a regression analysis (market compensation data adjusted to account for company size based on revenue) where available. The compensation of our Named Executive Officers is compared across the Named Executive Officer group and with the compensation of other senior executives of the Company for internal pay relativity purposes. The Compensation Committee, however, has not established specific internal pay relativity guidelines.

Our compensation program is generally designed to deliver above-median total compensation for above-median performance and below-median total compensation for below-median performance. For executives with compensation opportunities that are more highly variable, including the Named Executive Officers, total cash and equity compensation opportunity may be above the median, but "at risk" amounts are paid only if performance goals are achieved or exceeded. In addition, the value of equity awards is directly subject to Company stock price change. The Compensation Committee does not formulaically set the target compensation opportunity at a specific level compared to the Compensation Comparison Group. Instead, the Compensation Committee uses the Compensation Comparison Group information as a reference point to make what is ultimately a subjective decision that balances (i) a competitive level of compensation for a position; (ii) the executive's experience and scope of responsibility; (iii) individual performance; (iv) percent of pay "at risk"; and (v) retention. There is no pre-defined formula that determines which of these factors is more or less important, and the emphasis placed on a specific factor may vary among executive officers and will reflect market conditions and business needs at the time the pay decision is made.

Base Salary

In making annual base salary determinations, the Compensation Committee considers:

- the terms of any employment agreement with the executive;
- the recommendations of our CEO (as to executives other than himself);
- the salary paid to persons in comparable positions in the Compensation Comparison Group;
- the executive's experience and scope of responsibility; and
- a subjective assessment of the executive's individual past and potential future contribution to Company results.

Base salary as a percent of total compensation also differs based on the executive's position and function. Although the Compensation Committee has not established a specific ratio of base salary to total compensation, executives with the highest level and broadest scope of responsibility generally have the lowest percentage of their compensation fixed as salary and have the highest percentage of their compensation subject to performance-based standards (performance-based annual bonus and long-term incentives).

In 2017, Shawn M. Guertin and Gary W. Loveman each received a salary increase of 2.5%. Mr. Guertin's salary increase was to ensure his salary remained competitive. Mr. Loveman's salary was increased in light of his expanded leadership responsibilities. Mr. Bertolini's salary was not adjusted in 2017 due to the fact that his salary was adjusted in 2016 and due to the Company's compensation philosophy which is to focus on variable pay that rewards performance and long term success. The salaries of Ms. Lynch and Mr. Jelinek were not adjusted in 2017 because their respective salaries were considered appropriate for their roles.

For information about the impact of the CVS Merger Agreement on base salaries, see "Impact of the CVS Merger Agreement – Base Salary and Annual Performance-based Bonuses" beginning on page 39.

Annual Performance-based Bonuses

Except for a portion of Mr. Bertolini's bonus (described on page 33), 2017 annual bonuses were paid in cash. All executive officers and managers are eligible to participate in the ABP. The Compensation Committee, after consulting with the Board, establishes specific financial and operational goals at the beginning of each performance year. Annual bonus funding is linked directly to achieving these annual goals. Following the completion of the performance year, the Compensation Committee assesses performance against the pre-established performance goals to determine bonus funding for the year. The ABP goals, described in more detail below, come directly from our strategic and business

operating plan approved by the Board. These annual goals were selected to balance the delivery of financial results with the achievement of internal and external constituent goals. The Company believes it is important to consider non-financial, but quantifiable, constituent goals because they focus on our longer-term success and the quality of our brand and reputation. The non-financial constituent goals had a 30% weighting for 2017.

Under the ABP, if all of the goals are met at the target level in the aggregate, then up to 100% of the target bonus pool is funded. If the goals are exceeded in the aggregate by a sufficient margin, then up to a maximum of 200% of the target bonus pool is funded. At the threshold performance level, 25% of the target bonus pool is funded. The bonus pool is not funded if aggregate performance falls below the threshold level.

For 2017, bonus pool funding under the ABP was determined as set forth below:

Weight	Measure	Threshold	Target	Maximum	Actual Performance	Performance Level	Weighted Points
70%	Financial Performance	25%	100%	200%			
50%	Adjusted earnings per share[1]	$8.22	$8.74	$9.30	$9.86	maximum	100.00
10%	Adjusted Revenue[2]	$59,664	$61,264	$62,864	$60,675	<target	6.82
10%	Adjusted SG&A ratio[3]	16.5%	15.8%	15.1%	17.0%	<threshold	0.00
30%	Constituent Index Performance						
10%	Consumer[4]	25%	100%	200%	69%	<target	6.92
10%	Provider[5]	25%	100%	200%	>200%	maximum	20.00
10%	Talent and Culture[6]	25%	100%	200%	106%	>target	10.63
Total							144.37

(1)   Adjusted earnings per share is a non-GAAP financial measure used in connection with the ABP. Refer to Annex A to this Proxy Statement for a reconciliation of adjusted earnings per share to the most directly comparable GAAP measure. Adjusted earnings per share excludes from net income attributable to Aetna (a) amortization of other acquired intangible assets; (b) net realized capital gains or losses; and (c) other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance. These adjustments are established when the target is set at the start of the year.

(2)   Adjusted revenue is a non-GAAP financial measure used in connection with the ABP. Refer to Annex A to this Proxy Statement for a reconciliation of adjusted revenue to the most directly comparable GAAP measure. Adjusted revenue excludes from total revenue (a) net realized capital gains or losses; and (b) other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance. These adjustments are established when the target is set at the start of the year.

(3)   Adjusted selling, general and administrative expenses as a percentage of adjusted revenue is a non-GAAP financial measure used in connection with the ABP. Refer to Annex A to this Proxy Statement for a reconciliation of adjusted SG&A ratio to the most directly comparable GAAP measure. Adjusted SG&A ratio is calculated by dividing total operating expenses, excluding incentive compensation expense and other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance, by adjusted revenue. These adjustments are established when the target is set at the start of the year.

(4)   This goal measures consumer sentiment based on a third-party survey (performance scored at 100% of target) and Medicare star ratings (performance scored at 38.3% of target).

(5)   This goal measures the share of our medical costs delivered through value-based arrangements (performance scored at 200% of target) and revenue in accountable care/joint venture organizations (performance scored at 200% of target).

(6)   This goal measures progress in workforce representation by job tier for (1) people of color (performance scored at 112.5% of target) and (2) women (performance scored at 100% of target).

After applying the weightings noted above, the Compensation Committee set the Company-wide 2017 ABP bonus pool funding at 144.4% of target. Within this pool funding, the Compensation Committee set actual bonus amounts after conducting a subjective review of each Named Executive Officer's individual performance for the year against the business unit and qualitative performance goals established at the start of the year and considering Mr. Bertolini's recommendations (as to executives other than himself). In determining the annual bonus for Mr. Bertolini, the Compensation Committee consulted with the non-management members of the Board. The factors considered in determining individual bonus amounts for the Named Executive Officers are set forth below.

Named Executive Officer	2017 Annual Bonus Target as a Percent of Base Salary[1]	2017 Actual Bonus as a Percent of Target	Individual Discretionary Factors
Mr. Bertolini	300%[2]	144.40%	• Described on pages 33 - 34.
Mr. Guertin	110%[3]	140.55%	• Leadership to drive Company financial results above targets • Achievement of productivity savings vs. targets • Capital management and successful completion of several transactions • Talent development
Mr. Jelinek	110%	148.30%	• Leadership of strategic planning process, including development of new strategic planning framework • Achievement of productivity savings vs. targets
Mr. Loveman	110%[4]	162.31%	• Leadership to re-align organization around consumer capabilities and building of new care model designed to proactively engage members and help them improve their health • Exceeding cost reduction targets • Talent development • Based on 2017 CH&S performance on the factors listed above plus $100,000 in accordance with Mr. Loveman's separation agreement.
Ms. Lynch	120%	138.93%	• Financial results above target • Medicare Advantage star ratings and membership growth • Achievement of productivity savings vs. targets • Talent development

(1) Target was based on base salary paid during 2017.

(2) Mr. Bertolini's bonus was paid 40% in cash and 60% in RSUs that vest over 36 months as described on page 33.

(3) Mr. Guertin's 2017 target bonus opportunity was pro-rated to reflect a mid-year increase to his base salary. Mr. Guertin's 2018 full-year bonus opportunity is 110% of base salary.

(4) Mr. Loveman's 2017 target bonus opportunity was pro-rated to reflect a mid-year increase to his base salary.

For information about the impact of the CVS Merger Agreement on annual performance-based bonuses, see "Impact of the CVS Merger Agreement – Base Salary and Annual Performance-based Bonuses" beginning on page 39.

2017 Long-Term Incentive Equity Awards (SARs and PSUs)

The Company's 2017 long-term incentive equity award program was delivered in the form of SARs and PSUs. Based on the actual grant date fair values of the awards, 33% of the value of the awards was in the form of PSUs and 67% was in the form of SARs. The objective of the SAR and PSU awards was to advance the longer-term interests of the Company and our shareholders by directly aligning executive compensation with increases in our stock price and providing incentives for executives to meet the specified PSU performance goal(s) set at the time of grant. These awards complement cash incentives tied to annual performance as they motivate executives to increase earnings and shareholder value over time. The allocation to SARs aligned the majority of the long-term incentive value directly with

shareholder interest in increasing our stock price because SAR awards have no value if the Company's stock price declines after the award is granted. Because SARs have a 10-year term, this design supports our long-term strategy and emphasizes the creation of long-term shareholder value. The remaining portion of the long-term incentive value also was tied to the value of our stock and achievement of a specific financial operating goal or goals. The SARs granted in 2017 to the Named Executive Officers vest in substantially equal annual installments over a 36-month period. The PSUs granted in 2017 vest in a single installment at the end of a 36-month period based on attaining the three-year performance goal or goals set at the time of grant. The SAR and PSU awards are settled in Common Stock, net of applicable withholding taxes, in order to reduce shareholder dilution resulting from the awards. The Company does not pay dividend equivalents on unvested equity awards.

On January 25, 2018, the Company announced that Mr. Loveman would be leaving the Company, and in February 2018, Mr. Loveman entered into a separation agreement with the Company (the "Separation Agreement").

Under the Separation Agreement, vesting of Mr. Loveman's outstanding equity awards will be governed by the applicable agreements and plans, except that he will be considered retirement eligible for purposes of the vesting of his 2017 SAR grant.

While the CVS Merger Agreement is in effect, equity awards for each annual compensation cycle commencing after 2017 (including our 2018 executive compensation program) must be in the form of RSUs. For information about the treatment of Company equity awards under the CVS Merger Agreement, see "Impact of the CVS Merger Agreement – Long-Term Incentive Equity Awards (SARs, PSUs and RSUs)" beginning on page 40.

PSU Performance Goals

The PSUs granted in 2017 (other than those granted to Mr. Loveman, as described in greater detail below) vest at 100% if the Company attains a three-year adjusted earnings per share compound annual growth rate goal. This goal is difficult to achieve as it requires the Company to exceed its operating earnings growth objectives for the 2017-2019 performance period. This goal was selected to emphasize the importance of adjusted earnings growth to our strategic objectives. If this performance goal is met, the PSUs will vest at the end of the 36-month vesting period. At maximum performance, the PSUs vest at 200% of the units granted.

The PSUs granted to Mr. Loveman in 2017 were structured the same as the PSUs described above (the "Standard 2017 PSUs"), except that their vesting was subject to a supplemental vesting multiplier (the "CH&S Multiplier") based on the degree to which the Company's Consumer Health and Services organization ("CH&S") achieves specific financial and operational goals for the 2017-2019 performance period. The goals for the CH&S Multiplier were selected by the Compensation Committee to emphasize the importance to the Company of CH&S achieving its strategic objectives. The range for the CH&S multiplier was 25% to 200%.

To determine the vesting percentage of the PSUs granted to Mr. Loveman in 2017, the vesting performance of the Standard 2017 PSUs would have been multiplied by the applicable CH&S Multiplier. For example, the PSUs granted to Mr. Loveman would have vested at 200% of the units granted if (i) the Company attained the three-year adjusted earnings per share compound annual growth rate goal for the Standard 2017 PSUs at target performance, and (ii) CH&S achieved specific financial and operational goals for the 2017-2019 performance period that were scored at 200% of target. At maximum performance, the PSUs granted to Mr. Loveman in 2017 would have vested at 400% of the units granted.

In connection with his separation from the Company, and in accordance with the terms of his agreements and the applicable plans, Mr. Loveman has the opportunity to

vest in two-thirds (24/36ths) of his 2016 PSU award based on Company performance and the opportunity to vest in one-third (12/36ths) of his 2017 PSU award based solely on Company performance as described above (the CH&S Multiplier described above will not be applied). There is no acceleration of the vesting of Mr. Loveman's 2016 or 2017 PSU award due to the end of the employment relationship between Mr. Loveman and the Company.

For information about the treatment of Company equity awards under the CVS Merger Agreement, see "Impact of the CVS Merger Agreement – Long-Term Incentive Equity Awards (SARs, PSUs and RSUs)" beginning on page 40.

Consideration of Prior Equity Grants When Making Compensation Decisions

In making individual long-term incentive equity award decisions, the Compensation Committee does not specifically take into account prior equity grants or amounts realized on the exercise or vesting of prior equity grants in determining the equity value to be granted. The Company's philosophy is to pay an annualized market value for the executive's position, sized according to the performance level of the individual in the position. The Compensation Committee does, however, consider prior equity grants to executives in evaluating the overall design, timing and size of the long-term incentive equity program. In addition, in assessing the recruitment/retention risk for executives, the Compensation Committee considers the value of unvested equity awards.

Grant Date of Equity Awards

The grant date of the annual long-term incentive equity grant in 2017 was the stock market trading day of the February Board of Directors meeting which followed the release of our annual earnings. The grant price of any annual award is the closing price of our Common Stock on the day the award is granted. The Compensation Committee selected this timing so that the award value reflected our most recent full-year earnings information and outlook. The Compensation Committee also makes grants during the year, primarily in connection with hiring and promotions. Under our policy, off-cycle grants made in connection with hiring are generally effective on the date of hire or the 10th day of the month following the date of hire.

Health, Welfare and Pension Benefits

To attract and retain employees at all levels, we offer a subsidized health and welfare benefits program that includes medical, dental, life, accident, disability, vacation and severance benefits. Our subsidy for employee health benefits is graduated so that executives pay a higher contribution than more moderately paid employees.

The Company makes the 401(k) plan available to substantially all of our U.S.-based employees, including the Named Executive Officers. We also offer a Supplemental 401(k) Plan (the "Supplemental 401(k) Plan") to provide benefits above Code contribution limits. There is no Aetna matching contribution under the Supplemental 401(k) Plan. The Company's Pension Plan (the "Pension Plan") was frozen as of December 31, 2010, and the Company's Supplemental Pension Plan (the "Supplemental Pension Plan") was frozen in January 2007. Interest continues to accrue on outstanding pension cash balance accruals.

For information about the treatment of health, welfare and pension benefits under the CVS Merger Agreement, see "Impact of the CVS Merger Agreement – Health, Welfare and Pension Benefits" on page 40.

Employee Stock Purchase Plan

Our tax-qualified employee stock purchase plan (the "ESPP") was available to substantially all employees, including the Named Executive Officers, until we entered into the CVS Merger Agreement. The ESPP allowed our employees to buy our Common Stock at a 5% discount to the market price on the purchase date (up to a maximum of $25,000 per year). We offered the ESPP because we believe it is important for all employees to focus on increasing the value of our Common Stock and to have an opportunity to share in our success. Among other things, the CVS Merger Agreement (i) required us to take steps to prevent employees from electing, after the date of the CVS Merger Agreement, to participate in the ESPP for the December 2017 offering period and (ii) prohibits us from commencing any ESPP offering periods after the date of the CVS Merger Agreement.

Other Compensation to the Named Executive Officers

The Company provides certain other compensation to the Named Executive Officers (see the All Other Compensation table in footnote 10 to the 2017 Summary Compensation Table on page 46). In the interest of security, with certain exceptions, the Company requires that the CEO use corporate aircraft for personal travel whenever use of the aircraft is not required for a business purpose. Other Named Executive Officers are also permitted to use corporate aircraft for personal travel at the discretion of the CEO. The Compensation Committee believes this practice is reasonable and appropriate given security concerns, efficiency of travel and the demands put on our Named Executive Officers' time. A financial planning reimbursement, not to exceed $10,000 for any year, is provided to Named Executive Officers to assure sound financial planning and tax compliance and to provide more time for the executive to focus on the needs of our business. The Company does not provide any tax gross-ups related to other compensation, including

perquisites (other than in connection with relocation benefits provided in connection with an executive's relocation of residence on behalf of the Company).

Severance Following Termination of Employment

The narrative disclosure and tables beginning on page 54 outline the potential payments that would be made to the Named Executive Officers following their termination of employment under various scenarios. The difference in treatment among the Named Executive Officers is due to the dynamics of negotiation at the time the executive was hired (or promoted or separated), the executive's position in the Company, market practices and Company policies in effect at the time of entry into an executive's agreement with the Company.

For information about the impact of the CVS Merger Agreement on severance following termination of employment, see "Impact of the CVS Merger Agreement – Severance Following Termination of Employment" on page 40.

Impact of the CVS Merger Agreement

The following description of the CVS Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVS Merger Agreement, which is attached as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 6, 2017 and is incorporated by reference herein.

Base Salary and Annual Performance-based Bonuses

The CVS Merger Agreement provides that, upon completion of the CVS Health Transaction, the Company will determine the performance under its annual incentive plans (as defined in the CVS Merger Agreement) through the date of completion, and each participant will be eligible to earn (i) a pro-rated portion of his or her annual incentive plan bonus based on actual performance through the date of completion of the CVS Health Transaction and (ii) a pro-rated portion of the bonus with respect to the portion of the year following the date of completion of the CVS Health Transaction based on the participant's target incentive level. Under the terms of the Company's Amended and Restated 2001 Annual Incentive Plan (the "2001 Annual Incentive Plan"), an executive officer whose employment is terminated for any reason other than for cause (or any voluntary termination of employment) in connection with completion of the CVS Health Transaction will remain eligible to receive the payments described above for the full calendar year in which the completion of the CVS Health Transaction occurs.

From completion of the CVS Health Transaction through the later of the first anniversary of the completion of the CVS Health Transaction and May 31, 2019 (which period is referred to as the "benefits continuation period"), CVS

Health will provide to employees of the Company and its subsidiaries who continue employment with the Company, CVS Health or any of CVS Health's subsidiaries (which employees are referred to as "continuing employees"), base salary, bonus and other cash incentive compensation opportunities that are no less favorable than the base salary, bonus and other cash incentive compensation opportunities provided to such continuing employees immediately prior to completion of the CVS Health Transaction.

Health, Welfare and Pension Benefits

During the benefits continuation period, CVS Health will provide to the continuing employees employee benefits (excluding equity compensation, defined benefit pension plan benefits, retention or change in control payments or awards or any similar compensation or benefit) that are no less favorable in the aggregate than the employee benefits provided to such continuing employees immediately prior to completion of the CVS Health Transaction.

With respect to each employee benefit plan maintained by CVS Health or any of its subsidiaries in which continuing employees become eligible to participate, CVS Health will waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements, recognize continuing employees' service accrued (to the extent credited by the Company or its subsidiaries) prior to completion of the CVS Health Transaction for all purposes under such plans (except for the purposes of benefit accrual under any defined benefit pension plan) and, if applicable, cause to be credited, in any health plan in which continuing employees participate, any deductibles or out-of-pocket expenses incurred by the continuing employees and their beneficiaries and dependents during the portion of the calendar year in which completion of the CVS Health Transaction occurs prior to their participation in CVS Health's health plans.

Severance Following Termination of Employment

Until the second anniversary of the completion of the CVS Health Transaction, CVS Health will provide the continuing employees with severance benefits in amounts and on terms and conditions that are no less favorable than those provided to such individuals immediately prior to completion of the CVS Health Transaction, as set forth in the Company's severance pay plan, as amended prior to the completion of the CVS Health Transaction.

Long-Term Incentive Equity Awards (SARs, PSUs and RSUs)

Company Stock Appreciation Rights

As of completion of the CVS Health Transaction, each outstanding vested Company SAR (including those Company SARs that vest by their terms as of completion of the CVS Health Transaction), will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the excess, if any, of the sum of $145.00 plus the value equal to the product of the average of the volume weighted averages of the trading prices for shares of CVS Health common stock on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to completion of the CVS Health Transaction, multiplied by 0.8378 (the sum of such amounts is referred to as the "equity award cash consideration") over the applicable per share exercise price of such Company SAR multiplied by the total number of shares of Common Stock subject to such Company SAR.

Each outstanding Company SAR that is not vested as of completion of the CVS Health Transaction or that is granted after the date of the CVS Merger Agreement (to the extent permitted under the CVS Merger Agreement), at completion of the CVS Health Transaction will be assumed by CVS Health and will become an "assumed stock appreciation right" representing the right to receive a payment in shares of CVS Health common stock on the same terms and conditions, except that the number of shares of CVS Health common stock subject to the assumed stock appreciation right will equal the product of (a) the number of shares of Common Stock that were subject to such Company SAR immediately prior to completion of the CVS Health Transaction, multiplied by (b) the sum of (x) 0.8378 plus (y) the quotient of $145.00, divided by the average of the volume weighted averages of the trading prices for shares of CVS Health common stock on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to completion of the CVS Health Transaction (the sum of such amounts is referred to as the "equity award exchange ratio"), with such product rounded down to the nearest whole share of CVS Health common stock. The per share exercise price for each assumed stock appreciation right will equal the exercise price per share of the applicable Company SAR immediately prior to completion of the CVS Health Transaction divided by the equity award exchange ratio, rounded up to the nearest whole cent.

Company Restricted Stock Units and Performance Stock Units

Immediately prior to completion of the CVS Health Transaction, each outstanding Company RSU and each outstanding Company PSU that provides for accelerated vesting upon completion of the CVS Health Transaction will vest and will be converted into the right to receive, with respect to each share of Common Stock underlying the RSU or PSU, $145.00 in cash and 0.8378 of a share of CVS Health common stock (the "merger consideration"), less applicable withholding taxes.

Company PSUs held by Aetna's executive officers will be earned either at target or higher actual performance as of the date of completion of the CVS Health Transaction, depending on the applicable terms and the ability of the Company to determine actual performance as of completion of the CVS Health Transaction.

Each Company RSU or PSU that is not converted into a right to receive the merger consideration or is granted after the date of the CVS Merger Agreement (to the extent permitted under the CVS Merger Agreement) will be assumed by CVS Health and will be converted into a time-based restricted stock unit award covering the number of whole shares of CVS Health common stock equal to the product of the number of shares of Common Stock underlying such assumed Company RSU or PSU immediately prior to completion of the CVS Health Transaction (with the performance of each Company PSU to be determined based on the applicable award agreement relating to such Company PSU) multiplied by the equity award exchange ratio, with such product rounded down to the nearest whole share of CVS Health common stock. Except as provided in the immediately preceding sentence, each assumed Company RSU or PSU will continue to have, and be subject to, the same terms and conditions as applied to the corresponding Company RSU or PSU immediately prior to completion of the CVS Health Transaction (including any terms and conditions relating to accelerated vesting upon a termination of the holder's employment in connection with or following the CVS Health Transaction).

During the benefits continuation period, CVS Health will provide to the continuing employees equity incentive awards with a target value no less favorable than the target value of the equity incentive awards provided to such continuing employees immediately prior to completion of the CVS Health Transaction.

Internal Revenue Code Section 280G ("Section 280G") Mitigation

On December 19, 2017, the Compensation Committee determined that the applicable performance measures for the PSUs granted to the Company's executive officers in 2015 for the 2015-2017 performance period were achieved at a level of 120% of the target level of performance. In order to mitigate the potential negative tax consequences of Section 280G to the Company and certain affected NEOs, the Compensation Committee approved the vesting and payment of the following amounts to the affected NEOs before the end 2017:

- the vesting on December 27, 2017 of the following PSUs granted in 2015: for Mr. Jelinek - 2,276 PSUs originally scheduled to vest on November 2, 2018 (which at 120% of target converted into 2,732 shares of Common Stock) and for Mr. Loveman - 11,132 PSUs originally scheduled to vest on October 26, 2018 (which at 120% of target converted to 13,359 shares of Common Stock); and
- the vesting on December 27, 2017 of the following RSUs granted in 2015: for Mr. Jelinek - 26,011 RSUs originally scheduled to vest November 2, 2018; and for Mr. Loveman - 27,830 RSUs originally scheduled to vest on October 26, 2018.

Each vested RSU represents one share of Common Stock. Vested PSUs and vested RSUs were settled in Common Stock, net of applicable withholding taxes.

These amounts would otherwise have become vested and payable in the ordinary course of business in 2018. These actions were taken solely for the inherent tax efficiencies in mitigating potential tax penalties that would have applied to benefits received by these Named Executive Officers if their employment were terminated upon or following the closing of the CVS Health Transaction. These actions did not constitute, and the Company does not provide, Section 280G tax gross-up payments.

Mr. Jelinek will forfeit other significant compensation awards if he resigns or is terminated for cause in the future. The Compensation Committee believes that Mr. Jelinek's remaining awards provide ample retention and performance incentives.

V. Governance Policies


Governance Highlights

The Company seeks to maintain best practice standards with respect to the oversight of executive compensation. The following policies and practices were in effect during 2017:

✓ Compensation Committee composed solely of independent Directors;

✓ use of an independent compensation consultant retained directly by the Compensation Committee who performs no consulting or other services for management of the Company;

✓ annual review and approval of our executive compensation strategy by the Compensation Committee, including a review of our compensation-related risk;

✓ robust stock ownership requirements for our executive officers and related stock retention policy;

✓ a policy prohibiting all employees, including the Named Executive Officers, from engaging in hedging transactions with respect to equity securities of the Company;

✓ a compensation "claw back" policy that permits the Company to recoup performance-based compensation if the Board determines that a senior executive has engaged in fraud or misconduct that has caused a material restatement of financial results;

✓ no tax gross-up benefits upon a change-in-control; and

✓ no tax gross-ups on perquisites and personal benefits, other than in connection with relocation benefits provided in connection with an executive's relocation of residence on behalf of the Company.


Many of these policies are described more fully below.

Independent Compensation Consultant

During 2017, the Compensation Committee engaged Meridian to provide independent compensation consulting services to the Compensation Committee. The role of the independent compensation consultant is to ensure that the Compensation Committee has objective information needed to make informed decisions in the best interests of shareholders based on compensation trends and practices in public companies. During the past year, the Compensation Committee requested that Meridian: (i) assist in the development of agendas and materials for Compensation Committee meetings; (ii) provide market data and alternatives to consider for making compensation decisions for the CEO and other executive officers; (iii) assist in the design of the Company's long-term compensation program; and (iv) keep the Compensation Committee and the Board abreast of changes in the executive compensation environment. Meridian also advised the Nominating Committee regarding Director compensation. In accordance with Compensation Committee policy, the Company does not engage its independent compensation consultant for any services other than in support of these two Committees. Meridian had no relationships with any member of the Compensation Committee or any executive officer of the Company. The Compensation Committee has the sole authority to determine the compensation for and

to terminate the services of the independent compensation consultant. The Compensation Committee has reviewed the independence of the independent compensation consultant pursuant to applicable independence rules and determined that its engagement does not raise any conflicts of interest.

Role of the CEO and the Board of Directors in Determining Compensation

The CEO personally reviews and reports to the Compensation Committee on the performance of select senior executives (including all of the Named Executive Officers other than himself) and provides specific compensation recommendations to the Compensation Committee. The Compensation Committee considers this information in making compensation decisions for these executives, but the Compensation Committee does not delegate its decision-making authority to the CEO. The CEO also provides a self-evaluation to the Compensation Committee. The CEO does not, however, present a recommendation for his own compensation. Prior to making any decisions regarding CEO compensation, the Compensation Committee consults with the nonmanagement Directors and receives input from its independent compensation consultant. After discussing proposed compensation decisions for the CEO with the nonmanagement Directors, the Compensation Committee determines the CEO's compensation. The CEO is not present when his performance or compensation is evaluated and determined, unless invited by the Compensation Committee.

Compensation Committee Review of Tally Sheets

In setting executive officer compensation, the Compensation Committee reviews tally sheets prepared for each executive officer. The tally sheets provide information that is in addition to the information shown in the 2017 Summary Compensation Table. The tally sheets show not only current year compensation, but also historical equity gains and the in-the-money value of outstanding equity awards (vested and unvested). The tally sheets also show amounts that would be paid under various termination of employment scenarios. While compensation decisions are based on competitive market pay data and individual performance, the Compensation Committee uses the tally sheets as a reference point and as a basis for comparing program participation across the executive group. The information in the tally sheets was consistent with the Compensation Committee's expectations, and, therefore, the tally sheets did not have a specific effect on individual compensation decisions for 2017.

Compensation Committee Review of Risk

Annually, as part of its compensation review process, the Compensation Committee requests the Company's chief enterprise risk officer to oversee a review of the Company's compensation policies for executives and other employees to determine whether those programs create risks that, individually or in the aggregate, are reasonably likely to have a material adverse effect on the Company. As part of this risk review process in 2017, the chief enterprise risk officer, assisted by human resources personnel, inventoried Company compensation programs and established a financial framework, consistent with other enterprise risk management protocols, to identify compensation policies or practices that could have a material adverse effect on the Company. This review included the structure and material features of each program, the behaviors the programs are intended to reward, as well as program features or Company policies that operate to mitigate risk. After conducting the review and assessing potential risks, the Company determined, and the Compensation Committee concurred, that the design of each incentive program contains sufficient design features, controls, limits and/or financial requirements so that the program does not create risks that are reasonably likely to have a material adverse effect on the Company.

Although a significant portion of the Company's executive compensation is performance-based, we do not believe that our programs encourage excessive or unnecessary risk-taking. Overall, our compensation mix, including the use of equity and other long-term incentives, is generally consistent with competitive market practice. While risk is a necessary part of growing a business, our executive compensation program attempts to mitigate risk and align the Company's compensation policies with the long-term interests of the

Company. The Company does so by utilizing performance goals that are directly aligned with the Company's strategic plan, balancing annual and longer-term incentives, using multiple performance measures (including financial and non-financial measures) and applying program caps. Other risk mitigation features include the Company's executive stock ownership requirements and the Company's "claw back" policy both of which are described below.

Executive Stock Ownership Requirements

The CEO and other senior executives are subject to minimum stock ownership requirements. The ownership requirements are based on the executive's pay opportunity and position within the Company. The ownership levels (which include shares owned and vested stock units but not SARs, stock options or unvested PSUs) are as follows:

Stock Ownership as a Multiple of Base Salary

Position	Multiple of Salary
Chief Executive Officer	5x
President	4x
Other Named Executive Officers	3x
Other Executives	.5x to 3x

Executive officers who do not meet their individual ownership requirement at the time the equity vests or is exercised are required to retain 50% of the after-tax equity payout in shares of Common Stock until the executive officer's termination of employment with the Company. All NEOs are in compliance with the Company's stock ownership and/or retention policy.

Policy on Hedging or Pledging Company Stock

The Company's Code of Conduct prohibits all employees (including executives) and Directors from engaging in hedging strategies using puts, calls or other types of derivative securities based upon the value of our Common Stock. No Directors or Named Executive Officers entered into a pledge of Common Stock in 2017.

Company Claw Back/Recoupment Policy

Under the Company's recoupment policy, if the Board determines that a senior executive of the Company has engaged in fraud or intentional misconduct that has caused a material restatement of the Company's financial statements, the Board will review the performance-based compensation earned by that senior executive on the basis of the Company's performance during the periods materially affected by the restatement. If, in the Board's view, the performance-based compensation would have been lower if it had been based on the restated results, the Board may seek to recoup the portion of the performance-based compensation that would not have been awarded to that senior executive. This policy applies to the Company's

executive officers as well as the Chief Accounting Officer and Head of Internal Audit. In addition, equity awards issued to employees include a provision that allows the Company to recoup gains if the employee violates covenants that prohibit terminated employees from soliciting our customers and employees, disclosing confidential information and providing services to certain competitors of the Company.

Internal Revenue Code Section 162(m)

Prior to 2013, Section 162(m) of the Code limited the tax deductibility of compensation in excess of $1 million paid to certain executive officers, unless the payments were made under plans that satisfy the technical requirements of the Code. It had been the Company's policy to maximize the tax-deductibility of payments as "performance-based compensation" under Section 162(m) to the extent practicable. As part of the federal health care reform legislation enacted in 2010, Section 162(m) was revised

with respect to compensation paid by health insurance companies, including the Company. Starting in 2013, an annual deduction limit of $500,000 per person applies to the compensation we pay to any of our employees and certain service providers. The tax deduction limitation applies whether or not the compensation is performance-based or is provided pursuant to a shareholder-approved plan. As a result, the Company has suspended the application of the technical requirements needed to qualify compensation as performance-based under Section 162(m), although our annual bonus and other incentive programs continue to be performance-based.

The Tax Cuts and Jobs Act of 2017 (the "TCJA") was enacted in December 2017. The Company is not impacted by the TCJA changes with respect to the deductibility of employee compensation and remains subject to the tax deduction limitations imposed on compensation paid by health insurance companies described directly above.

VI. Compensation Comparison Group Companies

A consolidated Compensation Comparison Group was developed in 2016, combining our former health care and cross-industry comparison groups. The Compensation Comparison Group remained unchanged in 2017; and the companies are listed below. The companies were selected from the FORTUNE 200 and are companies that we compete

against for talent and capital, while maintaining diverse industry representation. The selected companies represent companies with revenues generally ranging from .5 to 2x our projected 2017 revenue. The pay information for the group was developed using market pay survey data purchased from the third-party compensation vendors listed below.

Compensation Comparison Group:[1]

American International Group, Inc.	Honeywell International Inc.	PepsiCo, Inc.
The Allstate Corporation	Humana Inc.	Pfizer Inc.
Anthem, Inc.	International Business Machines Corporation	The Procter & Gamble Company
Caterpillar Inc.	Intel Corporation	Target Corporation
Cigna Corporation	Johnson & Johnson	UnitedHealth Group Incorporated
The Coca-Cola Company	Lockheed Martin Corporation	United Parcel Service, Inc.
Comcast Corporation	Lowe's Companies, Inc.	United Technologies Corporation
CVS Health Corporation	MetLife, Inc.	The Walt Disney Company
HCA Healthcare, Inc.		Wells Fargo & Company

(1)   If pay data for a comparable position is not available from a company on this list, the company is not included in the Compensation Comparison Group for that position

Third-Party Compensation Surveys:

- Frederic W. Cook & Co., Inc. Long-Term Incentive Survey;
- Pearl Meyer Executive and Senior Management Total Compensation Survey;
- Mercer's Integrated Health Network Survey;
- Aon Hewitt Total Compensation Measurement Survey; and
- Radford Global Technology Survey.

EXECUTIVE COMPENSATION

The 2017 Summary Compensation Table summarizes the total compensation paid or earned for the fiscal year ended December 31, 2017 and applicable comparative data for 2016 and 2015 by our Chairman and Chief Executive Officer, any person who served as our Chief Financial Officer during 2017 and our three other most highly paid executive officers (collectively, the "NEOs" or "Named Executive Officers"). When setting compensation for each of the NEOs, the Compensation Committee reviews tally sheets which show the executive's current compensation, including equity and non-equity based compensation.

The cash ABP award amounts for 2017 are disclosed in the 2017 Summary Compensation Table as "Non-Equity Incentive Plan Compensation" and are not categorized as a

"Bonus" payment under SEC rules. The amounts listed under "Non-Equity Incentive Plan Compensation" were approved by the Compensation Committee in February 2018. Please refer to the 2017 Grants of Plan-Based Awards table and related footnotes beginning on page 47 for information about the number of RSUs, PSUs and SARs, as applicable, awarded to each of the NEOs in the fiscal year ended December 31, 2017.

The Company has entered into employment arrangements with certain of the NEOs. Refer to "Agreements with Named Executive Officers" beginning on page 59 for a discussion of those employment arrangements.

2017 Summary Compensation Table

The following table shows the compensation provided by Aetna to each of the Named Executive Officers in 2017 and applicable comparative data for 2016 and 2015.

Name and Principal Position[1]	Year	Salary	Stock Awards[2][3]	Option Awards[3]	Non-Equity Incentive Plan Compensation[8]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[9]	All Other Compensation[10]	Total
Mark T. Bertolini Chairman and Chief Executive Officer	2017	$1,200,000	$6,534,208[4][5]	$8,399,195[7]	$2,079,600	$47,824	$489,989	$18,750,816
	2016	1,141,762	6,510,109	8,693,798	1,656,000	9,075	651,562	18,662,306
	2015	1,034,483	5,970,103	8,144,312	1,840,000	2,073	271,908	17,262,879
Shawn M. Guertin Executive Vice President, CFO and Chief Enterprise Risk Officer	2017	814,615	1,275,123[4]	2,644,207[7]	1,260,000	0	28,210	6,022,155
	2016	796,935	1,230,021	2,851,587	979,000	0	28,124	5,885,667
	2015	773,946	1,230,040	2,945,460	1,437,503	0	27,080	6,414,029
Richard M. Jelinek Executive Vice President, Enterprise Strategy	2017	800,000	3,069,090[4][6]	2,581,997[7]	1,305,000	0	161,020	7,917,107
Gary W. Loveman, Ph.D. Executive Vice President, Consumer Health and Services	2017	814,615	4,424,527[4][6]	3,110,813[7]	1,455,149	0	110,184	9,915,288
	2016	796,935	1,200,020	2,782,035	1,057,000	0	568,411	6,404,401
	2015	137,990	4,200,104	3,324,828	319,550	0	23,242	8,005,714
Karen S. Lynch President	2017	931,500	1,650,056[4]	3,421,894[7]	1,553,000	0	110,296	7,666,746
	2016	919,483	1,530,026	3,547,079	1,229,000	0	101,938	7,327,526
	2015	919,828	1,500,063	3,541,015	1,728,000	0	69,882	7,758,788

(1)   Principal position at December 31, 2017. Mr. Jelinek joined the Company in November, 2015 and was not a named executive officer in 2015 or 2016. On February 20, 2018, Mr. Loveman terminated employment with the Company.

(2)   The amounts reported in this column represent the aggregate grant date fair value of the stock awards granted in the relevant year computed in accordance with FASB ASC Topic 718, excluding forfeiture estimates. Refer to pages 133-136 of Aetna's 2017 Annual Report on Form 10-K for all relevant valuation assumptions used to determine the grant date fair value of the stock awards included in this column. Amounts shown in this column for 2017 include the grant date fair value of PSUs and RSUs granted to the NEOs in 2017 as well as the incremental fair value of certain PSUs and RSUs granted in 2015 whose vesting was accelerated into 2017. The PSU grant date fair values for PSUs granted in 2017 are based upon the probable outcome of the performance conditions associated with these PSUs as of the grant date. Each vested PSU represents one share of Common Stock and will be paid in shares of Common Stock, net of applicable withholding taxes.

(3)   For information about the treatment of Company equity awards under the CVS Merger Agreement, see "Compensation Discussion and Analysis – Impact of the CVS Merger Agreement – Long-Term Incentive Equity Awards (SARs, PSUs and RSUs)" beginning on page 40.

(4)   The grant date fair value of the PSUs granted to these NEOs on February 17, 2017 assuming the highest level of performance conditions associated with these PSUs occurs is as follows: Mr. Bertolini $8,100,209; Mr. Guertin $2,550,247; Mr. Jelinek $2,490,117; Mr. Loveman $3,000,217; and Ms. Lynch $3,300,113. The PSUs granted on February 17, 2017 will vest, if at all, based on achievement of the three-year compound annual growth rate of adjusted earnings per share target set by the Compensation Committee at the time of the grant. The Compensation Committee will determine the Company's achievement of the performance goal for the PSUs granted on February 17, 2017 following December 31, 2019, provided that the CVS Health Transaction does not close prior to that date. Vesting of the PSUs granted to these NEOs on February 17, 2017 will occur, if at all, on February 17, 2020, and full vesting is subject to continued employment of the applicable NEO on February 17, 2020.

(5)   Includes $2,484,104 grant date fair value of RSUs granted to Mr. Bertolini in February 2017 as part of his 2016 ABP award.

(6)   Includes the incremental fair value under FASB ASC Topic 718 of the accelerated vesting on December 27, 2017, of PSUs and RSUs granted to the applicable NEO in 2015 in order to mitigate potential tax penalties applicable to benefits these NEOs may receive if their employment is terminated upon or following the closing of the CVS Health Transaction. The Compensation Committee approved such accelerated vesting on December 19, 2017. Refer to footnotes 12 – 15 on page 48 for details on the incremental fair value of the accelerated PSUs and RSUs.

(7)   Grant date fair value of the SARs granted to these NEOs on February 17, 2017. These SARs have an exercise price of $125.27 (the closing price of the Common Stock on February 17, 2017) and will vest in three substantially equal annual installments beginning on February 17, 2018. The SAR values are calculated using a modified Black-Scholes Model for pricing options. Refer to pages 133-136 of Aetna's 2017 Annual Report on Form 10-K for all relevant valuation assumptions used to determine the grant date fair value of these SARs.

(8)   Amounts shown in this column represent cash bonus awards for the relevant calendar year under the ABP. For 2017, bonus pool funding under the ABP depended upon Aetna's performance against certain measures discussed under "Annual Performance-based Bonuses" beginning on page 35. Mr. Bertolini's 2017 ABP award was paid 40% ($2,079,600) in cash and 60% ($3,119,557) in RSUs with a grant date of March 2, 2018, that vest over three years (one-third per year). These RSUs will be included in the 2018 Grants of Plan-Based Awards Table in Aetna's 2019 Proxy Statement.

(9)   Amounts in this column only reflect pension values and do not include earnings on deferred compensation amounts because such earnings are neither above-market nor preferential. Refer to the 2017 Nonqualified Deferred Compensation table and "Deferred Compensation Narrative" beginning on page 52 for a discussion of deferred compensation. The following table presents the change in present value of accumulated benefits under the Pension Plan and Supplemental Pension Plan from December 31, 2016 through December 31, 2017 for Mr. Bertolini. See "Pension Plan Narrative" beginning on page 51 for a discussion of pension benefits and the economic assumptions behind the figures in this table. Messrs. Guertin, Loveman and Jelinek and Ms. Lynch are not eligible to participate in the Pension Plan because they joined the Company after the Pension Plan was frozen on December 31, 2010. Messrs. Guertin, Loveman and Jelinek and Ms. Lynch are not eligible to participate in the Supplemental Pension Plan.

Named Executive Officer	Pension Plan	Supplemental Pension Plan
Mr. Bertolini	$16,391	$31,433

(10)   All Other Compensation consists of the following for 2017

	Mr. Bertolini	Mr. Guertin	Mr. Jelinek	Mr. Loveman	Ms. Lynch
Personal Use of Corporate Aircraft[a]	$456,912	$ 745	$ 0	$ 83,234	$ 61,274
Personal Use of Corporate Vehicles[b]	13,412	0	0	0	22,446
Professional Organization/Club Dues[c]	3,465	1,265	2,710	750	0
Relocation Expenses[d]	0	0	142,110	0	0
Financial Planning[e]	0	10,000	0	10,000	10,376
Company Matching Contributions Under the 401(k) Plan[f]	16,200	16,200	16,200	16,200	16,200
TOTAL	$489,989	$28,210	$161,020	$110,184	$110,296

(a)   The calculation of incremental cost for personal use of Company aircraft includes only those incremental variable costs incurred as a result of personal use, such as fuel and allocated maintenance costs, and excludes non-variable costs which the Company would have incurred regardless of whether there was any personal use of the aircraft.

(b)   Represents the aggregate incremental cost to the Company of personal use of a Company driver and vehicle.

(c)   Represents annual membership dues to professional and business organizations.

(d)   Represents reimbursement of certain of Mr. Jelinek's relocation expenses, including $90,956 of broker commissions, $35,458 of carrying costs, as well as closing costs, tax assistance and interest.

(e)   Maximum benefit is $10,000 for each calendar year. NEOs have until April of each calendar year to submit invoices for the prior year.

(f)   Represents actual match received under the 401(k) Plan attributable to the 2017 plan year.

2017 Grants of Plan-Based Awards

The following table sets forth information concerning plan-based equity and non-equity awards granted by Aetna during 2017 to the Named Executive Officers.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[4]			Estimated Future Payouts Under Equity Incentive Plan Awards[7]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Stock Awards: Number of Securities Underlying Options[9]	Exercise or Base Price of Option Awards ($)[10]	Grant Date Fair Value of Stock and Option Awards ($)[11]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)[8]	Target (#)	Maximum (#)				
Mark T. Bertolini	02/17/2017[1]	02/16/2017	—	—	—	8,083	32,331	64,662				4,050,104
	02/17/2017[2]	02/16/2017	—	—	—	—	—	—		260,037	125.27	8,399,195
	02/17/2017[3]	02/16/2017	—	—	—	—	—	—	19,830			2,484,104
	02/17/2017	02/16/2017	0	1,440,000[5]	3,000,000	—	—	—				
Shawn M. Guertin	02/17/2017[1]	02/16/2017	—	—	—	2,545	10,179	20,358				1,275,123
	02/17/2017[2]	02/16/2017	—	—	—	—	—	—		81,864	125.27	2,644,207
	02/17/2017	02/16/2017	0	896,500[6]	3,000,000	—	—	—				
Richard M. Jelinek	02/17/2017[1]	02/16/2017	—	—	—	2,485	9,939	19,878				1,245,059
	02/17/2017[2]	02/16/2017	—	—	—	—	—	—		79,938	125.27	2,581,997
	02/17/2017	02/16/2017	0	880,000	3,000,000	—	—	—				
	12/19/2017	12/19/2017										173,373[12]
	12/19/2017	12/19/2017										1,650,658[13]
Gary W. Loveman, Ph.D.	02/17/2017[1]	02/16/2017	—	—	—	2,994	11,975	23,950				1,500,108
	02/17/2017[2]	02/16/2017	—	—	—	—	—	—		96,310	125.27	3,110,813
	02/17/2017	02/16/2017	0	896,500[6]	3,000,000	—	—	—				
	12/19/2017	12/19/2017										948,489[14]
	12/19/2017	12/19/2017										1,975,930[15]
Karen S. Lynch	02/17/2017[1]	02/16/2017	—	—	—	3,293	13,172	26,344				1,650,056
	02/17/2017[2]	02/16/2017	—	—	—	—	—	—		105,941	125.27	3,421,894
	02/17/2017	02/16/2017	0	1,117,800	3,000,000	—	—	—				

(1) Represents PSUs granted under the Amended Aetna Inc. 2010 Stock Incentive Plan (the "2010 Stock Plan") in the respective amounts listed. The Compensation Committee approved the grant of these PSUs at a meeting on February 16, 2017, with an effective grant date of February 17, 2017. The PSUs do not earn dividend equivalents and have no voting rights. See the discussion of long-term incentive equity awards in "2017 Long-Term Incentive Equity Awards (SARs and PSUs)" beginning on page 37 for a discussion of the vesting of these awards based on the Compensation Committee's determination that the Company has attained the applicable performance metrics. Refer to footnotes 3 and 4 on page 46 for a discussion of how the number of vested PSUs will be determined.

(2) Represents SARs granted under the 2010 Stock Plan in the respective amounts listed. The Compensation Committee approved the grant of these SARs at a meeting on February 16, 2017, with an effective grant date of February 17, 2017. These SARs vest in three substantially equal annual installments beginning on February 17, 2018.

(3) Represents 60% of Mr. Bertolini's 2016 ABP award which was awarded in RSUs awarded under the 2010 Stock Plan with a grant date of February 17, 2017 that vest in three substantially equal annual installments beginning on February 17, 2018.

(4) Represents the range of possible cash bonus amounts available for 2017 under the ABP. See "Annual Performance-based Bonuses" beginning on page 35 for a discussion of bonus metrics and payouts.

(5) Mr. Bertolini's 2017 annual bonus opportunity at target was set at 300% of his base salary. Mr. Bertolini's 2017 ABP award was paid 40% ($2,079,600) in cash and 60% ($3,119,557) in RSUs with a grant date of March 2, 2018 that vest in three equal annual installments beginning on March 2, 2019.

(6)   Mr. Guertin's 2017 annual bonus opportunity represents a pro-rated bonus to reflect the date his salary was increased, April 3, 2017. Mr. Loveman's 2017 annual bonus opportunity represents a pro-rated bonus to reflect the date his salary was increased, April 3, 2017.

(7)   Each vested PSU represents one share of Common Stock and will be paid in shares of Common Stock, net of applicable withholding taxes, as a result of a determination by the Compensation Committee.

(8)   Results that do not meet the threshold performance level will result in zero vesting and forfeiture of the award.

(9)   Each SAR represents a stock appreciation right and will be settled in shares of Common Stock, net of applicable withholding taxes, when exercised.

(10) The exercise price of each SAR is equal to the closing price of the Common Stock on the applicable grant date.

(11) Refer to pages 133-136 of Aetna's 2017 Annual Report on Form 10-K and footnotes 2 and 7 to the 2017 Summary Compensation Table for all relevant valuation assumptions for all grants other than those described in footnotes 12 – 15 below on this page. Incremental fair value in footnotes 12-15 below on this page was calculated using the closing price of the Common Stock on December 19, 2017, the date of the Compensation Committee's decision to accelerate the vesting of the applicable grant, of $178.80.

(12) Represents the incremental fair value under FASB ASC Topic 718 of the accelerated vesting on December 27, 2017 at 120% of target performance of all 2,276 PSUs granted to Mr. Jelinek on November 2, 2015. The PSUs would have vested on November 2, 2018.

(13) Represents the incremental fair value under FASB ASC Topic 718 of the accelerated vesting on December 27, 2017 of all 26,011 RSUs granted to Mr. Jelinek on November 2, 2015. The RSUs would have vested on November 2, 2018.

(14) Represents the incremental fair value under FASB ASC Topic 718 of the accelerated vesting on December 27, 2017 at 120% of target performance of all 11,132 PSUs granted to Mr. Loveman on October 26, 2015. The PSUs would have vested on October 26, 2018.

(15) Represents the incremental fair value under FASB ASC Topic 718 of the accelerated vesting on December 27, 2017 of all 27,830 RSUs granted to Mr. Loveman on October 26, 2015. The RSUs would have vested on October 26, 2018.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table sets forth information concerning outstanding SARs, RSUs and PSUs as of December 31, 2017 held by the Named Executive Officers. The Compensation Committee determined that the PSUs granted in 2015 met the performance goal set at the time of grant at above target performance (120% of target). Full vesting of the PSUs granted in 2015 is subject to the continued employment of the applicable NEO through the vesting date. Unearned PSUs granted in 2016 and 2017 are shown at maximum performance (200% of target for all 2016 and 2017 PSUs).

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercisable Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]	Equity Incentive Plan Awards: Number of Unearned Units of Shares or Units of Stock (#)[6]	Equity Incentive Plan Awards: Market Value of Unearned Units of Shares or Units of Stock($)[5]
Mark T. Bertolini	197,897	—		50.70	02/07/2018	87,169[2]	15,724,416	137,162[7]	24,742,653
	299,751	—		32.11	02/12/2019				
	500,000	—		64.25	08/04/2023				
	304,626	—		72.26	03/02/2024				
	168,987	84,493		100.50	03/01/2025				
	84,414	168,828		103.45	02/18/2026				
	—	260,037		125.27	02/16/2027				
Shawn M. Guertin	—	25,715		100.50	03/01/2025	14,394[3]	2,596,534	44,138[7]	7,962,054
	7,610	3,805		116.44	09/23/2025				
	—	55,376		103.45	02/18/2026				
	—	81,864		125.27	02/16/2027				
Richard M. Jelinek	11,204	5,602		115.34	11/01/2025	—	—	43,078[7]	7,770,840
	27,013	54,025		103.45	02/18/2026				
	—	79,938		125.27	02/16/2027				
Gary W. Loveman, Ph.D.	54,797	27,399		107.80	10/25/2025	—	—	47,150[7]	8,505,389
	27,013	54,025		103.45	02/18/2026				
	—	96,310		125.27	02/16/2027				
Karen S. Lynch	73,473	36,736		100.50	03/01/2025	17,912[4]	3,231,146	55,924[7]	10,088,130
	34,441	68,882		103.45	02/18/2026				
	—	105,941		125.27	02/16/2027				

(1) Each vested RSU and PSU represents one share of Common Stock and will be paid in shares of Common Stock, net of applicable withholding taxes. If the closing of the CVS Health Transaction occurs prior to the end of the applicable PSU performance period, the achievement of the applicable performance goals will be determined at the time of the closing based on the applicable award agreement relating to such award. If the closing of the CVS Health Transaction occurs prior to the applicable RSU vesting date, the settlement date for the applicable RSU grants will be determined at the time of the closing based on the applicable award agreement relating to such award and any individual employment agreement.

(2) Consists of 8,358 RSUs that vest in one installment on March 2, 2018; 17,786 RSUs that vest in two equal annual installments beginning on February 19, 2018; 19,830 RSUs that vest in three equal annual installments beginning on February 17, 2018; and 34,329 PSUs granted on March 2, 2015 that will vest on March 2, 2018.

(3) Consists of 10,448 PSUs granted on March 2, 2015 that will vest on March 2, 2018 and 1,546 PSUs granted on September 24, 2015 that will vest on September 24, 2018.

(4) Consists of 14,926 PSUs granted on March 2, 2015 that will vest on March 2, 2018.

(5) Market value calculated using the December 29, 2017 closing price of the Common Stock of $180.39 per share.

(6) Each vested PSU represents one share of Common Stock and will be paid in shares of Common Stock, net of applicable withholding taxes. If the closing of the CVS Health Transaction occurs prior to the end of the applicable PSU performance period, the achievement of the applicable performance goals will be determined at the time of the closing based on the applicable award agreement relating to such award.

(7) Includes PSUs granted on February 19, 2016 that may vest on February 19, 2019, based on achievement of the three-year cumulative adjusted operating earnings per share target set by the Compensation Committee at the time of the grant. The number of PSUs granted on February 19, 2016 is as follows: Mr. Bertolini: 36,250; Mr. Guertin 11,890; Mr. Jelinek 11,600; Mr. Loveman 11,600; and Ms. Lynch 14,790. Also includes PSUs granted on February 17, 2017 that may vest on February 17, 2020, based on achievement of the three-year compound annual growth rate of adjusted earnings per share target set by the Compensation Committee at the time of the grant. The number of PSUs granted on February 17, 2017 is as follows: Mr. Bertolini: 32,331; Mr. Guertin: 10,179; Mr. Jelinek 9,939; Mr. Loveman: 11,975; and Ms. Lynch: 13,172. Refer to footnotes 3 and 4 on page 46 for additional information on how the number of vested PSUs will be determined for PSUs granted in 2017.

2017 Option Exercises and Stock Vested

The following table sets forth information concerning the gross number of SARs exercised and RSUs and PSUs vested during 2017 for the Named Executive Officers.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting[9] ($)
Mark T. Bertolini	456,780[1]	$40,618,079	109,835[4]	$14,305,785
Shawn M. Guertin	121,369[2]	$ 4,521,270	22,420[5]	$ 2,930,070
Richard M. Jelinek	—	$ —	28,743[6]	$ 5,198,172
Gary W. Loveman, Ph. D.	—	$ —	41,189[7]	$ 7,449,031
Karen S. Lynch	83,773[3]	$ 7,134,321	22,836[8]	$ 2,984,437

(1) Consists of 148,138 shares acquired upon the exercise of SARs granted February 9, 2007 and 308,642 shares acquired upon exercise of SARs granted July 27, 2007.

(2) Consists of 42,250 shares acquired upon the exercise of SARs granted March 3, 2014; 51,431 shares acquired upon exercise of SARs granted March 2, 2015 and 27,688 shares acquired upon the exercise of SARs granted February 19, 2016.

(3) Consists of 83,773 shares acquired upon the exercise of SARs granted March 3, 2014.

(4) Consists of 83,034 shares acquired upon the vesting of PSUs granted March 3, 2014; 9,549 shares acquired upon the vesting of RSUs granted March 3, 2014; 8,358 shares acquired upon the vesting of RSUs granted on March 2, 2015 and 8,894 shares acquired upon the vesting of RSUs granted on February 19, 2016.

(5) Consists of 22,420 shares acquired upon the vesting of PSUs granted March 3, 2014.

(6) Consists of 2,732 shares acquired upon the accelerated vesting of PSUs granted November 2, 2015 and 26,011 shares acquired upon the accelerated vesting of RSUs granted November 2, 2015.

(7) Consists of 13,359 shares acquired upon the accelerated vesting of PSUs granted October 26, 2015 and 27,830 shares acquired upon accelerated vesting of RSUs granted October 26, 2015.

(8) Consists of 22,836 shares acquired upon the vesting of PSUs granted March 3, 2014.

(9) Calculated by multiplying the number of shares of Common Stock acquired on vesting by the closing price of the Common Stock on the vesting date or the first business day after the vesting date when the vesting date is not a business day.

2017 Pension Benefits

The following table sets forth information concerning the present value of the Named Executive Officers' respective accumulated benefits under the Pension Plan and Supplemental Pension Plan. The present value shown below was determined for each participant based on their accrued benefit as of December 31, 2017, and the discount rates that Aetna used for its 2017 year-end pension disclosures and assumes continued employment to age 65 for Mr. Bertolini. Pursuant to SEC rules, the valuations shown below do not

take into account any assumed future pay increases. Messrs. Guertin, Jelinek and Loveman and Ms. Lynch are not eligible to participate in the Pension Plan because they joined the Company after the Pension Plan was frozen on December 31, 2010. Messrs. Guertin, Jelinek and Loveman and Ms. Lynch are not eligible to participate in the Supplemental Pension Plan. No NEO received any payment from the Pension Plan or the Supplemental Pension Plan during 2017.

Name	Plan Name[1]	Number of Years Credited Service	Present Value of Accumulated Benefit[2]
Mark T. Bertolini	Pension Plan	11.08	$161,858
	Supplemental Pension Plan	7.08	266,023
Shawn M. Guertin	Pension Plan	0	0
	Supplemental Pension Plan	0	0
Richard M. Jelinek	Pension Plan	0	0
	Supplemental Pension Plan	0	0
Gary W. Loveman, Ph.D.	Pension Plan	0	0
	Supplemental Pension Plan	0	0
Karen S. Lynch	Pension Plan	0	0
	Supplemental Pension Plan	0	0

(1) As of January 1, 2007, the Supplemental Pension Plan is no longer used to accrue benefits that exceed the Code limits, but interest continues to accrue on the outstanding cash balance accruals. In addition, the Supplemental Pension Plan may continue to be used to credit benefits for special pension agreements. Refer to "Pension Plan Narrative" below.

(2) Refer to pages 125-131 of Aetna's 2017 Annual Report on Form 10-K for a discussion of the valuation methods used to calculate the amounts in this column. In calculating the present value of the accumulated benefit under the Pension Plan and the Supplemental Pension Plan, the following economic assumptions were used:

	Pension Plan	Supplemental Pension Plan
Discount Rate	3.69%	3.54%
Future Cash Balance Interest Rate	2.88%	2.88%
5-Year Average Cost of Living Adjustment	2.30%	2.30%

Pension Plan Narrative

Prior to January 1, 2011, the Company provided the Pension Plan, a non-contributory, defined benefit pension plan, for most of its employees. In 1999, the Pension Plan was amended to convert the Pension Plan's final average pay benefit formula to a cash balance design. Under this design, the pension benefit is expressed as a cash balance account. Each year through December 31, 2010, a participant's cash balance account was credited with (i) a pension credit based on the participant's age, years of service and eligible pay for that year, and (ii) an interest credit based on the participant's

account balance as of the beginning of the year and an interest rate that equals the average 30-year U.S. Treasury bond rate for October of the prior calendar year. For 2017, the interest rate was 2.50%. For purposes of the Pension Plan, eligible pay was generally base pay and certain other forms of cash compensation, including annual performance bonuses, but excluding long-term incentive compensation and proceeds from stock option and SAR exercises and other equity grants. The maximum eligible pay under the Pension Plan was set annually by the Internal Revenue Service.

Effective December 31, 2010, the Pension Plan was frozen. No further pension service credits will be earned after that date. However, participants' cash balance accounts will continue to be credited with the interest credit. Under the Pension Plan, benefits are paid over the lifetime of the employee (or the joint lives of the employee and his or her beneficiary) except that the employee may elect to take up to 100% of his or her benefits in a lump sum payment following termination of employment.

The Code limits the maximum annual benefit that may be accrued under and paid from a tax-qualified plan such as the Pension Plan. As a result, Aetna established the Supplemental

Pension Plan, an unfunded, non-tax qualified supplemental pension plan that provides benefits (included in the amounts listed in the 2017 Pension Benefits table on page 51), that exceed the Code limit. Supplemental Pension Plan benefits are paid out in five equal annual installments commencing six months following termination of employment. As of January 1, 2007, the Supplemental Pension Plan is no longer used to accrue benefits that exceed the Code limits, but interest continues to accrue on the outstanding cash balance accruals.

2017 Nonqualified Deferred Compensation

The following table sets forth information concerning compensation deferrals during 2017 by the Named Executive Officers. No NEO received any withdrawal or distribution from a deferred compensation account during 2017.

Name	Executive Contributions in Last FY[1] ($)	Aggregate Earnings in Last FY[2] ($)	Aggregate Balance at Last FY[3] ($)
Mark T. Bertolini	0	4,096,663	13,434,366
Shawn M. Guertin	0	0	0
Richard M. Jelinek	0	0	0
Gary W. Loveman, Ph.D.	81,462	2,628	161,368
Karen S. Lynch	93,150	8,350	429,747

(1)   The following table provides additional information about the contributions that the NEOs made to their nonqualified deferred compensation accounts during 2017. The contributions during 2017 came from the base salary and/or annual bonus that are reported for the NEO in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the 2017 Summary Compensation Table on page 45. All amounts contributed by a NEO and by the Company in prior years have been reported in the Summary Compensation Tables in Aetna's previously filed proxy statements in the year earned to the extent such person was a named executive officer for purposes of the SEC's executive compensation disclosure.

Name	2017 Cash Contributions into Supplemental 401(k) Plan ($)	Total 2017 Contributions ($)
Mark T. Bertolini	0	0
Shawn M. Guertin	0	0
Richard M. Jelinek	0	0
Gary W. Loveman, Ph.D.	81,462	81,462
Karen S. Lynch	93,150	93,150

(2)   The following table details the aggregate earnings on nonqualified deferred compensation accrued to each NEO during 2017. During 2017, no NEO had any balance in a deferred compensation interest account.

Name	Appreciation (Depreciation) On Stock Unit Account ($)	Dividend Equivalents on Stock Unit Account ($)	Interest on Supplemental 401(k) Plan ($)	Total ($)
Mark T. Bertolini	3,963,715	127,483	5,465	4,096,663
Shawn M. Guertin	0	0	0	0
Richard M. Jelinek	0	0	0	0
Gary W. Loveman, Ph.D.	0	0	2,628	2,628
Karen S. Lynch	0	0	8,350	8,350

(3)   The aggregate nonqualified deferred compensation account balances of each NEO at December 31, 2017 consist only of the following:

Name	Stock Unit Account ($)	Supplemental 401(k) Plan Account ($)	Total ($)
Mark T. Bertolini	13,183,420	250,946	13,434,366
Shawn M. Guertin	0	0	0
Richard M. Jelinek	0	0	0
Gary W. Loveman, Ph.D.	0	161,368	161,368
Karen S. Lynch	0	429,747	429,747

Deferred Compensation Narrative

The "Salary" and "Non-Equity Incentive Plan Compensation" columns in the 2017 Summary Compensation Table include cash compensation that was deferred by the Named Executive Officers during 2017. The Company permits executives to defer up to 40% of eligible pay (which includes base salary and annual bonus) into the 401(k) Plan (subject to deferral limits established by the Code — in 2017, $18,000 ($24,000 for individuals age 50 and older)). The 401(k) Plan, which is available to all eligible employees of the Company, is a funded arrangement that provides twenty investment options, as well as a self-directed brokerage option. Aetna matches 100% of the amount deferred by employees, including the NEOs, under the 401(k) Plan up to 6% of eligible pay. Under the 401(k) Plan, benefits are paid to the employee (including NEOs) after termination of employment on the date selected by the employee.

Aetna established the Supplemental 401(k) Plan to provide the deferral that would have been credited to the 401(k) Plan but for limits imposed by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code. The Supplemental 401(k) Plan allows eligible employees, including the NEOs, to defer up to an additional 10% of base salary. Aetna does not match employees' contributions to the Supplemental 401(k) Plan. The Supplemental 401(k) Plan is an unfunded plan that credits interest at a fixed rate pursuant to a formula equal to the rate of interest paid from time to

time under the fixed interest rate fund option of the 401(k) Plan. The 401(k) Plan interest rate is set quarterly to better align the credited rates with the underlying fixed income investment earning rates achieved in the fund. In 2017, this fixed interest rate was 2.00% from January to March, 2.15% from April to June, 2.35% from July to September and 2.40% from October to December. In 2018, this fixed interest rate is 2.45% from January to March. Under the Supplemental 401(k) Plan, benefits are paid to the executive on the later of six months or January 1 following termination of employment.

The Company also permits executives to defer up to 100% of their annual bonus. The deferral arrangement for annual bonuses is also unfunded and permits investment in either an interest account or a stock unit account. The interest account credits interest at the same rate as the Supplemental 401(k) Plan. The stock unit account tracks the value of the Common Stock. The stock unit account earns dividend equivalents, credited to the deferred stock unit account. This arrangement pays out on a date selected by the executive at the time of deferral. Executives also may elect to defer PSU awards, which deferred awards pay out according to the terms of the applicable award agreement. The Compensation Committee may also require or permit other compensation to be deferred.

Potential Post-Employment Payments

Regardless of the manner in which a Named Executive Officer's employment terminates, he or she is entitled to receive certain amounts earned during his or her term of employment, including the following: (a) accrued salary; (b) deferred compensation amounts; (c) amounts accrued and vested through the 401(k) Plan and Supplemental 401(k) Plan; and (d) amounts accrued and vested through the Pension Plan and Supplemental Pension Plan. In addition, except as provided in the tables below, each NEO is eligible to receive vested equity awards upon a termination of employment for any reason (other than for cause). The actual amounts paid to any NEO can only be determined at the time of the executive's separation from the Company. Section 409A of the Code may require the Company to delay the payment of certain payments for six months following termination of employment. Refer to the 2017 Nonqualified Deferred Compensation table and "Deferred Compensation Narrative" beginning on page 52 for a discussion of the deferred compensation plan, 401(k) Plan and Supplemental 401(k) Plan. Refer to the 2017 Pension Benefits table and "Pension Plan Narrative" beginning on page 51 for a discussion of the Pension Plan and Supplemental Pension Plan. Refer to the Outstanding Equity Awards at 2017 Fiscal Year-End table beginning on page 49 for a discussion of outstanding equity awards at December 31, 2017.

Unless otherwise indicated, each of the tables for the NEOs below assumes a termination of employment (or change in control and termination of employment without Cause and/or for Good Reason, as defined below, as applicable) as of December 31, 2017, and assumes a Common Stock price of $180.39 per share (the closing price of the Common Stock on December 29, 2017, the last business day of 2017) and, for illustrative purposes, an immediate sale of equity awards upon termination of employment at $180.39 per share.

Under the terms of Aetna's 2001 Annual Incentive Plan, as amended, an executive officer (including an NEO) whose employment is terminated by the Company for any reason other than for cause in connection with a change in control is entitled to receive a bonus payment for the full calendar year in which the change in control occurs. Change in control severance benefits (base salary and bonus payments) to each NEO are paid pursuant to a "double-trigger," which means that to receive such benefits employment must terminate both: (1) as a result of a qualifying termination of employment, and (2) after a change in control as detailed in the agreements described below and under "Agreements with Named Executive Officers" beginning on page 59. The closing of the CVS Health Transaction would be considered a change in control for these purposes.

As of December 31, 2017, Mr. Bertolini was considered retirement eligible for purposes of equity vesting. Under the Separation Agreement, Mr. Loveman is considered retirement eligible for purposes of the vesting of his 2017 SAR grant. Under Ms. Lynch's employment agreement, she is considered retirement eligible for purposes of the vesting provisions of her equity awards upon certain terminations of her employment. Equity awards (other than PSUs) continue to vest for all employees during any period of severance or salary continuation. Following a change in control, SARs and RSUs vest and become exercisable or payable (as applicable) upon a termination of employment by the Company other than for cause within 24 months after the change in control. Following a change in control, performance for PSUs is determined at the higher or target or actual performance on the date of the change in control, and PSUs are payable on their respective regularly scheduled vesting dates; provided that upon a termination of employment by the Company other than for cause within 24 months after the change in control, PSUs are payable on the date of termination. The closing of the CVS Health Transaction would be considered a change in control for these purposes.

Pursuant to the terms of his employment agreement, Mr. Bertolini is entitled to the accelerated vesting of all of his outstanding equity awards upon a change in control of Aetna. Pursuant to the terms of their equity award agreements, the other NEOs are only entitled to the acceleration of their unvested equity awards upon involuntary termination of their employment within 24 months following a change in control of Aetna. The NEOs' equity award agreements define change in control as the occurrence of any of the following events: (a) a person or group acquires 20% or more of the combined voting power of the Company's then outstanding securities; (b) during any period of 24 consecutive months, the individuals who, at the beginning of such period, constitute the Board cease for any reason (other than death) to constitute a majority of the Board, unless any such new Director was elected, recommended or approved by at least two-thirds of the other Directors then in office; or (c) a transaction requiring shareholder approval for the acquisition of the Company by an entity other than the Company or a subsidiary of the Company through the purchase of assets, or by merger, or otherwise. The closing of the CVS Health Transaction would be considered a change in control under Mr. Bertolini's employment agreement and the NEOs' equity award agreements.

Unless otherwise indicated, the amounts set forth in the tables that follow under "PSUs" were calculated based upon the Compensation Committee's determination that the Company achieved performance of 120% of target for PSUs

granted in 2015. For "Termination after Change-in-Control," the PSUs granted in 2016 and 2017 are assumed to vest at target performance both in the case of a change in control and in the case of certain qualified terminations (pro-rated for the number of months employed during the vesting period). Each column of Mr. Loveman's table assumes the PSUs granted in 2016 and 2017 vest at target performance. The performance metric for the 2016 PSUs is a three-year compound annual growth rate of adjusted operating earnings per share target from January 1, 2016 through December 31, 2018. The performance metric for the PSUs

granted in 2017 is a three-year compound annual growth rate of adjusted earnings per share target from January 1, 2017 through December 31, 2019. If performance were calculated at December 31, 2017, the 2016 PSUs and the 2017 PSUs would perform below target. Actual performance of and payouts of the 2016 PSUs and the 2017 PSUs may change significantly by December 31, 2018 and December 31, 2019, respectively. Refer to footnotes 3 and 4 to the 2017 Summary Compensation Table for information on the grant date fair value of the PSUs granted in 2017 at maximum performance.

Mark T. Bertolini

The following table reflects additional payments that would be made to Mr. Bertolini upon termination of his employment on December 31, 2017, under various scenarios. Mr. Bertolini's employment agreement defines "Cause" as the occurrence of one or more of the following: (a) a willful and continued failure to attempt in good faith to perform duties, which failure is not remedied within fifteen business days following written notice of such failure; (b) material gross negligence or willful malfeasance in performance of duties; (c) with respect to the Company, commission of an act constituting fraud, embezzlement or any other act constituting a felony; or (d) commission of any act constituting a felony which has or is likely to have a material adverse economic or reputational impact on the Company. Mr. Bertolini's employment agreement defines "Good Reason" as the occurrence of one or more of the following without Mr. Bertolini's consent: (a) a reduction by the Company of base salary or target cash bonus opportunity (except in the event of a ratable reduction prior to a change in control

affecting all senior officers of the Company); (b) within 24 months following a change in control, a reduction in the level of the long-term incentive plan opportunity from that afforded him immediately prior to the change in control; (c) any failure of a successor of the Company to assume and agree to perform the Company's entire obligations under the employment agreement; (d) reporting to any person other than the Company's Board of Directors; (e) any action or inaction by the Company that constitutes a material breach of the employment agreement; (f) removal of Mr. Bertolini as President, Chief Executive Officer or Director; or (g) the appointment of any person to the position of executive Chairman. Mr. Bertolini's employment agreement contains a change in control cutback policy which, under certain circumstances, would reduce the amount due to Mr. Bertolini following a change in control to an amount that maximizes the net after tax amount retained by him to the extent permitted under Section 409A of the Code.

Payment Type	Retirement or Voluntary Termination by Mr. Bertolini	Termination by Aetna without Cause or by Mr. Bertolini for Good Reason	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$ 0	$ 2,400,000[1]	$ 2,400,000[1]	$0	$ 0
Bonus	0	4,320,000[1]	4,320,000[1]	0	0
Long-term Incentive					
RSUs	3,461,504[2]	8,094,640[5]	8,293,250[8]	0[9]	8,293,250[10]
PSUs	12,428,330[3]	19,478,512[6]	19,802,493[8]	0[9]	19,802,493[11]
SARs	18,022,705[4]	34,073,012[7]	34,073,012[8]	0[9]	34,073,012[12]
TOTAL	$33,912,539	$68,366,164	$68,888,755	$0	$62,168,755

(1) *Represents 24 months of cash compensation (calculated as annual base salary and target cash bonus opportunity) plus a pro rata portion of Mr. Bertolini's target cash bonus opportunity for the year in which termination of employment occurs. Amounts would be paid bi-weekly during the severance period.*

(2) *Represents pro-rated vesting of RSU grants awarded March 2, 2015, February 19, 2016 and February 17, 2017.*

(3) *Represents pro-rated vesting of PSU grants awarded March 2, 2015, February 19, 2016 and February 17, 2017. Actual payment would occur following March 2, 2018, February 19, 2019 and February 17, 2020, respectively, in shares of Common Stock, net of applicable withholding taxes. The PSU grant awarded March 2, 2015 performed at 120% of target. The PSU grants awarded February 19, 2016 and February 17, 2017 are assumed to perform at target. Actual payouts may differ from target.*

2018 Proxy Statement   55

(4)   Represents full accelerated vesting of a SAR grant awarded March 2, 2015 and partial accelerated vesting of SAR grants awarded February 19, 2016 and February 17, 2017. These SARs have an exercise price of $100.50, $103.45 and $125.27 respectively, the closing price of the Common Stock on the applicable grant date.

(5)   Represents full vesting of RSU grants awarded March 2, 2015 and February 19, 2016 and pro-rated vesting of RSU grant awarded February 17, 2017.

(6)   Represents full vesting of PSU grants awarded March 2, 2015 and February 19, 2016 and pro-rated vesting of PSU grant awarded February 17, 2017. Actual payment would occur following March 2, 2018, February 19, 2019 and February 17, 2020, respectively, in shares of Common Stock, net of applicable withholding taxes. The PSU grant awarded March 2, 2015 performed at 120% of target. The PSU grants awarded February 19, 2016 and February 17, 2017 are assumed to perform at target. Actual payouts may differ from target.

(7)   Represents full vesting of SAR grants awarded March 2, 2015 and February 19, 2016. Also includes full, partially accelerated vesting of the SAR grant awarded February 17, 2017.

(8)   Represents full accelerated vesting of all outstanding unvested equity awards. PSUs would vest at the greater of target or actual Company performance as of the date of the Change in Control (as defined in Mr. Bertolini's equity award agreements). Pursuant to the terms of his employment agreement, Mr. Bertolini also is entitled to these amounts upon a change in control of Aetna regardless of whether his employment is terminated.

(9)   Unvested RSUs, PSUs and SARs are subject to forfeiture if there is a termination by Aetna for Cause (as defined in Mr. Bertolini's employment agreement).

(10)   Represents full accelerated vesting of RSU grants awarded March 2, 2015, February 19, 2016 and February 17, 2017.

(11)   Represents full vesting of PSU grants awarded March 2, 2015, February 19, 2016 and February 17, 2017. Actual payment would occur following March 2, 2018, February 19, 2019 and February 17, 2020, respectively, in shares of Common Stock, net of applicable withholding taxes. The PSU grant awarded March 2, 2015 performed at 120% of target. The PSU grants awarded February 19, 2016 and February 17, 2017 are assumed to perform at target. Actual payouts may differ from target.

(12)   Represents full accelerated vesting of SAR grants awarded March 2, 2015, February 19, 2016 and February 17, 2017.

Shawn M. Guertin

The following table reflects additional payments that would be made to Mr. Guertin upon termination of his employment on December 31, 2017, under various scenarios.

Payment Type	Retirement or Voluntary Termination by Mr. Guertin	Termination by Aetna without Cause	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$0	$ 820,000[2]	$ 1,009,231[3]	$0	$ 0
Bonus	0	0	902,000[4]	0	0
Long-term Incentive					
PSUs	0[1]	4,145,543[5]	6,577,561[7]	0[1]	4,145,543[5]
SARs	0[1]	5,932,130[6]	11,070,674[7]	0[1]	11,070,674[8]
TOTAL	$0	$10,897,673	$19,559,466	$0	$15,216,217

(1)   Unvested PSUs and SARs are subject to forfeiture if Mr. Guertin retires or terminates voluntarily or if there is a termination by Aetna for cause.

(2)   Represents 52 weeks of base salary continuation. Amounts would be paid bi-weekly during the severance period.

(3)   Represents 64 weeks of base salary continuation under Aetna's Job Elimination Benefits Plan. Amounts would be paid bi-weekly during the severance period.

(4)   Represents annual bonus at target performance under the 2001 Annual Incentive Plan.

(5)   Represents pro-rated vesting of PSU grants awarded March 2, 2015, September 24, 2015, February 19, 2016 and February 17, 2017. Actual payment would occur following March 2, 2018, September 24, 2018, February 19, 2019 and February 17, 2020, respectively, in shares of Common Stock, net of applicable withholding taxes. The PSU grants awarded March 2, 2015 and September 24, 2015 performed at 120% of target. The PSU grants awarded February 19, 2016 and February 17, 2017 are assumed to perform at target. Actual payouts may differ from target.

(6)   Represents full vesting of SAR grants awarded March 2, 2015 and September 24, 2015, and partial vesting of SAR grants awarded February 19, 2016 and February 17, 2017. These SARs have an exercise price of $100.50, $116.44, $103.45 and $125.27, respectively, the closing price of the Common Stock on the applicable grant date.

(7)   Represents full accelerated vesting of all outstanding unvested equity awards. PSUs would vest at the greater of target or actual Company performance as of the date of the Change in Control (as defined in Mr. Guertin's equity award agreements).

(8)   Represents full accelerated vesting of SAR grants awarded March 2, 2015, September 24, 2015, February 19, 2016 and February 17, 2017.

Richard M. Jelinek

The following table reflects additional payments that would be made to Mr. Jelinek upon termination of his employment on December 31, 2017, under various scenarios. Mr. Jelinek's letter agreement defines "Cause" as (a) willful and material violation of any of the Company's policies; (b) material and willful failure or refusal to perform any duties or responsibilities to the Company or any of its affiliates, in each case if and only if such failure or

refusal is capable of cure and the failure or refusal is not cured within ten days following receipt of written notice specifying such failure or refusal; (c) failure to follow a lawful instruction if and only if such failure is capable of cure and the failure is not cured within ten days following receipt of written notice specifying such failure; or (d) commission of an act constituting a fraud, embezzlement or other act constituting a felony.

Payment Type	Retirement or Voluntary Termination by Mr. Jelinek	Termination by Mr. Jelinek for Good Reason	Termination by Aetna without Cause	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$0	$ 800,000[2]	$ 800,000[2]	$ 800,000[2]	$0	$ 0
Bonus	0	1,760,000[2]	1,760,000[2]	1,760,000[2]	0	0
Long-term Incentive						
PSUs	0[1]	0[1]	1,776,842[4]	3,885,420[5]	0[1]	1,776,842[4]
SARs	0[1]	3,911,441[3]	3,911,441[3]	8,927,276[5]	0[1]	8,927,276[6]
TOTAL	$0	$6,471,441	$8,248,283	$15,372,696	$0	$10,704,118

(1) Unvested PSUs and SARs are subject to forfeiture if Mr. Jelinek retires or terminates voluntarily or if there is a termination by Aetna for cause. Unvested PSUs are subject to forfeiture if Mr. Jelinek terminates for Good Reason.

(2) Represents 52 weeks of cash compensation (calculated as annual base salary and target annual cash bonus opportunity) plus a pro rata portion of Mr. Jelinek's target cash bonus opportunity for the year in which termination of employment occurs. Amounts would be paid bi-weekly during the severance period.

(3) Represents full vesting of SAR grant awarded November 2, 2015, and partial vesting of SAR grants awarded February 19, 2016 and February 17, 2017. These SARs have an exercise price of $115.34, $103.45 and $125.27, respectively, the closing price of the Common Stock on the applicable grant date.

(4) Represents pro-rated vesting of PSU grants awarded February 19, 2016 and February 17, 2017. Actual payment would occur following February 19, 2019 and February 17, 2020, respectively, in shares of Common Stock, net of applicable withholding taxes. The PSU grants awarded February 19, 2016 and February 17, 2017 are assumed to perform at target. Actual payouts may differ from target.

(5) Represents full accelerated vesting of all outstanding unvested equity awards. PSUs would vest at the greater of target or actual Company performance as of the date of the Change in Control (as defined in Mr. Jelinek's equity award agreements).

(6) Represents full accelerated vesting of SAR grants awarded November 2, 2015, February 19, 2016 and February 17, 2017.

Gary W. Loveman, Ph.D.

The following table reflects additional payments that would be made to Mr. Loveman upon termination of his employment (a) on December 31, 2017, under agreements with the Company that were in effect on December 31, 2017, and (b) on February 20, 2018, under the Separation Agreement.

Payment Type	Termination by Aetna without Cause under Agreements in Effect with Mr. Loveman at December 31, 2017	Termination Under Mr. Loveman's February 2018 Separation Agreement
Base Salary	$ 820,000[1]	$ 820,000[1]
Bonus	0	1,455,149[2]
Long-term Incentive		
PSUs	1,878,942[3]	2,087,580[5]
SARs	5,836,769[4]	11,034,732[6]
TOTAL	$ 8,535,711	$ 15,397,461

(1) Represents 52 weeks of base salary continuation. Amounts would be paid bi-weekly during the severance period.

(2) Represents annual bonus in accordance with the Separation Agreement. Refer to "Agreements with Named Executive Officers" below for additional information.

(3) Represents pro-rated vesting of PSU grants awarded February 19, 2016 and February 17, 2017. Actual payment would occur following February 19, 2019 and February 17, 2020, respectively, in shares of Common Stock, net of applicable withholding taxes. The PSU grants awarded February 19, 2016 and February 17, 2017 are assumed to perform at target. Actual payouts may differ from target.

(4) Represents full vesting of SAR grant awarded October 26, 2015, and partial vesting of SAR grants awarded February 19, 2016 and February 17, 2017. These SARs have an exercise price of $107.80, $103.45 and $125.27, respectively, the closing price of the Common Stock on the applicable grant date.

(5) Represents pro-rated vesting of PSU grants awarded February 19, 2016 and February 17, 2017. Actual payment would occur following February 19, 2019 and February 17, 2020, respectively, in shares of Common Stock, net of applicable withholding taxes. The PSU grants awarded February 19, 2016 and February 17, 2017 are assumed to perform at target. Assumes a Common Stock price of $178.03 per share, the closing price of the Common Stock on February 20, 2018, the effective date of the Separation Agreement. Actual payouts may differ from target.

(6) Represents full vesting of SAR grants awarded October 26, 2015 and February 19, 2016. Also includes full, partially accelerated vesting of SAR grant awarded February 17, 2017 pursuant to the terms of the Separation Agreement. Assumes a Common Stock price of $178.03 per share, the closing price of the Common Stock on February 20, 2018, the effective date of the Separation Agreement.

Karen S. Lynch

The following table reflects additional payments that would be made to Ms. Lynch upon termination of her employment on December 31, 2017, under various scenarios. Ms. Lynch's employment agreement defines "Cause" as the occurrence of one or more of the following: (a) a willful and continued failure to attempt in good faith to perform duties which failure is not remedied within fifteen business days following written notice of such failure; (b) material gross negligence or willful malfeasance in performance of duties; (c) with respect to the Company, commission of an act constituting fraud, embezzlement or any other act constituting a felony; or (d) commission of any act constituting a felony which has or is likely to have a material adverse economic or reputational impact on the Company. Ms. Lynch's employment agreement defines "Good Reason" as the occurrence of one or more of the following without Ms. Lynch's consent: (a) a reduction by the Company of base salary or target cash bonus opportunity (except in the event of a ratable reduction affecting all senior officers of the Company); (b) any failure of a successor of the Company to assume and agree to perform the Company's entire obligations under the employment agreement; (c) reporting to any person other than the Company's chief executive officer; (d) removal of Ms. Lynch as President; or (e) any action or inaction by the Company that constitutes a material breach of the employment agreement.

Payment Type	Retirement or Voluntary Termination by Ms. Lynch	Termination by Aetna without Cause or by Ms. Lynch for Good Reason	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$0	$ 1,863,000[2]	$ 1,863,000[2]	$0	$ 0
Bonus	0	3,353,400[2]	3,353,400[2]	0	0
Long-term Incentive					
PSUs	0[1]	5,252,596[3]	8,275,211[5]	0[1]	5,252,596[3]
SARs	0[1]	14,074,088[4]	14,074,088[5]	0[1]	14,074,088[6]
TOTAL	$0	$24,543,084	$27,565,699	$0	$19,326,684

(1) Unvested PSUs and SARs are subject to forfeiture if Ms. Lynch retires or terminates voluntarily (other than for Good Reason) or if there is a termination by Aetna for cause.

(2) Represents 24 months of cash compensation (calculated as annual base salary and target cash bonus opportunity) plus a pro rata portion of Ms. Lynch's target cash bonus opportunity for the year in which termination of employment occurs. Amounts would be paid bi-weekly during the severance period.

(3) Represents pro-rated vesting of PSU grants awarded March 2, 2015, February 19, 2016 and February 17, 2017. Actual payment would occur following March 2, 2018, February 19, 2019 and February 17, 2020, respectively, in shares of Common Stock, net of applicable withholding taxes. The PSU grant awarded March 2, 2015 performed at 120% of target. The PSU grants awarded February 19, 2016 and February 17, 2017 are assumed to perform at target. Actual payouts may differ from target.

(4) Represents full vesting of SAR grants awarded March 2, 2015 and February 19, 2016. Also includes full, partially accelerated vesting of the SAR grant awarded February 17, 2017. These SARs have an exercise price of $100.50, $103.45 and $125.27, respectively, the closing price of the Common Stock on the applicable grant date.

(5) Represents full accelerated vesting of all outstanding unvested equity awards. PSUs would vest at the greater of target or actual Company performance as of the date of the Change in Control (as defined in Ms. Lynch's equity award agreements).

(6) Represents full accelerated vesting of the SAR grants awarded March 2, 2015, February 19, 2016 and February 17, 2017.

Agreements with Named Executive Officers

Aetna and Mr. Bertolini amended his amended and restated employment agreement effective August 4, 2013. The amendment extended the remaining term of the agreement to December 31, 2016, with automatic one-year extensions thereafter. Under his agreement, Mr. Bertolini is entitled to an annual salary of $1 million, and a full year target bonus opportunity of at least 300% of his base salary. Not greater than 40% of his bonus opportunity is payable in cash, and the noncash amount is payable through equity-based compensation vehicles. Effective in April 2016, Mr. Bertolini's base salary was increased to $1,200,000. Under Mr. Bertolini's employment agreement, all of his unvested equity-based compensation outstanding at the closing of the CVS Health Transaction would become immediately vested, nonforfeitable and exercisable upon such closing. If Aetna terminates Mr. Bertolini's employment other than for "Cause" (as defined in the agreement), death or disability, or Mr. Bertolini terminates his employment for "Good Reason" (as defined in the agreement), he will be entitled to 24 months of cash compensation (calculated as annual base salary and target cash bonus opportunity) plus a pro rata portion of his target cash bonus opportunity for the year of termination. Under certain circumstances the amounts payable to Mr. Bertolini following a change in control will be reduced to an amount that maximizes the net after tax amount retained by him to the extent permitted under Section 409A of the Code. Under the non-competition agreement entered into in July 2007 between Aetna and Mr. Bertolini, Mr. Bertolini agreed not to compete against the Company for a period of one year following termination of his employment. The applicable table above under "Potential Post-Employment Payments" reflects the provisions of Mr. Bertolini's agreements with the Company.

Under his letter agreement with the Company, Mr. Guertin was hired with an annual base salary of $500,000 and a full year target bonus opportunity of 80% of his base salary. Mr. Guertin's base salary was increased to $700,000 and his full year target bonus opportunity was increased to 100% of his base salary upon his promotion to Chief Financial Officer in 2013. Effective March 9, 2015, Mr. Guertin's full year target bonus opportunity was increased to 110% of his base salary (pro-rated for performance year 2015), and effective April 6, 2015, September 24, 2015 and April 3, 2017, Mr. Guertin's base salary was increased to $750,000, $800,000 and $820,000, respectively. Under his letter agreement, Mr. Guertin is entitled to receive salary continuation payments if he is involuntarily terminated under circumstances that would call for severance pay benefits and/or salary continuation benefits under any Company severance and salary continuation plan. While his letter agreement provides for 52 weeks of base salary continuation, due to his tenure with Aetna, Mr. Guertin is entitled to 64 weeks of base salary

continuation under Aetna's Job Elimination Benefits Plan (assuming six years of service) upon such an involuntary termination following a change in control, including upon closing of the CVS Health Transaction. Under his agreements with Aetna, Mr. Guertin has agreed not to compete against the Company for a period of one year following termination of his employment. The applicable table above under "Potential Post-Employment Payments" reflects the provisions of Mr. Guertin's agreements with the Company.

Under his letter agreements with the Company, Mr. Jelinek was hired with an annual base salary of $800,000 and a full year target bonus opportunity of 110% of his base salary. Mr. Jelinek is entitled to receive a cash severance amount equal to the sum of 52 weeks of his annual base salary and his target annual cash bonus opportunity for the year of termination if his employment is terminated by Aetna other than for cause (which is undefined in the letter agreement) or if he terminates his employment for "Good Reason" (as defined below). Such amount is payable in equal installments over 52 weeks following Mr. Jelinek's termination of employment. In addition, Mr. Jelinek will be paid a cash lump sum pro rated target bonus for active service during the year of termination within 45 days following his termination of employment. In the case of Mr. Jelinek's letter agreement, "Good Reason" means: (i) Mr. Jelinek no longer reports to the Chief Executive Officer of Aetna; (ii) a reduction by Aetna of his total annual target cash compensation from the level in effect immediately prior thereto, except in the event of a ratable reduction affecting all senior officers of Aetna; or (iii) Mr. Jelinek's principal office location is required to be in a location other than the New York, New York metropolitan area. In addition, the "Good Reason" provision for Mr. Jelinek was triggered when a prior acquisition did not close, and the Company agreed that Mr. Jelinek may exercise this right until July 31, 2018, provided that he may not exercise this right without Aetna's consent prior to 120 days following the date he notifies Aetna. Also, under Mr. Jelinek's agreement, the Company provided him with twelve months temporary housing in New York, New York, and relocation assistance. Under his agreements with Aetna, Mr. Jelinek has agreed not to compete against the Company for a period of one year following termination of his employment. The applicable table above under "Potential Post-Employment Payments" reflects the provisions of Mr. Jelinek's agreements with the Company.

Under his letter agreement with the Company, Mr. Loveman was hired with an annual base salary of $800,000 and a full year target bonus opportunity of 110% of his base salary. Effective in April 3, 2017, Mr. Loveman's base salary was increased to $820,000. Aetna entered into the Separation Agreement with Mr. Loveman in February of 2018 in connection with his termination of employment with the

Company. Under the Separation Agreement, with respect to the 2017 performance year, Mr. Loveman was paid a lump-sum cash payment of $100,000 plus the gross amount of his current bonus target of 110% of his pro-rated 2017 salary ($896,500) times the Company's Consumer Health & Services organization Scorecard funding level for 2017, less tax withholding and any other legally required deductions. Under the Separation Agreement, Mr. Loveman is considered retirement eligible for purposes of the vesting of his 2017 SAR grant. Mr. Loveman will be paid 52 weeks of base salary continuation at his annual base salary in effect at the time of his departure and is eligible for continuation of group medical and dental benefits during the first nine weeks of his salary continuation period at active employee rates. Participation in all benefit programs will stop at the end of this nine-week period. However, Mr. Loveman will be eligible for the continuation of group medical and dental benefits for the applicable COBRA period, the first two months of which would be charged at subsidized (employee) rates. Thereafter, Mr. Loveman would be charged regular (unsubsidized by Aetna) COBRA rates for the remainder of the COBRA continuation period. The Separation Agreement also contains a release of claims against the Company and customary confidentiality and cooperation covenants and incorporates by reference any other covenants to which Mr. Loveman already is subject, including his agreement not to compete with the Company for one year following termination of his employment. The columns of the applicable table above under "Potential Post-Employment Payments" reflect the provisions of Mr. Loveman's agreements with the Company at December 31, 2017, and the provisions of the Separation Agreement, respectively.

On December 10, 2014, Aetna and Ms. Lynch entered into an employment agreement following her appointment as President of Aetna effective January 1, 2015. Under the agreement, commencing January 1, 2015, Ms. Lynch's base salary is $900,000, and her annual bonus opportunity at target performance is at least 120% of her base salary. Effective in April 2016, Ms. Lynch's base salary was increased to $931,500. If Ms. Lynch's employment is involuntarily terminated by Aetna other than for "Cause" (as defined in the agreement), or if Ms. Lynch terminates her employment for Good Reason (as defined in the agreement) (each, a "Qualifying Event"), she will receive, in addition to previously earned compensation: (a) cash compensation in periodic payments over twenty-four (24) months of two times the sum of her highest base salary in effect during the six months prior to termination of her employment and her annual bonus opportunity for the year of termination of employment (which is defined in the agreement as at least 120% of base salary then in effect) and (b) a pro rata annual bonus at target performance for the year of termination of employment (subject in certain circumstances to meeting applicable performance requirements). In addition, upon such a termination, Ms. Lynch will be treated as retirement eligible for purposes of the vesting and exercise terms of all her outstanding equity awards. These payments are conditioned upon Ms. Lynch delivering a release of employment-related claims to Aetna. The initial employment term under the agreement was through December 31, 2015. The employment term automatically renewed on December 31, 2015 and will automatically renew on December 31 of each subsequent year, unless Aetna or Ms. Lynch provides notice of its or her intention not to extend the employment term. If Ms. Lynch terminates her employment at the end of the employment term upon Aetna's notice of non-renewal, she will receive the benefits described above for a termination of employment due to a Qualifying Event. Either Aetna or Ms. Lynch can terminate the agreement at any time. Under her agreements with Aetna, Ms. Lynch has agreed not to compete against the Company for a period of one year following termination of her employment. The applicable table above under "Potential Post-Employment Payments" reflects the provisions of Ms. Lynch's agreements with the Company.

Job Elimination Benefits Plan

Aetna administers a Job Elimination Benefits Plan under which eligible employees, including Aetna's executive officers, terminated by Aetna due to re-engineering, reorganization or staff reduction efforts may receive a maximum of 52 weeks of continuing salary depending on years of service and pay level. Under certain circumstances, determined on a case-by-case basis, additional severance pay benefits may be granted for the purpose of inducing employment of senior officers or rewarding past service. The tables above under "Potential Post-Employment Payments" reflect any benefits payable under the Job Elimination Benefits Plan to the extent NEOs are not entitled to severance under individual agreements. Certain health and other employee benefits continue for part of the severance period.

Upon a change in control of Aetna (as defined), the Job Elimination Benefits Plan provides up to 104 weeks of continuing salary upon a termination of employment by the Company (other than for cause) within one year of the change in control depending on years of service and pay level and becomes noncancelable for a period of two years following a change in control. Provision also has been made to maintain the aggregate value of specified benefits for one year following a change in control.

CEO Pay Ratio

In accordance with the requirements of Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K (collectively the "Pay Ratio Rule"), Aetna is providing the following estimated information for 2017.

Mr. Bertolini (Aetna's CEO during 2017) had annual total compensation of $18,750,816, which reflects his total compensation for 2017 as reported in the 2017 Summary Compensation Table on page 45. The median of the annual total compensation of all the Company's employees for 2017 (other than Mr. Bertolini) was $79,720. As a result, the Company estimates that the ratio of its CEO's 2017 annual total compensation to that of the Company's median employee was approximately 235 to 1. Aetna believes that this ratio is a reasonable estimate calculated in a manner consistent with the requirements of the Pay Ratio Rule.

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and apply various assumptions and, as result, the pay ratio Aetna reports may not be comparable to the pay ratio reported by other companies.

Methodology for Identifying the "Median Employee"

To identify the median of the annual total compensation of all of the Company's employees (other than Mr. Bertolini), the Company first identified its total employee population from which to determine the "median employee." The Company determined that, as of October 1, 2017, its employee population consisted of 48,967 individuals (of which approximately 97.7% were located in the United States and 2.3% were located in jurisdictions outside the United States). The Company selected October 1, 2017, which is within the last three months of 2017, as the date upon which its "median employee" would be identified in order to provide sufficient time to gather the necessary data to facilitate and review the pay ratio calculation.

As permitted by the Pay Ratio Rule, the Company adjusted its October 1, 2017 total employee population for purposes of identifying its "median employee" by excluding 1,132 employees who are located in certain jurisdictions outside of the United States, as follows:

Excluded Jurisdiction	Employee Count
Canada	4
China	150
Hong Kong	40
India	3
Indonesia	15
Ireland	10
Kuwait	2
New Zealand	6
Qatar	2
Republic of Korea	5
Singapore	75
South Africa	3
Thailand	302
United Arab Emirates	209
United Kingdom	305
Vietnam	1
Total Employees	**1,132**

After taking into to account the above described adjustment to its employee population as permitted by the Pay Ratio Rule, the Company's total adjusted employee population for purposes of determining its "median employee" consisted of 47,835 individuals.

To identify the "median employee" from the Company's total adjusted employee population, the Company used its employees' total remuneration opportunity, including annualized pay rate (calculated by annualizing the employee's standard hours worked per week), overtime pay, bonus payments received in 2017, equity incentive grant value, Company matching contributions under the 401(k) Plan, and Company subsidy for medical, dental and vision benefits. The Company identified its "median employee" using this compensation measure, which was consistently applied to all employees included in the calculation.

Using the methodologies described above, the Company determined that its "median employee" was a full-time, salaried employee located in the United States with total remuneration opportunity in the amount of $75,288.

Determining Annual Total Compensation of the Company's "Median Employee" and CEO

Once the Company identified its "median employee", it then calculated such employee's annual total compensation for 2017 using the same methodology used for purposes of determining the annual total compensation of the NEOs for 2017 (as set forth in the 2017 Summary Compensation Table on page 45). Mr. Bertolini's annual total compensation for 2017 for purposes of the Pay Ratio Rule is equal to the amount reported in the "Total" column in the 2017 Summary Compensation Table.

Equity Compensation Plans

The following table gives information about Common Stock that may be issued upon the exercise of SARs, PSUs, RSUs, options, warrants, rights and any other outstanding awards under all of our equity compensation plans as of December 31, 2017. In 2017, our executives' annual equity-based incentive compensation value was granted 67% in SARs and 33% in PSUs. PSUs are settled in shares of Common Stock, net of applicable withholding taxes, after final performance is reviewed and approved and the awards have vested. SARs are settled in shares of Common Stock, net of applicable withholding taxes, when exercised. RSUs are settled in shares of Common Stock, net of applicable withholding taxes, when the awards vest.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[3] (a)	Weighted-average exercise price of outstanding options, warrants and rights[4] (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)[5] (c)
Equity compensation plans approved by security holders[1]	10,058,403	$94.03	17,169,725
Equity compensation plans not approved by security holders[2]	314,116	N/A	0
TOTAL	**10,372,519**	**N/A**	**17,169,725**

(1) Consists of the Aetna Inc. 2000 Stock Incentive Plan (the "2000 Stock Plan"), the 2010 Stock Plan, and the Aetna Inc. 2010 Non-Employee Director Compensation Plan (the "2010 Director Plan").

(2) Consists of the Aetna Inc. 2000 Non-Employee Director Compensation Plan. No shares of Common Stock are available for future awards under this Plan.

(3) Consists of all outstanding awards under the applicable plans, including SARs, RSUs, PSUs and other stock-based awards. Amount shown assumes 120% performance for the 2015 PSU grant and maximum performance for all other outstanding awards.

(4) Amounts in this column do not take into account outstanding deferred stock units, PSUs or RSUs.

(5) Consists of 12,154,720 shares of Common Stock available for future issuance under the 2010 Stock Plan; 182,919 shares of Common Stock available for future issuance under the 2010 Director Plan and 4,832,086 shares of Common Stock available for future issuance under the ESPP. Shares available under the 2010 Stock Plan and the 2010 Director Plan may become the subject of future awards in the form of stock options, SARs, restricted stock, RSUs, PSUs and other stock-based awards. Only shares of Common Stock are issuable under the ESPP. As of December 31, 2017, employees had committed an aggregate of approximately $11.01 million to purchase Common Stock under the ESPP. Purchases will occur on June 1, 2018 at a purchase price equal to 95% of the fair market value of the Common Stock on the purchase date.

2000 Non-Employee Director Compensation Plan

The Aetna Inc. 2000 Non-Employee Director Plan (the "Prior Director Plan") was replaced by the 2010 Director Plan. The Prior Director Plan was not submitted to shareholders for approval and permitted Aetna's eligible Directors to receive shares of Common Stock, deferred stock units, RSUs and other stock-based awards in recognition of their contributions. The Prior Director Plan expired on April 30, 2010. No shares of Common Stock remain available for future awards under the Prior Director Plan. At December 31, 2017, the maximum number of shares of Common Stock that may be issued under the awards outstanding under the Prior Director Plan was 314,116 shares, subject to adjustment for corporate transactions, and no shares remained available for future awards.

COMPENSATION COMMITTEE REPORT

The Board has determined in its business judgment that all members of the Compensation Committee meet the independence requirements set forth in the NYSE listing standards and in Aetna's Director Independence Standards.

The Committee operates pursuant to a Charter that was last amended and restated by the Board in December 2015 and reviewed by the Committee in November 2017. The Compensation Committee Charter can be found at **www.aetna.com/about-us/corporate-governance/ committees-of-the-board.html.**

The Compensation Committee has reviewed and discussed the Company's Compensation Discussion and Analysis included in this Proxy Statement with management. Based on this review and discussion, the Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Committee on Compensation and Talent Management
Roger N. Farah, *Chair*
Frank M. Clark
Betsy Z. Cohen
Jeffrey E. Garten
Edward J. Ludwig

REPORT OF THE AUDIT COMMITTEE

The Board has determined in its business judgment that all members of the Audit Committee meet the independence, financial literacy and expertise requirements for audit committee members set forth in the NYSE listing standards. Additionally, the Board has determined in its business judgment that Messrs. Aguirre and Harrington, Dr. Newhouse and Mrs. Hancock, based on his or her background and experience (including that described in this Proxy Statement), has the requisite attributes of an "audit committee financial expert" as defined by the SEC.

The Committee assists the Board in its oversight of (1) the integrity of the financial statements of the Company, (2) the qualifications and independence of the Company's independent registered public accounting firm (the "Independent Accountants"), (3) the performance of the Company's internal audit function and the Independent Accountants, and (4) the compliance by the Company with legal and regulatory requirements. The Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Independent Accountants and any other accounting firm engaged to perform audit, review or attest services (including the resolution of any disagreements between management and any auditor regarding financial reporting). The Independent Accountants and any other such accounting firm report directly to the Committee.

The Committee operates pursuant to a Charter that was last amended and restated by the Board in December 2015 and last reviewed by the Committee in November 2017. The Audit Committee Charter can be found at **www.aetna.com/about-us/corporate-governance/committees-of-the-board.html**.

As set forth in the Audit Committee Charter, Aetna's management is responsible for the preparation, presentation and integrity of Aetna's financial statements and management's annual assessment of Aetna's internal control over financial reporting. Aetna's management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Independent Accountants are responsible for planning and carrying out proper annual audits and quarterly reviews of Aetna's financial statements. In conjunction with the Company's annual report, the Independent Accountants express an opinion as to the conformity of the Company's financial statements with U.S. generally accepted accounting principles and the effectiveness of the Company's internal control over financial reporting. The Independent Accountants also provide review reports regarding the Company's quarterly financial statements.

In the performance of its oversight function, the Committee has reviewed and discussed the Company's audited financial statements for 2017 with management and the Independent Accountants. The Committee has also discussed with the Independent Accountants the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board (United States) in Rule 3200T and/or Auditing Standard No. 1301, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board (United States). The Committee has also received the written disclosures and

the letter from the Independent Accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the Independent Accountants' communications with the Committee concerning independence, and has discussed with the Independent Accountants their independence.

Members of the Committee are not employees of Aetna and, as such, it is not the duty or responsibility of the Committee or its members to conduct auditing or accounting reviews or procedures. In performing their oversight responsibility, members of the Committee rely on information, opinions, reports and statements, including financial statements and other financial data, prepared or presented by officers or employees of Aetna, legal counsel, the Independent Accountants or other persons with professional or expert competence. Accordingly, the Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles and policies, or internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Committee's considerations and discussions referred to above do not assure that the audit

of the Company's financial statements by the Independent Accountants has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States), that the Company's financial statements are presented in accordance with U.S. generally accepted accounting principles, that the Company's internal control over financial reporting is effective or that the Independent Accountants are in fact "independent."

Based upon the reports, review and discussions described in this Report, and subject to the limitations on the role and responsibilities of the Committee, certain of which are referred to above and in its Charter, the Committee recommended to the Board that the audited financial statements be included in Aetna's Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC.

The Audit Committee
Richard J. Harrington, Chair
Fernando Aguirre
Ellen M. Hancock
Joseph P. Newhouse
Olympia J. Snowe

II. APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



PROPOSAL

II

Approval of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed KPMG LLP to audit the Company's consolidated financial statements for 2018. The affirmative vote of a majority of votes cast is required for the appointment of KPMG as the Company's independent registered public accounting firm for 2018.

✓ The Audit Committee and the Board recommend that shareholders vote **FOR** this proposal.

The Audit Committee has appointed KPMG LLP to audit the Company's consolidated financial statements for 2018. The Audit Committee and the Board believe that the retention of KPMG LLP as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders. The Audit Committee and the Board recommend that shareholders approve KPMG LLP as the Company's independent registered public accounting firm (the "Independent Accountants") for 2018. Representatives of the firm are expected to be available at the Annual Meeting to make a statement if the firm desires and to respond to appropriate questions.

Nonaudit Services and Other Relationships Between the Company and the Independent Registered Public Accounting Firm

The Company's practice is not to have the Independent Accountants provide financial information systems design and implementation consulting services. Instead, these services are provided by other accounting or consulting firms. Other types of permissible consulting services have been provided by the Independent Accountants or other accounting and consulting firms from time to time. All new services provided by the Independent Accountants must be approved in advance by the Audit Committee regardless of the size of the engagement. The Chair of the Audit Committee may approve any proposed engagements that arise between Committee meetings, provided that any such decision is presented to the full Committee at its next scheduled meeting.

In addition, management may not hire as an employee a person who within the last three years was an employee of the Independent Accountants and participated in the audit engagement of the Company's financial statements if the hiring is prohibited by SEC rules or if the Audit Committee determines that the hiring of such person would impair the independence of the Independent Accountants.

The independence of the Independent Accountants is considered annually by the Audit Committee and Board. In order to assure continuing auditor independence, the Audit Committee periodically considers whether to rotate the independent registered public accounting firm. In conjunction with the mandated rotation of the Independent Accountants' lead engagement partner, the Audit Committee is directly involved in the selection of the Independent Accountants' new lead engagement partner.

Fees Incurred for 2017 and 2016 Services Performed by the Independent Registered Public Accounting Firm

The Audit Committee oversees the fee negotiations for all services rendered to the Company by the Independent Accountants. The table below provides details of the fees paid to KPMG LLP by the Company for services rendered in 2017 and 2016. All such services were approved in advance by the Audit Committee or the Chair of the Audit Committee. As shown in the table below, audit and audit-related fees totaled approximately 96% of the aggregate fees paid to KPMG LLP for both 2017 and 2016; and the remaining fees were for tax and other services.

	2017	2016
Audit Fees[1]	$15,466,000	$14,056,850
Audit-Related Fees[2]		
Servicing Reports/Internal Controls	1,440,000	1,128,800
Employee Benefit Plan Audits	150,000	109,000
Audit/Attest Services Not Required by Statute or Regulation	165,000	150,500
	$17,221,000	$15,445,150
Tax Fees[3]	349,500	442,500
All Other Fees[4]	385,000	132,000
Total Fees	$17,955,500	$16,019,650

(1) Audit Fees include all services performed to comply with generally accepted auditing standards and services that generally only the Independent Accountants can provide, such as comfort letters, legal entity statutory and regulatory GAAP audits, attest services, and consents and assistance with, and review of, documents filed with the SEC. For the Company, these fees include the integrated audit of the Company's consolidated financial statements and the effectiveness of internal control over financial reporting, quarterly reviews of the Company's consolidated financial statements, statutory and regulatory GAAP audits of the Company's subsidiaries required by statute or regulation, attest services required by applicable law, comfort letters in connection with debt issuances, consents and assistance with, and review of, documents filed with the SEC.

(2) Audit-Related Fees are for audit and related attest services that traditionally are performed by the Independent Accountants, and include servicing reports, employee benefit plan audits, audits or agreed-upon procedures that are not required by applicable law, due diligence pertaining to business combinations in 2017 only, planning activities pertaining to business combinations in 2016 only and servicing reports relating to reviews of the Company's claim administration and certain health data processing functions that are provided to customers.

(3) Tax Fees include all services performed by professional staff in the Independent Accountants' tax division for tax return and related compliance services, except for those tax services related to the integrated audit.

(4) All Other Fees in 2017 are for advisory services related to certain international regulations in 2017. All Other Fees in 2016 are for realignment of international subsidiaries and international subsidiary capital regulatory requirements and other advisory services for international legal entities related to regulatory requirements.

The affirmative vote of a majority of the votes cast is required for approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2018. The Audit Committee and the Board recommend a vote FOR the approval of KPMG LLP as the Company's independent registered public accounting firm for 2018. If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted FOR approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2018.

III. APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION ON A NON-BINDING ADVISORY BASIS

PROPOSAL III



Approval of the Company's Executive Compensation on a Non-Binding Advisory Basis

We are providing you with the opportunity to vote on a non-binding advisory basis on the fiscal 2017 compensation of our NEOs. The affirmative vote of a majority of the votes cast is required for this proposal to be considered approved.

✓ The Board recommends a vote **FOR** this proposal.

In accordance with Section 14A of the Exchange Act (15 U.S.C. 78n-l) ("Section 14A"), Aetna is providing shareholders with the opportunity to cast a non-binding advisory vote on the fiscal 2017 compensation of our NEOs (sometimes referred to as "say-on-pay"). This vote is not intended to address any specific item of compensation, but rather the overall compensation for our NEOs and our compensation philosophy, policies and practices as disclosed in the "Compensation Discussion and Analysis" and "Executive Compensation" sections of this Proxy Statement. Accordingly, you may vote on the following resolution at the Annual Meeting:

"Resolved, that the shareholders of Aetna Inc. ("Aetna") hereby approve, on an advisory basis, the compensation paid to Aetna's Named Executive Officers, as disclosed in Aetna's Proxy Statement for the 2018 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion."

As described in detail under "Compensation Discussion and Analysis" and "Executive Compensation," our compensation programs are designed to motivate our executives to manage and grow a successful company. If fully earned based on the achievement of performance goals, equity compensation in the form of PSUs that are subject to performance-based vesting and SARs, the value of which is determined by our stock price performance, are the largest component of executive compensation. We believe that our compensation program, with its balance of short-term incentives (including cash bonus awards) and long-term incentives (including SARs and PSUs) and share ownership guidelines, rewards sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read the "Compensation Discussion and Analysis" and "Executive Compensation" sections of this Proxy Statement, the accompanying compensation tables, and the related narrative disclosure.

This advisory vote is non-binding. The Compensation Committee, which is comprised solely of independent Directors, and the Board value the opinions of all of our shareholders and expect to take into account the outcome of this vote when considering future executive compensation decisions for our NEOs.

The affirmative vote of a majority of the votes cast is required for the non-binding advisory vote on executive compensation to be considered approved. The Board recommends a vote FOR the approval, on a non-binding advisory basis, of the proposed resolution on the compensation of Aetna's Named Executive Officers. If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted FOR approval, on a non-binding advisory basis, of such compensation.

IV. SHAREHOLDER PROPOSALS

<table>
<tr><td rowspan="2">PROPOSAL

IV(A)</td><td>Shareholder Proposal - Annual Report on Direct and Indirect Lobbying</td></tr>
<tr><td>Daughters of Charity, Inc., 4330 Olive Street, St. Louis, MO 63108-2622 and Sisters of the Order of St. Dominic of Grand Rapids, 2025 E. Fulton, Grand Rapids, MI 49503 (each an owner of Common Stock valued in excess of $2,000), have advised Aetna that they plan to present the following proposal at the Annual Meeting. The proposal is included in this Proxy Statement pursuant to the rules of the SEC.</td></tr>
</table>

Whereas, we believe full disclosure of Aetna's direct and indirect lobbying activities and expenditures is required to assess whether Aetna's lobbying is consistent with its expressed goals and in the best interests of shareholders.

Resolved, the shareholders of Aetna request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Aetna used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including amount of payment and recipient.
3. Aetna's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision-making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a ''grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Aetna is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at local, state and federal levels.

The report shall be presented to the Audit Committee and posted on Aetna's website.

Supporting Statement

We encourage transparency in the use of corporate funds to influence legislation and regulation. Aetna spent $24,135,820 from 2010-2016 on federal lobbying. Aetna reports spending $33,252,662 million from 2010 - 2016 on state lobbying, yet provides no information by state, where disclosure is uneven or absent and Aetna lobbies in at least 33 states (http://www.followthemoney.org/). Aetna's lobbying on healthcare taxes has attracted scrutiny ("Health Insurers Struggle to Win Reprieve of Obamacare Tax," *Bloomberg*, August 11, 2017).

Aetna belongs to the Chamber of Commerce, which has spent over $1.3 billion on lobbying since 1998. Aetna discloses its trade association dues and amounts of dues used for lobbying on its website, but this fails to capture all payments, despite a 2007 shareholder agreement to do so ("Why Mandate Disclosure? Because Corporations Lie on Voluntary Political Transparency," *The Nation,* March 29, 2013). This loophole allows Aetna to make additional payments beyond dues that can be used for lobbying, yet not be disclosed to shareholders. Aetna has previously made undisclosed trade association payments beyond dues that were used for lobbying ("Oops! Aetna Discloses Political Donations," *CNN,* June 15, 2012). We are concerned that this disclosure loophole presents reputational risks.

We also question if Aetna's membership in the Chamber presents reputational risks on the issues of improving health and addressing climate change. For example, Aetna supports smoking cessation, yet the Chamber has worked to block global antismoking laws. And Aetna has received a climate change leadership award, yet the Chamber has consistently opposed legislation and regulation to address climate change.

The affirmative vote of a majority of the votes cast is required for approval of the foregoing proposal.

Company Response

THE BOARD OF DIRECTORS WILL OPPOSE THIS PROPOSAL IF IT IS INTRODUCED AT THE 2018 ANNUAL MEETING AND RECOMMENDS A VOTE *AGAINST* THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Company is an active participant in the political process at all levels of government and seeks to promote political interests that are aligned with the business interests of the Company and its shareholders. We agree that transparency and accountability with respect to political expenditures are important. That is why the Company publishes annually its Political Contributions and Related Activity Report. Our 2016 report is available on our website at **http://www.aetna.com/about-aetna-insurance/document-library/pac/2016-aetna-pac-annual-report.pdf**. The 2017 report will become available after it has been reviewed by the Audit Committee.

The Company complies fully with all state and federal laws concerning the disclosure of its political and lobbying activity. In addition, it makes available additional information beyond that required by current laws and regulations. The Company was ranked in the first tier of the 2017 Center for Political Accountability CPA-Zicklin Index for Corporate Political Accountability and Disclosure (the "Zicklin Index"). The Zicklin Index, which places companies into one of 6 tiers (trendsetter, first tier, second tier, third tier, fourth tier, and bottom tier) based on political contributions disclosure practices, is intended to provide a comprehensive portrait of the disclosure practices of companies listed in the S&P 500 index.

With respect to oversight, the Company's Audit Committee reviews the Company's Political Contributions and Related Activity Report prior to publication. In addition, management regularly discusses public policy issues and political activities with our full Board. Given the importance of public policy to the health care industry and our business, our Board will continue to exercise oversight with respect to public policy matters.

We believe that the information currently available to shareholders is easily accessible and understandable and, coupled with the oversight of the Company's political activities by the Board, is in the best interest of the Company. As a result, we do not believe additional disclosure is warranted at this time.

A shareholder proposal seeking political contribution disclosure similar (but not identical) to this proposal was presented to shareholders at our 2017, 2016, 2015, 2014 and 2012 annual shareholder meetings. At those meetings 73.52%, 74.53%, 70.99%, 72.84% and 89.98% of the votes cast at the respective meetings were voted *against* the proposal, reflecting our shareholders' agreement that our current disclosure practices meet or exceed their expectations.

For these reasons, the Board opposes this proposal and recommends a vote AGAINST this proposal.

If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted AGAINST the foregoing proposal.

PROPOSAL **IV(B)**	**Shareholder Proposal - Special Shareholder Meeting Vote Threshold**
	John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278 (owner of Common Stock valued in excess of $2,000), has advised Aetna that he plans to present the following proposal at the Annual Meeting. The proposal is included in this Proxy Statement pursuant to the rules of the SEC.

Proposal IV(B) - Special Shareholder Meeting Improvement

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting (or the closest percentage to 10% according to state law). This proposal does not impact our board's current power to call a special meeting. Implementation could be deferred until such time as it would not interfere with the Company's existing contractual obligation.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. More than 100 Fortune 500 companies provide for shareholders to call special meetings and to act by written consent.

Scores of Fortune 500 companies allow a more practical percentage of shares to call a special meeting compared to the higher entrenchment requirement of Aetna. AET shareholders do not have the full right to call a special meeting that is available under state law.

This proposal is of increased importance because we also do not have the right to act by written consent according to the lax corporation laws of Pennsylvania. An improved shareholder ability to call a special meeting would put shareholders in a better position to ask for a better assignment of directors after the 2018 annual meeting.

Five directors had 14 to 23 years long-tenure:

Betsy Cohen	23-years	
Ellen Hancock	22-years	
Jeffrey Garten	17-years	
Joseph Newhouse	16-years	
Edward Ludwig	14-years	Lead Director

These 5 directors with less than optimal independence controlled 60% of our Nomination Committee and 60% of our Executive Pay Committee plus 40% of our Audit Committee. And Mr. Ludwig was our Lead Director, a position that can benefit the most from director independence.

Long-tenure can impair the independence of a director no matter how well qualified. Independence is a priceless attribute for directors on important board committees.

Perhaps the $500 million golden parachute issue can be addressed in a special shareholder meeting. Aetna CEO Mark Bertolini was in line for a massive payday if CVS Health gains approval to take over Aetna. Mr. Bertolini could get a $500 million golden parachute, a vast majority of which is tied to Aetna stock.

$500 million is one of the highest merger-related pay packages. Extremely lavish pay tied to stock has become commonplace in health care, and that executive pay arrangement does not give executives strong incentives to control health care spending.

Perhaps the motivation for Mr. Bertolini to seek a merger with CVS was the reputation CVS has for lavish executive pay. Larry Merlo, CVS CEO, had a pay package of $34 million for one-year. This apparently triggered a large negative vote from CVS shareholders. 38% of CVS shares rejected CVS executive pay in 2017. This is a skyrocketing negative vote compared to the 6% negative vote in 2016.

Please vote to increase management accountability to shareholders:

Special Shareholder Meeting Improvement - Proposal IV(B)

The affirmative vote of a majority of the votes cast is required for approval of the foregoing proposal.

Company Response

THE BOARD OF DIRECTORS WILL OPPOSE THIS PROPOSAL IF IT IS INTRODUCED AT THE 2018 ANNUAL MEETING AND RECOMMENDS A VOTE *AGAINST* THIS PROPOSAL FOR THE FOLLOWING REASONS:

Following its 2014 Annual Meeting, the Company amended its Amended and Restated Articles of Incorporation ("Articles") and Amended and Restated By-laws ("By-laws") to permit shareholders holding at least 25% of the voting power of all of the Company's outstanding shares to call a special meeting, provided certain requirements are met. Shareholders voting at the 2014 Annual Meeting overwhelmingly supported the amendment, with 99.2% of the votes cast voting in favor. The Board believes that the shareholder-approved 25% threshold continues to be the appropriate threshold for the right to call a special meeting.

This proposal requests that the Company lower the current 25% ownership threshold to 10% "or the closest percentage to 10% according to state law." The Company is a Pennsylvania corporation and is subject to the Pennsylvania Business Corporation Law (the "PBCL"). Under PBCL

Section 2521(c), the articles of a registered corporation adopted after July 1, 2015, "may not provide that a special meeting may be called by less than 25% of the votes that all shareholders would be entitled to cast at the meeting." Given that the Company's Articles already allow shareholders holding the lowest percentage of votes permitted by the PBCL to call a special meeting, this proposal is moot because, even if adopted, the Company would not be permitted to implement this proposal at a percentage of votes below the existing 25% threshold. The Company also notes that its merger agreement with CVS Health includes a covenant that prohibits the Company, without CVS Health's consent, from proposing to amend or amending the Company's Articles or By-Laws.

For these reasons, the Board opposes this proposal and recommends a vote AGAINST this proposal.

If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted AGAINST the foregoing proposal.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Why Am I Receiving This Proxy Statement?

The Board is providing these proxy materials to you in connection with the solicitation by the Board of proxies to be voted at Aetna's Annual Meeting of Shareholders that will take place at 9:30 a.m. Eastern time on May 18, 2018, and any adjournments or postponements of the Meeting. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement. A notice of the Internet availability of proxy materials or the proxy materials and an enclosed proxy card are being mailed to shareholders beginning on or about April 6, 2018.

Why Did I Receive in the Mail a Notice of the Internet Availability of Proxy Materials?

You received in the mail either a notice of the Internet availability of proxy materials or a printed Proxy Statement and 2017 Annual Report on Form 10-K because you owned Aetna common shares at the close of business on March 16, 2018, the RECORD DATE, and that entitles you to notice of and to vote at the Annual Meeting. The Board is soliciting your proxy to vote at the Annual Meeting or at any later meeting if the Annual Meeting is adjourned or postponed for any reason. Your proxy will authorize specified people (proxies) to vote on your behalf at the Annual Meeting. By use of a proxy, you can vote whether or not you attend the meeting.

This Proxy Statement describes the matters on which Aetna would like you to vote, provides information on those matters, and provides information about Aetna that we must disclose when we solicit your proxy.

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials over the Internet to many shareholders. We believe that Internet delivery of our proxy materials allows us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our Annual Meeting. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, which we refer to as the "Notice," to many of our shareholders (including beneficial owners) as of the Record Date. Our shareholders who receive the Notice will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials. The Notice contains instructions on how to access the proxy materials over the Internet or to request a printed copy. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis by calling Broadridge Financial Solutions, Inc. ("Broadridge") at 1-800-579-1639. Please note that you may not vote using the Notice. The Notice identifies the items to be voted on at the Annual Meeting and describes how to vote, but you cannot vote by marking the Notice and returning it.

Are the Proxy Materials Available Online?

Yes. As described in more detail in response to the prior question, most shareholders will receive the Proxy Statement online. If you received a paper copy, you can also view these documents on the Internet at **www.proxyvote.com**.

What Information Is Contained in These Materials?

This Proxy Statement provides you with information about Aetna's governance structure, our Director nominating process, the proposals to be voted on at the Annual Meeting, the voting process, the compensation of our Directors and our named executive officers, and certain other required information.

What Proposals Will Be Voted on at the Annual Meeting?

There are five items scheduled to be voted on at the Annual Meeting:

- Election of the 10 nominees named in this Proxy Statement as Directors of Aetna for the coming year.
- Approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year 2018.

- Approval of the Company's executive compensation on a non-binding advisory basis.
- Consideration of a shareholder proposal relating to direct and indirect lobbying disclosure.
- Consideration of a shareholder proposal relating to the vote necessary to call a special shareholder meeting.

What Are Aetna's Voting Recommendations?

The Board recommends that you vote your shares as follows:

- FOR each of Aetna's nominees to the Board;
- FOR the approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year 2018;

- FOR the approval of the Company's executive compensation on a non-binding advisory basis; and
- AGAINST each of the shareholder proposals.

Which of My Shares Can I Vote?

You may vote all Common Stock that you owned as of the close of business on March 16, 2018, the RECORD DATE. These shares include those (1) held directly in your name as the SHAREHOLDER OF RECORD, including shares purchased through Aetna's Computershare Investment Plan, and (2) held for you as the BENEFICIAL OWNER through a stockbroker, bank or other holder of record.

What Is the Difference Between Holding Shares as a Shareholder of Record and as a Beneficial Owner?

Many Aetna shareholders hold their shares through a stockbroker, bank or other holder of record rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

- SHAREHOLDER OF RECORD — If your shares are registered directly in your name with Aetna's transfer agent, Computershare Trust Company, N.A. (the "Transfer Agent"), you are considered the shareholder of record with respect to those shares, and Aetna is sending these proxy materials or the Notice directly to you. As the shareholder of record, you have the right to grant your voting proxy to the persons appointed by Aetna, to vote in person at the Annual Meeting or to grant your voting proxy to your representative. Aetna has enclosed a proxy card for you to use. Any shares held for you under Aetna's Computershare Investment Plan are included on the enclosed proxy card.

- BENEFICIAL OWNER — If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the beneficial owner of shares held in "street name," and these proxy materials or the Notice are being forwarded to you by your broker or other nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or other nominee on how to vote your shares, and you also are invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you bring with you to the Annual Meeting a proxy, executed in your favor, from the shareholder of record. Your broker or other nominee also is obligated to provide you with a voting instruction card for you to use to direct them as to how to vote your shares.

How Can I Vote My Shares Before the Annual Meeting?

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may vote before the Annual Meeting by granting a proxy to each of Fernando Aguirre, Richard J. Harrington and Edward J. Ludwig or, for shares you beneficially own, by submitting voting instructions to your broker or other nominee. Shareholders have a choice of voting by using the Internet, by calling a toll-free telephone number within the United States or Puerto Rico, or by completing a proxy or voting instruction card and mailing it in the postage-paid envelope provided. Please refer to the summary instructions below and carefully follow the instructions included on your Notice, your proxy card or, for shares you beneficially own, the voting instruction card provided by your broker or other nominee. Please note that you may not vote using the Notice. The Notice identifies the items to be voted on at the Annual Meeting and describes how to vote, but you cannot vote by marking the Notice and returning it.



VIA THE INTERNET*
Go to **www.proxyvote.com** and follow the instructions



BY TELEPHONE*
Call toll-free on a touchtone telephone 1-800-690-6903 inside the United States or Puerto Rico and follow the instructions



BY MAIL**
Mark, sign, date and return your proxy card, or, for shares held in street name, the voting instruction card provided by your broker or other nominee and mail it back to your broker or other nominee in accordance with their instructions



IN PERSON
Attend the Annual Meeting in New York, NY

*   *You will need to have your proxy card (or the Notice or the e-mail message you receive with instructions on how to vote) in hand when you access the website or call.*

The Internet and telephone voting procedures are designed to authenticate shareholders and to allow shareholders to confirm that their instructions have been properly recorded. In order to provide shareholders of record with additional time to vote their shares while still permitting an orderly tabulation of votes, Internet and telephone voting for these shareholders will be available until 11:59 p.m. Eastern time on May 17, 2018.

** ***If you provide specific voting instructions, your shares will be voted as you instruct. If you sign and date your proxy or voting instruction card but do not provide instructions, your shares will be voted as described under "What If I Return My Proxy Card or Voting Instruction Card But Do Not Provide Voting Instructions?" on page 74.***

How Can I Vote the Shares I Hold Through the 401(k) Plan?

We maintain the 401(k) Plan for our employees. Participants in the 401(k) Plan who receive this Proxy Statement in their capacity as participants in the 401(k) Plan will receive voting instruction cards instead of proxy cards. The voting instruction card directs the trustee of the 401(k) Plan to vote the shares shown on the card as indicated on the card. Shares held through the 401(k) Plan may be voted by using the Internet, by calling a toll-free telephone number or by marking, signing and dating the voting instruction card and mailing it to the trustee of the 401(k) Plan in accordance with the trustee's instructions. Internet and telephone voting of shares held through the 401(k) Plan will be available until 11:59 p.m. Eastern time on May 15, 2018. Shares held through the 401(k) Plan for which no instructions are received will be voted by the trustee of the 401(k) Plan in the same percentage as the shares held through the 401(k) Plan for which the trustee receives voting instructions unless contrary to ERISA. You may not vote the shares you hold through the 401(k) Plan at the Annual Meeting.

How Can I Vote the Shares I Acquired Through an Aetna Employee Stock Purchase Plan?

You hold the Common Stock you acquired through any of Aetna's employee stock purchase plans as the beneficial owner of shares held in street name. You can vote these shares as described above under "How Can I Vote My Shares Before the Annual Meeting?"

Can I Change My Vote?

Yes. For shares you hold directly in your name, you may change your vote by (1) signing another proxy card with a later date and delivering it to us before the date of the Annual Meeting, (2) submitting revised votes over the Internet or by telephone before 11:59 p.m. Eastern time on May 17, 2018, or (3) attending the Annual Meeting in person and voting your shares at the Annual Meeting. The last-dated proxy card or Internet or telephone vote will be the only one that counts. Attendance at the Annual Meeting will not cause your previously granted proxy or Internet or telephone vote

to be revoked unless you specifically so request. You may revoke your proxy by providing written notice to Aetna's Corporate Secretary at 151 Farmington Avenue, RW61, Hartford, CT 06156. For shares you hold beneficially, you may change your vote by submitting new voting instructions to your broker or other nominee in accordance with the instructions you receive from your broker or other nominee and in a manner that allows your broker or other nominee sufficient time to process your new instructions and vote your shares.

Can I Vote at the Annual Meeting?

You may vote your shares at the Annual Meeting if you attend in person. You may vote the shares you hold directly in your name by completing a ballot at the Annual Meeting. You may only vote the shares you hold in street name at the

Annual Meeting if you bring with you to the Annual Meeting a proxy, executed in your favor, from the shareholder of record. You may not vote the shares you hold through the 401(k) Plan at the Annual Meeting.

How Can I Vote on Each Proposal?

In the election of Directors, you may vote FOR or AGAINST or ABSTAIN with respect to each of the Director nominees. For all other proposals, you may vote FOR or AGAINST or ABSTAIN. For a discussion of the votes needed to approve

each proposal, see "What Is the Voting Requirement to Approve Each of the Proposals, and How Will Votes Be Counted?" on page 76.

What If I Return My Proxy Card or Voting Instruction Card But Do Not Provide Voting Instructions?

If you sign and date your proxy card with no further instructions, your shares will be voted:

- FOR the election as Directors of each of the nominees named on pages 14 through 21 of this Proxy Statement;
- FOR the approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year 2018;
- FOR the approval of the Company's executive compensation on a non-binding advisory basis; and
- AGAINST each of the shareholder proposals.

If you sign and date your broker voting instruction card with no further instructions, your shares will be voted as described on your broker voting instruction card.

If you sign and date your 401(k) Plan voting instruction card with no further instructions, all shares you hold through the 401(k) Plan will be voted by the trustee of the 401(k) Plan in the same percentage as the shares held through the 401(k) Plan for which the trustee receives voting instructions unless contrary to ERISA.

What If I Don't Return My Proxy Card or Voting Instruction Card and Don't Vote By Internet or Phone?

If you do not return your proxy card and do not vote by Internet or phone, shares that you hold directly in your name (i.e., shares for which you are the shareholder of record) will not be voted at the Annual Meeting. If you do not return your voting instruction card and do not vote by Internet or phone, shares that you beneficially own that are held in the name of a brokerage firm or other nominee may be voted in certain circumstances even if you do not provide the brokerage firm with voting instructions. Under NYSE rules, brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The approval of the appointment of KPMG LLP as the Company's independent registered public

accounting firm for the year 2018 is considered a routine matter for which brokerage firms may vote uninstructed shares. The election of Directors; the approval of the Company's executive compensation on a non-binding advisory basis; and each of the shareholder proposals to be voted on at the Annual Meeting are not considered routine under the applicable rules, and therefore brokerage firms may not vote uninstructed shares on any of those proposals. Any uninstructed shares you hold through the 401(k) Plan will be voted by the trustee of the 401(k) Plan in the same percentage as the shares held through the 401(k) Plan for which the trustee receives voting instructions unless contrary to ERISA.

What Does It Mean If I Receive More Than One Set of Proxy Materials?

It means your shares are registered differently or are in more than one account. Please provide voting instructions for all of the Notices and proxy and voting instruction cards you receive.

What Should I Do If I Want to Attend the Annual Meeting?

The Annual Meeting will be held at the Park Hyatt New York, 153 West 57th Street, New York, NY 10019. Directions to the Park Hyatt New York are in Annex B. The Annual Meeting is open to all shareholders as of the RECORD DATE (the close of business on March 16, 2018) or their authorized

representatives. **Anyone who attends the Annual Meeting must have an admission ticket issued by Aetna.** Follow the instructions below under "How Can I Obtain an Admission Ticket For the Annual Meeting?" to obtain an admission ticket.

How Can I Obtain an Admission Ticket For the Annual Meeting?

In accordance with Aetna's security procedures, anyone wishing to attend the Annual Meeting must have an admission ticket issued by Aetna in his or her name and present your ticket and valid government issued photo identification to be admitted to the Annual Meeting. Admission is limited to:

- Shareholders at the close of business on March 16, 2018;
- One authorized proxy holder of a shareholder at the close of business on March 16, 2018; or
- One authorized representative of a shareholder sponsor who has been designated in writing to present a shareholder proposal.

You must provide evidence of your ownership of shares with your ticket request and follow the requirements for obtaining an admission ticket specified in the "ADMISSION AND TICKET REQUEST PROCEDURE" on page 81. **Aetna's Corporate Secretary must receive your request for an admission ticket on or before May 11, 2018.**

No weapons, cameras, audio or video recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting. Please note that, for security reasons, all bags may be searched, and all persons who attend the Annual Meeting may be required to pass through a metal detector. We will be unable to admit anyone to the Annual Meeting who does not comply with these security procedures. No one will be admitted to the Annual Meeting once the meeting has commenced.

Can I Listen to the Annual Meeting If I Don't Attend in Person?

Yes. You can listen to the live audio webcast of the Annual Meeting by going to Aetna's Internet website at **www.aetna.com/investor** and then clicking on the link to the webcast.

Where Can I Find the Voting Results of the Annual Meeting?

We will publish the voting results of the Annual Meeting in a Current Report on Form 8-K within four business days after the Annual Meeting, and you will be able to find this report on Aetna's Internet website at **www.aetna.com/investor**.

What Class of Shares Is Entitled to Be Voted?

Each share of Common Stock outstanding as of the RECORD DATE (the close of business on March 16, 2018) is entitled to one vote at the Annual Meeting. At the close of business on March 16, 2018, 327,136,269 shares of Common Stock were outstanding.

How Many Shares Must Be Present to Hold the Annual Meeting?

A majority of the shares of Common Stock outstanding as of the RECORD DATE (the close of business on March 16, 2018) must be present in person or by proxy for us to hold the Annual Meeting and transact business. This is referred to as a quorum. Shares subject to broker nonvotes are counted as present for the purpose of determining the presence of a quorum if the broker votes the shares on a routine matter, such as the appointment of the Company's independent registered public accounting firm. Generally, broker nonvotes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because the proposal is not a routine matter, and the broker has not received voting instructions from the beneficial owner of the shares. If you abstain from voting on one or more proposals, your shares will be counted as present for purposes of determining the presence of a quorum even if you abstain on all proposals.

What Is the Voting Requirement to Approve Each of the Proposals, and How Will Votes Be Counted?

Under Pennsylvania corporation law and Aetna's Articles of Incorporation and By-Laws, the approval of any corporate action taken at the Annual Meeting is based on votes cast. For the proposals that will be considered at the Annual Meeting, shareholder approval occurs if the votes cast "for" the proposal exceed the votes cast "against" the proposal. "Votes cast" on these proposals means votes "for" or "against" a particular proposal, whether by proxy or in person. Abstentions and broker nonvotes are not considered "votes cast" on these proposals and therefore have no effect on the outcome. In uncontested elections, Directors are elected by a majority of votes cast. As described in more detail on page 2 under "Director Elections — Majority Voting Standard," in uncontested elections, Aetna's Corporate Governance Guidelines require any incumbent Director nominee who receives more "against" votes than "for" votes to promptly submit his or her resignation for consideration by the Nominating Committee and the Board.

If you are a beneficial owner and do not provide the shareholder of record with voting instructions, your shares may constitute broker nonvotes, as described under "How Many Shares Must Be Present to Hold the Annual Meeting?" above.

Who Will Bear the Cost of Soliciting Votes For the Annual Meeting?

Aetna will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and the Notice, except that you will pay for Internet access if you choose to access these proxy materials over the Internet. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our Directors, officers and employees, none of whom will receive any additional compensation for such solicitation activities. We also have hired Georgeson LLC to assist us in the solicitation of votes for a fee of $22,000 plus reasonable out-of-pocket expenses for these services, which vary from year to year. We also will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to beneficial owners of Common Stock and obtaining their voting instructions.

Does Aetna Allow Shareholders to Choose to View Annual Reports to Shareholders and Proxy Statements Via the Internet?

Yes. Aetna allows shareholders of record to choose to view future annual reports to shareholders and proxy statements via the Internet instead of receiving paper copies of these documents in the mail. The 2018 Aetna Inc. Notice of Annual Meeting and Proxy Statement and Aetna's 2017 Annual Report on Form 10-K are available on the Internet at www.proxyvote.com. Under Pennsylvania law, Aetna may provide shareholders who give Aetna their e-mail addresses with electronic notice of its shareholder meetings as described below.

If you are a shareholder of record, you can choose to view annual reports to shareholders and proxy statements via the Internet and save Aetna the cost of producing and mailing these documents in the future by following the instructions under "How Do I Elect to View Annual Reports to Shareholders and Proxy Statements Via the Internet?" below. If you hold your shares through a stockbroker, bank or other

holder of record, check the information provided by that entity for instructions on how to elect to view future notices of shareholder meetings, proxy statements and annual reports via the Internet.

If you are a shareholder of record and choose to receive future notices of shareholder meetings by e-mail and view future annual reports and proxy statements over the Internet, you must supply an e-mail address, and you will receive your notice of the meeting by e-mail when those materials are posted. The notice you receive will include instructions and contain the Internet address for those materials.

Many shareholders who hold their shares through a stockbroker, bank or other holder of record and elect electronic access will receive an e-mail containing the Internet address to access Aetna's notices of shareholder meetings, proxy statements and annual reports when those materials are posted.

How Do I Elect to View Annual Reports to Shareholders and Proxy Statements Via the Internet?

If you are a shareholder of record and are interested in receiving future notices of shareholder meetings by e-mail and viewing future annual reports and proxy statements on the Internet instead of receiving paper copies of these documents, you may elect this option when voting via the

Internet by going to **www.proxyvote.com** and following the instructions. You will need to have your proxy card (or the Notice or the e-mail message you receive with instructions on how to vote) in hand when you access the website.

What If I Get More Than One Copy of Aetna's Annual Report?

Aetna's 2017 Annual Report on Form 10-K is being mailed to shareholders in advance of, or together with, this Proxy Statement. If you hold Aetna shares in your own name and received more than one copy of Aetna's 2017 Annual Report on Form 10-K at your address and wish to reduce the number of reports you receive and save Aetna the cost of producing and mailing these reports, you should contact Aetna's Transfer Agent at 1-800-446-2617 to discontinue the mailing of reports on the accounts you select. At least one account at your address must continue to receive an annual report, unless you elect to view future annual reports over the Internet. The mailing of dividend checks, dividend reinvestment statements, proxy materials and special notices will not be affected by your election to discontinue duplicate mailings of annual reports. Registered shareholders may resume the mailing of an annual report to an account by calling Aetna's Transfer Agent at 1-800-446-2617. If you own shares through a stockbroker, bank or other holder of record

and received more than one Aetna 2017 Annual Report on Form 10-K, please contact the holder of record to eliminate duplicate mailings.

"Householding" occurs when a single copy of our annual report and proxy statement is sent to any household at which two or more shareholders reside if they appear to be members of the same family. This procedure reduces our printing and mailing costs and fees. Shareholders who participate in householding will continue to receive separate proxy cards, and householding will not affect the mailing of account statements or special notices in any way. We make householding available for registered shareholders. If you are a registered shareholder, please check the appropriate box on your proxy card or select the householding option when you vote by Internet or phone if you would like to participate in our householding program. A number of brokerage firms have instituted householding for shares held in street name.

What If a Director Nominee Is Unwilling or Unable to Serve?

If for any reason one or more of Aetna's nominees is not available to be a candidate for Director, the persons named as proxy holders on your proxy card may vote your shares for such other candidate or candidates as may be nominated by the Board, or the Board may reduce the number of Directors to be elected.

What Happens If Additional Proposals Are Presented at the Meeting?

Other than the election of Directors and the other proposals described in this Proxy Statement, Aetna has not received proper notice of, and is not aware of, any matters to be presented for a vote at the Annual Meeting. If you grant a proxy using your proxy card, the persons named as proxies on your proxy card, or any of them, will have discretion to, and intend to, vote your shares according to their best judgment on any and all additional proposals or other matters properly presented for a vote at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place.

Can I Propose Actions for Consideration at Next Year's Annual Meeting of Shareholders or Nominate Individuals to Serve as Directors?

Yes. You can submit proposals for consideration at future annual meetings, including Director nominations.

- **SHAREHOLDER PROPOSALS:** In order for a shareholder proposal to be considered for inclusion in Aetna's proxy statement for the 2019 Annual Meeting, the written proposal must be RECEIVED by Aetna's Corporate Secretary no later than the close of business Eastern time on December 7, 2018. Such proposals must be sent to: Corporate Secretary, Aetna Inc., 151 Farmington Avenue, RW61, Hartford, CT 06156. Such proposals also will need to comply with the SEC's rules and regulations, namely Rule 14a-8 under the Securities Exchange Act of 1934, as amended, regarding the inclusion of shareholder proposals in Aetna-sponsored proxy materials.

  In order for a shareholder proposal to be raised from the floor during the 2019 Annual Meeting instead of being submitted for inclusion in Aetna's proxy statement, the shareholder's written notice must be RECEIVED by Aetna's Corporate Secretary at least 90 calendar days before the date of the 2019 Annual Meeting and must contain the information required by Aetna's By-Laws. Please note that the 90-day advance notice requirement relates only to matters a shareholder wishes to bring before the 2019 Annual Meeting from the floor. It does not apply to proposals

a shareholder wishes to have included in Aetna's proxy statement; that procedure is explained in the immediately preceding paragraph.

- **NOMINATION OF DIRECTOR CANDIDATES:** You may propose Director candidates for consideration by the Nominating Committee. In addition, Aetna's By-Laws permit shareholders to nominate Directors for consideration at a meeting of shareholders at which one or more Directors are to be elected. In order to nominate a Director candidate at the 2019 Annual Meeting, the shareholder's written notice must be RECEIVED by Aetna's Corporate Secretary at least 90 calendar days before the date of the 2019 Annual Meeting and must contain the information required by Aetna's By-Laws. (Please see "Consideration of Director Nominees-Director Qualifications" on page 11 for a description of qualifications that the Board believes are required for Board nominees.)

- **COPY OF BY-LAW PROVISIONS:** You may contact the Corporate Secretary at Aetna's headquarters, 151 Farmington Avenue, RW61, Hartford, CT 06156, for a copy of the relevant provisions of Aetna's By-Laws regarding the requirements for making shareholder proposals and nominating Director candidates. You also can visit Aetna's website at **www.aetna.com/governance** to review and download a copy of Aetna's By-Laws.

Can Shareholders Ask Questions at the Annual Meeting?

Yes. You can ask questions regarding each of the items to be voted on when those items are discussed at the Annual Meeting. Shareholders also will have an opportunity to ask questions of general interest at the end of the Annual Meeting.

Who Counts the Votes Cast at the Annual Meeting?

Votes are counted by employees of Broadridge Financial Solutions, Inc. and certified by the judge of election for the Annual Meeting who is an employee of Governance Consulting Services, LLC, an independent consultant of Broadridge Financial Solutions, Inc. The judge of election will determine the number of shares outstanding and the voting power of each share, determine the shares represented at the Annual Meeting, determine the existence of a quorum, determine the validity of proxies and ballots, count all votes and determine the results of the actions taken at the Annual Meeting.

Is My Vote Confidential?

Yes. The vote of each shareholder is held in confidence from Aetna's Directors, officers and employees except (a) as necessary to meet applicable legal requirements (including stock exchange listing requirements) and to assert or defend claims for or against Aetna and/or one or more of its consolidated subsidiaries, (b) as necessary to assist in resolving any dispute about the authenticity or accuracy of a proxy card, consent, ballot, authorization or vote, (c) if there is a contested proxy solicitation, (d) if a shareholder makes a written comment on a proxy card or other means of voting or otherwise communicates to management, or (e) as necessary to obtain a quorum.

ADDITIONAL INFORMATION

Contact Information

If you have questions or need more information about the Annual Meeting, write to:

Office of the Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RW61
Hartford, CT 06156
or email us at *shareholderrelations@aetna.com*.

For information about your record holdings or Computershare Investment Plan account, call Computershare Trust Company, N.A. at 1-800-446-2617 or access your account via the Internet at **www.computershare.com/ investor.** We also invite you to visit Aetna's website at

www.aetna.com. Website addresses, hyperlinks and QR codes are included for reference only. The information contained on websites referred to and/or linked to in this Proxy Statement (other than Aetna's website to the extent specifically referred to herein as required by the SEC's rules) is not part of this proxy solicitation and is not incorporated by reference into this Proxy Statement or any other proxy materials. References to competitors and other companies throughout this Proxy Statement are for illustrative or comparison purposes only and do not indicate that these companies are Aetna's only competitors or are Aetna's closest competitors.

Financial Statements

Aetna's 2017 Annual Report on Form 10-K includes the Report of Independent Registered Public Accounting Firm, which includes an opinion on the Company's consolidated financial statements as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017, and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2017. Aetna's Annual Report on Form 10-K also contains Management's Discussion and Analysis of Financial

Condition and Results of Operations together with the Consolidated Financial Statements and related Notes as of December 31, 2017 and 2016 and for each of the three years in the three-year period ending December 31, 2017. Other information provided in Aetna's Annual Report on Form 10-K includes Management's Report on Internal Control Over Financial Reporting, Selected Financial Data for the most recent five years, Quarterly Financial Data for 2017 and 2016 and a Corporate Performance Graph.

SEC Form 10-K

Shareholders may obtain a copy of Aetna's 2017 Annual Report on Form 10-K filed with the SEC, including the financial statements and the financial statement schedules, without charge by calling 1-800-237-4273,

by visiting Aetna's website at www.aetna.com or by mailing a written request to Adam F. McAnaney, Aetna's Corporate Secretary, at 151 Farmington Avenue, RW61, Hartford, CT 06156.

By order of the Board of Directors,



Adam F. McAnaney
Vice President and Corporate Secretary
April 6, 2018

ADMISSION AND TICKET REQUEST PROCEDURE

Admission

Admission is limited to shareholders of record at the close of business on March 16, 2018, or one individual designated as a shareholder's authorized proxy holder or one representative designated in writing to present a shareholder proposal. **In each case, the individual must have an admission ticket issued by Aetna and valid government issued photo identification (e.g., a driver's license or a passport) to be admitted to the Annual Meeting.**

Ticket Request Deadline

Ticket requests must include all information specified in the applicable table below and be submitted in writing and received by Aetna on or before May 11, 2018. No requests will be processed after that date.

To Submit a Request

Submit ticket requests by mail to Office of the Corporate Secretary, 151 Farmington Avenue, RW61, Hartford, CT 06156 or by facsimile to 860-293-1361. Ticket requests will not be accepted by telephone or e-mail.

Authorized Proxy Representative

A shareholder may appoint one representative to attend the Annual Meeting and/or vote on his/her behalf. The admission ticket must be requested by the shareholder but will be issued in the name of the authorized representative. Individuals holding admission tickets that are not issued in their name will not be admitted to the Annual Meeting. The shareholder information specified below and a written proxy authorization must accompany the ticket request.

Proponent of a Shareholder Proposal

For each shareholder proposal included in this Proxy Statement, the shareholder sponsor should notify the Company in writing of the individual authorized to present the proposal on behalf of the shareholder at the Annual Meeting. One admission ticket will be issued for the designated representative if the advance registration instructions on this page and on page 75 are followed. Shareholder sponsors and their designated representatives must have an admission ticket and present valid government issued photo identification to be admitted to the Annual Meeting.

Registered Shareholders For ownership verification provide:	Beneficial Holders For ownership verification provide one of the following:	401(k) Holders For ownership verification provide:
Option A • Name(s) of shareholder(s); • Address; • Phone number; and • Shareholder account number or social security number **Option B** • A copy of your proxy card or notice showing shareholder name and address **Also include:** • Name of authorized proxy representative, if applicable • Address to which ticket should be mailed	• A copy of your March 2018 brokerage account statement showing Aetna share ownership as of the record date (3/16/18); or • A letter from your broker, bank or other nominee verifying your record date (3/16/18) ownership; or • A copy of your brokerage account voting instruction card showing shareholder name and address **Also include:** • Name of authorized proxy representative, if applicable • Address to which ticket should be mailed and phone number	• Name; • Address; and • Phone number **Also include:** • Address to which ticket should be mailed

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ANNEX A

Reconciliation of Certain Amounts to the Most Directly Comparable GAAP Measure

Net income refers to net income attributable to Aetna reported in Aetna's Consolidated Statements of Income in accordance with U.S. generally accepted accounting principles ("GAAP"). Unless otherwise indicated, all references in this Proxy Statement to net income and net income per share exclude amounts attributable to non-controlling interests.

Non-GAAP financial measures such as adjusted earnings, adjusted earnings per share, adjusted operating expenses, adjusted revenue, adjusted expense ratio and adjusted pre-tax margin exclude from the relevant GAAP metrics, as applicable:

- Amortization of other acquired intangible assets;
- Net realized capital gains or losses; and
- Other items, if any, that neither relate to the ordinary course of Aetna's business nor reflect Aetna's underlying business performance.

Although the excluded items may recur, management believes that non-GAAP financial measures Aetna discloses, including those described above, provide a more useful comparison of Aetna's underlying business performance from period to period. Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities. However, these transactions do not directly relate to the underwriting or servicing of products for customers and are not directly related to the core performance of Aetna's business operations. Other acquired intangible assets relate to Aetna's acquisition activities and are amortized over their useful lives. However, this amortization does not directly relate to the underwriting or servicing of products for customers and is not directly related to the core performance of Aetna's business operations. Adjusted earnings is the measure the Chief Executive Officer uses to assess consolidated Aetna results. Non-GAAP financial measures Aetna discloses, including those described in this Annex A, should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

The following is a reconciliation of net income to adjusted earnings and a calculation of net income and adjusted earnings per share for the years ended December 31, 2017 through 2013:

(Millions, except per common share data)		2017	2016	2015	2014	2013
Reconciliation of net income attributable to Aetna to adjusted earnings						
Net income attributable to Aetna (GAAP measure)	(A)	$1,904	$2,271	$2,390	$2,041	$1,914
Gain related to sale of certain domestic group insurance businesses		(88)	—	—	—	—
Penn Treaty-related guaranty fund assessments		231	—	—	—	—
Transaction and integration-related costs		1,240	517	258	201	333
Restructuring costs		60	404	15	—	—
Litigation-related proceeds		—	—	(110)	—	—
Loss on early extinguishment of long-term debt		246	—	—	181	—
Pension settlement charge		—	—	—	112	—
Release of litigation-related reserve		—	—	—	(103)	—
Charge for changes in life insurance claim payment practices		—	—	—	—	55
Reduction of reserve for anticipated future losses on discontinued products		(109)	(128)	—	—	(86)
Reversal of allowance and gain on sale of reinsurance recoverable		—	—	—	—	(49)
Amortization of other acquired intangible assets		272	247	255	243	215
Net realized capital losses (gains)		239	(86)	65	(80)	9
Income tax benefit		(686)	(308)	(156)	(190)	(150)
Adjusted earnings	(B)	$3,309	$2,917	$2,717	$2,405	$2,241
Weighted-average common shares - diluted	(C)	335.4	354.3	352.6	359.1	359.2
Net income attributable to Aetna per share (GAAP measure)	(A)/(C)	$5.68	$6.41	$6.78	$5.68	$5.33
Adjusted earnings per share	(B)/(C)	$9.86	$8.23	$7.71	$6.70	$6.24

In order to provide useful information regarding Aetna's profitability on a basis comparable to others in the industry, without regard to financing decisions, income taxes or amortization of other acquired intangible assets (each of which may vary for reasons not directly related to the performance of the underlying business), Aetna's adjusted pre-tax margin is based on adjusted earnings excluding interest expense and income taxes. Management also uses adjusted pre-tax margin to assess Aetna's performance, including performance versus competitors. The adjusted pre-tax margin is calculated by dividing adjusted earnings before income taxes (excluding interest expense) by adjusted revenue.

Adjusted revenue excludes net realized capital gains and losses, gain related to the sale of Aetna's domestic group life insurance, group disability insurance and absence management businesses and interest income on the proceeds of Aetna's senior notes issued in June 2016 in connection with the Humana Merger Agreement (the "transaction related debt").

Aetna's adjusted operating expenses exclude transaction and integration-related costs, restructuring costs and the expense for estimated future guaranty fund assessments related to Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, "Penn Treaty"). The adjusted expense ratio is calculated by dividing adjusted operating expenses by adjusted revenue.

The following are reconciliations of the most directly comparable GAAP measure to certain non-GAAP measures and calculations of certain GAAP ratios and non-GAAP ratios for the years ended December 31, 2017 and December 31, 2016 that are used in this Proxy Statement:

(Millions)		2017	2016
Reconciliation of income before income taxes to adjusted earnings before income taxes, excluding interest expense:			
Income before income taxes (GAAP measure)		$2,992	$3,991
Interest expense		357	317
Gain related to sale of certain domestic group insurance businesses		(88)	—
Loss on early extinguishment of long-term debt		246	—
Penn Treaty-related guaranty fund assessments		231	—
Transaction and integration-related costs		1,240	517
Restructuring costs		60	404
Reduction of reserve for anticipated future losses on discontinued products		(109)	(128)
Amortization of other acquired intangible assets		272	247
Net realized capital losses (gains)		239	(86)
Adjusted earnings before income taxes, excluding interest expense	(D)	$5,440	$5,262
Reconciliation of net income attributable to Aetna to adjusted earnings excluding interest expense, net of tax:			
Net income attributable to Aetna (GAAP measure)	(E)	$1,904	$2,271
Interest expense		357	317
Gain related to sale of certain domestic group insurance businesses		(88)	—
Loss on early extinguishment of long-term debt		246	—
Penn Treaty-related guaranty fund assessments		231	—
Transaction and integration-related costs		1,240	517
Restructuring costs		60	404
Reduction of reserve for anticipated future losses on discontinued products		(109)	(128)
Amortization of other acquired intangible assets		272	247
Net realized capital losses (gains)		239	(86)
Income tax benefit		(811)	(419)
Adjusted earnings excluding interest expense, net of tax		$3,541	$3,123
Reconciliation of total revenue to adjusted revenue:			
Total revenue (GAAP measure)	(F)	$60,535	$63,155
Gain related to sale of certain domestic group insurance businesses		(88)	—
Interest income on proceeds of transaction related debt		(11)	(23)
Net realized capital losses (gains)		239	(86)
Adjusted revenue (excludes net realized capital losses (gains) and other items)	(G)	60,675	63,046
Reconciliation of total operating expenses to adjusted operating expenses:			
Total operating expenses (GAAP measure)	(H)	$12,064	$12,085
Penn Treaty-related guaranty fund assessments		(231)	—
Transaction and integration-related costs		(1,166)	(253)
Restructuring costs		(60)	(404)
Adjusted operating expenses	(I)	$10,607	$11,428
After-tax net income and adjusted pre-tax margins:			
After-tax net income margin (GAAP measure)	(E)/(F)	3.1%	3.6%
Adjusted pre-tax margin	(D)/(G)	9.0%	8.3%
Expense ratios:			
Total company expense ratio (GAAP measure)	(H)/(F)	19.9%	19.1%
Adjusted expense ratio	(I)/(G)	17.5%	18.1%

Under the Annual Bonus Plan ("ABP"), bonus pool funding is determined by the Committee on Compensation and Talent Management using non-GAAP metrics to measure actual performance. The following is a reconciliation of the actual performance metrics used in determining the bonus pool funding in 2017 to the most directly comparable GAAP measure (other than those metrics already defined above) for the year ended December 31, 2017:

(Millions)		2017
Reconciliation of total revenue to adjusted revenue:		
Total revenue (GAAP measure)	(J)	$60,535
Gain related to sale of certain domestic group insurance businesses		(88)
Interest income on proceeds of transaction related debt		(11)
Net realized capital losses (gains)		239
Adjusted revenue (excludes net realized capital losses (gains) and other items)	(K)	$60,675
Reconciliation of total operating expenses to adjusted selling, general and administrative expenses		
Total operating expenses (GAAP measure)	(L)	$12,064
Penn Treaty-related guaranty fund assessments		(231)
Transaction and integration-related costs		(1,166)
Restructuring costs		(60)
Incentive compensation expense		(298)
Adjusted selling, general and administrative expenses	(M)	$10,309
Total company and adjusted SG&A expense ratios:		
Total company expense ratio (GAAP measure)	(L)/(J)	19.9%
Adjusted selling, general and administrative expense ratio	(M)/(K)	17.0%

ANNEX B

Directions to Park Hyatt New York

153 West 57th Street
New York, NY 10019
USA

Directions from LaGuardia (LGA) Airport
Travel on Grand Central Parkway West
Grand Central Parkway West becomes 1-278 East/Robert Kennedy Bridge East
Take exit 45 toward 31st Street merging onto Astoria Blvd.
Take first left onto 31st Street
31st Street becomes Northern Blvd/NY-25A
Turn right onto Queens Blvd./NY-25
Keep left at the fork to go on NY-25
Keep right at the fork to go on NY-25/Ed Koch Queensboro Bridge West
Turn slight left on 60th Street
Turn left onto 5th Avenue
Turn right onto West 57th Street
Distance from LaGuardia Airport to hotel: 7 miles

Directions from John F. Kennedy (JFK) International Airport
Travel on JFK Expressway North
Merge onto I-678 North/Van Wyck Expressway North
Merge onto I-495 West/Long Island Expressway West via Exit 12B toward Midtown Tunnel
Keep left to take I-495 West toward Midtown Tunnel/Manhattan
Take 37th Street toward Crosstown
Merge onto East 37th Street
Take first right onto 3rd Avenue
Turn left onto East 57th Street
Continue straight and street becomes West 57th Street
Distance from John F. Kennedy International Airport to hotel: 17 miles

Directions from Newark Liberty (EWR) International Airport
Travel on I-78 East ramp toward I-95 North/Holland Tunnel/New York City
Merge onto I-78 Express
I-78 Express becomes I-78 East
Take I-95 North/NJ Turnpike North exit
Merge onto I-95 North/NJ Turnpike North via ramp on left toward US-46/I-80/Lincoln Tunnel
Keep right to take NJ-3/Lincoln Tunnel
NJ-495 East becomes NY-495 East/Lincoln Tunnel East
NY-495 East/Lincoln Tunnel becomes Dyer Avenue
Turn right and stay on Dyer Avenue
Turn left onto West 36th Street
Turn left onto 8th Avenue
Turn right onto West 57th Street
Distance from Newark Liberty International Airport to hotel: 18 miles

Directions from Grand Central Terminal
Travel northwest onto East 43rd Street toward Madison Avenue
Turn right onto Avenue of Americas
Turn left onto West 57th Street
Distance from Grand Central Terminal to hotel: 1 mile

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The Aetna Way is an expression of why we exist, what we are trying to achieve and what we believe in.


Integrity
We do the right thing for the right reason.
Excellence
We strive to deliver the highest quality and value possible through simple, easy and relevant solutions.
People we serve
Inspiration
We inspire each other to explore ideas that can make the world a better place.
Caring
We listen to and respect our customers and each other so we can act with insight, understanding and compassion.

Everything we do at Aetna starts with our values — a clear, strongly held set of core beliefs that reflect who we are and what you can expect from us.



**151 Farmington Avenue
Hartford, Connecticut 06156**



Visit our Investor Relations website

https://www.aetna.com/about-us/investor-information.html



Read our 2016 Corporate Social Responsibility Report

www.aetna.com/about-aetna-insurance/document-library/corporate-responsibility.pdf



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https://www.aetna.com/individuals-families/using-your-aetna-benefits/aetna-mobile.html

The Aetna Story: Building a Healthier You

Founded in 1853 in Hartford, Connecticut, Aetna is one of the nation's leading diversified health care benefits companies. We help people achieve their health ambitions by offering a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental and behavioral health plans, and medical management capabilities, Medicaid health care management services, Medicare Advantage and Medicare Supplement plans, workers' compensation administrative services and health information technology products and services.

We currently serve an estimated 37.9 million people, partnering with health care professionals to give our members the information, resources and assistance they need to access quality health care. Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers, governmental units, government-sponsored plans, labor groups and expatriates.

Our dedication to the individuals we serve and the communities in which they live is at the heart of our mission to build a healthier world.

